 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2000
                                                      REGISTRATION NO. 333-92853

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                              DIVERSA CORPORATION
                        (NAME OF ISSUER IN ITS CHARTER)

             DELAWARE                               8731                            22-3297375
   (STATE OR OTHER JURISDICTION         (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                           10665 SORRENTO VALLEY ROAD
                              SAN DIEGO, CA 92121
                                 (858) 623-5106
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                              JAY M. SHORT, PH.D.
                            CHIEF EXECUTIVE OFFICER
                              DIVERSA CORPORATION
                           10665 SORRENTO VALLEY ROAD
                              SAN DIEGO, CA 92121
                                 (858) 623-5106
             (NAME, ADDRESS, TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   COPIES TO:

        M. WAINWRIGHT FISHBURN, JR., ESQ.                        FAYE H. RUSSELL, ESQ.
            NANCY DENYES KRUEGER, ESQ.                           MARIA P. SENDRA, ESQ.
              DAVID B. BERGER, ESQ.                         BROBECK, PHLEGER & HARRISON LLP
                COOLEY GODWARD LLP                                550 WEST "C" STREET
         4365 EXECUTIVE DRIVE, SUITE 1100                     SAN DIEGO, CALIFORNIA 92101
           SAN DIEGO, CALIFORNIA 92121                               (619) 234-1966
                  (858) 550-6000

                                ---------------

        Approximate date of commencement of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

                                ---------------

  If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY + +THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2000

PRELIMINARY PROSPECTUS

                                7,000,000 SHARES


                               [LOGO OF DIVERSA]

                                  COMMON STOCK

                                  -----------

This is an initial public offering of 7,000,000 shares of common stock of Diversa Corporation. We are selling all of the shares of common stock offered under this prospectus.

We expect the public offering price for our common stock to be between $20.00 and $22.00 per share. There is currently no public market for our common stock. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "DVSA."

SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                                                Per
                                                               Share    Total
                                                              -------- --------
Public offering price........................................ $        $
Underwriting discounts and commissions....................... $        $
Proceeds to Diversa.......................................... $        $

                                  -----------

We have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares in New York, New York, on
               , 2000.

                                  -----------

BEAR, STEARNS & CO. INC.

                  CHASE H&Q

                        DEUTSCHE BANC ALEX. BROWN

             The date of this prospectus is                  , 2000

                                [GATEFOLD COVER]

[Gatefold Cover: A diagram entitled "Diversa: Innovation from BioDiversity and Gene Evolution" depicting alternative ecosystems, progressing to multiple images depicting the discovery, development and manufacture of novel enzymes and other biologically active compounds through our proprietary processes and technologies, which then leads to photographs representing our four target markets.

[Inside Front Cover: Heading reading "Diversa Corporation discovers and develops novel enzymes and other biologically active compounds from diverse environmental sources for use in agricultural, chemical processing, industrial and pharmaceutical applications. We have commercialized our first product for the industrial market and have multiple projects in various stages of development in our target markets," followed by a diagram representing our discovery and evolution processes and technologies, which then leads to photographs representing our four target markets.

                               PROSPECTUS SUMMARY

                              DIVERSA CORPORATION

   You should read the following summary together with the more detailed information regarding our company and our common stock being sold in this offering and our financial statements and the notes to our financial statements appearing elsewhere in this prospectus before making an investment decision. You should also carefully consider the information discussed in "Risk Factors."

OUR BUSINESS AND TECHNOLOGIES

   We believe that we are a global leader in discovering and developing novel enzymes and other biologically active compounds from diverse environmental sources for use in agricultural, chemical processing, industrial and pharmaceutical applications. Enzymes are proteins that catalyze, or facilitate, one or more chemical reactions. Our processes significantly speed the discovery and development of such commercially valuable new enzymes and biologically active small molecules. For example, we launched our first product for an industrial application within two years of project initiation. Our processes are designed to help our strategic partners and customers reduce cost, reduce waste, improve yield and enhance the quality of end products and manufacturing. We believe that the integration of our capabilities differentiates us from our competitors. We accomplish this integration utilizing our proprietary methods in the following manner:

  . We collect genetic material from organisms that have not previously been cultured in the laboratory found in diverse natural environments;

  . We isolate, catalog and store genes and gene pathways, or groups of genes that produce enzymes that act together to synthesize a molecule, in vast DNA libraries;

  . We screen these libraries to analyze more than a billion genes per day to identify potentially useful enzymes and compounds;

  . We optimize these enzymes and compounds by applying our DirectEvolution(R) genetic modification technologies, including our Gene Site Saturation Mutagenesis(TM) and GeneReassembly(TM) technologies; and

  . We develop novel host organisms for the manufacture of resulting products.

   We believe our ability to construct vast libraries from DNA samples collected from organisms in diverse environments is an important factor of our success. Our use of minute DNA samples results in minimal impact to the surrounding environment and has enabled us to enter into numerous formal genetic resource access agreements. We estimate that our environmental gene libraries currently contain the complete genomes of over 1 million unique microorganisms.

   Our ultra high-throughput screening technologies, such as SingleCell(TM) screening, and our enrichment technologies, such as biopanning, allow for the rapid discovery and identification of genes with desired biological activity or specific DNA sequences. Our DirectEvolution technologies, Gene Site Saturation Mutagenesis and GeneReassembly, enable us to modify the DNA sequences of genes in order to optimize new genes for commercial applications. We use our Gene Site Saturation Mutagenesis technology to create a family of related genes that all differ from a parent gene by a single amino acid change at each defined position. We use our GeneReassembly technologies for the reassembly of related genes from two or more different species to create a large population of new gene variants. The new genes created through these technologies can then be screened for one or more desired characteristics.

   We intend to commercialize products discovered or developed utilizing our technologies, both independently and in collaboration with strategic partners. We have successfully commercialized our first product and we have 42 other projects with multiple production applications in various stages of development.

Our strategic partners are market leaders across multiple industries and include Novartis Seeds AG, Novartis Agribusiness Biotechnology Research, Inc., The Dow Chemical Company, Rhone-Poulenc Animal Nutrition S.A. and Finnfeeds International Limited. These partners typically fund research costs and provide various types of payments, which may include exclusivity payments, technology access and development payments, milestone payments, license and commercialization fees and royalties. In addition to $10.7 million received from inception through December 31, 1999, our partners are committed to fund at least $68.0 million under existing agreements over the next five years. Our partners have also invested $9.2 million in our equity securities.

OUR TARGET MARKETS AND PRODUCTS

   We are developing enzymes and other biologically active compounds for a number of industries, including agricultural, chemical processing, industrial and pharmaceutical applications. Our target markets provide both short-term and long-term product revenue opportunities. Within these broad markets we are targeting billion dollar key market segments where we believe our technologies and products will create high value and competitive advantages for our strategic partners and our customers. We are identifying and producing enzymes that exhibit dramatic increases in activity, efficiency and stability. Examples of our product applications include the following:

  . In agriculture, we are developing a variety of specialty enzymes and engineered genes to improve crop protection, crop yield and nutritional value, as well as to reduce harmful environmental waste.

  . In chemical processing, we are developing a variety of enzymes to create manufacturing efficiencies, reduce production costs and accelerate generation of new chemical products and processes.

  . For industrial applications, we successfully commercialized a heat-tolerant enzyme useful for oil and gas recovery and are developing numerous products related to enzymatic processes for detergent, corn processing, textile, pulp and paper processing and fats and oils applications.

  . In pharmaceuticals, we are working to discover small molecule compounds as candidates for anti-microbials, anti-fungals, anti-virals and other therapeutic drugs.

OUR STRATEGY

   Our goal is to be the leading provider of novel enzymes and biologically active compounds for use in unique, economically attractive applications. The key elements of our strategy are to:

  .  Protect and enhance our technology leadership position;

  . Expand our existing DNA libraries through access to novel genetic material and utilize our proprietary technologies to discover new genes and gene pathways to provide solutions to market needs;

  . Deploy our technologies across diverse markets in order to maximize our return on investment;

  . Pursue additional strategic alliances with market leaders to access funding and industry-specific expertise and to more efficiently develop and commercialize a larger product portfolio; and

  . Independently develop and commercialize products in selected markets to capture their full economic value.

                                  THE OFFERING

Common stock offered by Diversa................. 7,000,000 shares
Common stock to be outstanding after the
 offering....................................... 32,811,401 shares
Use of proceeds................................. We intend to use the net proceeds from this offering for research and
                                                 development, capital expenditures,
                                                 working capital, general corporate
                                                 purposes and possible future
                                                 acquisitions.
Proposed Nasdaq National Market symbol.......... DVSA

The share amounts in this table are based on shares outstanding as of December 31, 1999. This table excludes:

  . 5,492,798 shares of our common stock reserved for issuance under our stock option plans of which 3,125,000 shares are subject to outstanding options with a weighted average exercise price of $1.73 per share and 13,937 shares of common stock issuable upon exercise of an outstanding option granted outside our stock option plans with an exercise price of $0.03 per share;

  . 277,719 shares available for issuance under our Non-Employee Directors' Stock Option Plan;

  . 416,579 shares available for issuance under our 1999 Employee Stock Purchase Plan; and

  . 364,120 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $1.44 per share.

Except as otherwise indicated, information in this prospectus is based on the following assumptions:

  . the conversion of all outstanding shares of our preferred stock into 22,834,011 shares of common stock upon the closing of this offering;

  . the issuance of an estimated 32,000 shares of common stock to be issued at the closing of this offering to holders of our series A, B and D preferred stock as payment of a dividend that began to accrue on December 21, 1999;

  . a 1-for-2.8806 reverse-split in our common stock that was effected on February 8, 2000; and

  . no exercise of the underwriters' over-allotment option to purchase up to 1,050,000 shares.

   DIVERSA, Gene Site Saturation Mutagenesis, GSSM, Pyrolase, GeneReassembly, DiverseLibraries, PathwayLibraries, DirectEvolution(R), SingleCell and SciLect are trademarks of Diversa Corporation. This prospectus also refers to trade names and trademarks of other organizations.

                             SUMMARY FINANCIAL DATA

   The following financial information should be read together with the "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                         YEAR ENDED DECEMBER 31,
                                ----------------------------------------------
                                 1995      1996      1997      1998     1999
                                -------  --------  --------  --------  -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue.................  $    25  $    706  $  1,155  $  1,347  $10,272
Total operating expenses......    8,857    12,125    13,455    15,201   19,506
Operating loss................   (8,832)  (11,419)  (12,300)  (13,854)  (9,234)
Net loss......................   (8,904)  (11,646)  (12,392)  (13,510)  (9,019)
Net loss applicable to common
 stockholders.................  $(8,904) $(11,646) $(12,392) $(13,510) $(9,085)
                                =======  ========  ========  ========  =======
Historical net loss per share,
 basic and diluted............  $ (7.37) $  (7.68) $  (7.72) $  (7.64) $ (3.86)
                                =======  ========  ========  ========  =======
Historical weighted average
 shares outstanding...........    1,208     1,517     1,606     1,768    2,353
Pro forma net loss per share..                                         $ (0.36)
                                                                       =======
Pro forma weighted average
 shares outstanding...........                                          25,187

                                                   AS OF DECEMBER 31, 1999
                                                ------------------------------
                                                            PRO    PRO FORMA
                                                 ACTUAL    FORMA   AS ADJUSTED
                                                --------  ------- ------------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short term
 investments...................................  $ 5,084  $ 5,084   $140,594
Working capital................................   13,902   13,902    149,412
Total assets...................................   31,072   31,072    167,412
Capital lease obligations, less current
 portion.......................................    2,677    2,677      2,677
Redeemable convertible preferred stock.........   48,402      --         --
Stockholders' equity (deficit).................  (42,813)   5,589    141,099

   Pro forma net loss per share assumes all our preferred stock had been converted into common stock on the date of original issuance. See our financial statements for a more detailed description.

   Pro forma balance sheet data assumes the conversion of all our outstanding preferred stock into common stock in conjunction with the closing of this offering.

   The pro forma as adjusted balance sheet data above reflect the sale of 7,000,000 shares of our common stock in this offering at an assumed initial public offering price of $21.00 per share after deducting estimated underwriting discounts and commissions and estimated expenses of this offering, the conversion of all outstanding preferred stock into common stock and the issuance of an estimated 32,000 shares of common stock to be issued at the closing of this offering to holders of our series A, B and D preferred stock as payment of a dividend that began to accrue on December 21, 1999. See "Use of Proceeds" and "Capitalization" for a discussion about how we intend to use the proceeds from this offering and about our capitalization.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF NET LOSSES, WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

   We have incurred net losses since our inception, including a net loss of approximately $11.8 million for the year ended December 31, 1998 and approximately $10.5 million for the year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of approximately $56.4 million. We expect to incur additional losses for at least the next several years. The extent of our future losses will depend, in part, on the rate of growth, if any, in our contract revenue and on the level of our expenses. To date, substantially all of our revenue has been derived from strategic alliances and grants, and we expect that substantially all of our revenue for the foreseeable future will result from payments from strategic alliances.

   Future revenue from strategic alliances are uncertain because our ability to generate revenue will depend upon our ability to enter into new strategic alliances and to meet research, development and commercialization objectives under new and existing agreements. We expect to spend significant amounts to fund research and development and enhance our core technologies. As a result, we expect that our operating expenses will increase significantly in the near term, and, consequently, we will need to generate significant additional revenue to achieve profitability. In order for us to generate revenue, we must not only retain our existing strategic partners and attract new ones, but also develop products or technologies that our partners choose to commercialize and from which we can derive revenue through royalties. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

BECAUSE WE ARE AN EARLY STAGE COMPANY DEVELOPING AND DEPLOYING NEW TECHNOLOGIES, WE MAY NOT BE ABLE TO COMMERCIALIZE OUR TECHNOLOGIES OR PRODUCTS, WHICH COULD CAUSE US TO BE UNPROFITABLE OR CEASE OPERATIONS.

   You must evaluate our business in light of the uncertainties and complexities affecting an early stage biotechnology company. Our existing proprietary technologies are new and in the early stage of development. We may not be successful in the commercial development of these or any further technologies or products. Successful products require significant development and investment, including testing, to demonstrate their cost-effectiveness prior to regulatory approval and commercialization. To date, we have commercialized only one product, Pyrolase 160, and none of our strategic partners have yet incorporated our technologies or inventions into their own commercial products from which we can generate royalties. Because of these uncertainties, our discovery process may not result in the identification of product candidates that we or our strategic partners will commercialize. If we are not able to use our technologies to discover new materials or products with significant commercial potential, we will not be able to achieve our objectives or build a sustainable or profitable business.

WE ARE DEPENDENT ON OUR STRATEGIC PARTNERS, AND OUR FAILURE TO SUCCESSFULLY MANAGE OUR EXISTING AND FUTURE STRATEGIC ALLIANCE RELATIONSHIPS COULD PREVENT US FROM DEVELOPING AND COMMERCIALIZING MANY OF OUR PRODUCTS AND ACHIEVING OR SUSTAINING PROFITABILITY.

   We currently have strategic alliance agreements with Novartis Seeds AG, Novartis Agribusiness Biotechnology Research, Inc. and The Dow Chemical Company, from which we expect to derive significant future revenue. Since we do not currently possess the resources necessary to independently develop and commercialize all of the potential products that may result from our technologies, we expect to continue to enter into, and in the near-term derive additional revenue from, strategic alliance agreements to develop and commercialize products. We will have limited or no control over the resources that any strategic partner may devote to our products. Any of our present or future strategic partners may not perform their obligations as expected. These strategic partners may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our strategic partners may not develop products arising out of our collaborative arrangements or devote sufficient resources to the development, manufacture, marketing or sale of these products. If we fail to enter into or maintain strategic alliance agreements, or if any of these events occur, we may not be able to commercialize our products, grow our business or generate sufficient revenue to support our operations. Our present or future strategic alliance opportunities could be harmed if:

  . We do not achieve our research and development objectives under our strategic alliance agreements;

  . We develop products and processes or enter into additional strategic alliances that could conflict with the business objectives of our strategic partners;

  . We disagree with our strategic partners as to rights to intellectual property we develop;

  .  We are unable to manage multiple simultaneous strategic alliances;

  . Our strategic partners become competitors of ours or enter into agreements with our competitors;

  . Consolidation in our target markets limits the number of potential strategic partners; or

  . We are unable to negotiate additional agreements having terms satisfactory to us.

WE DO NOT HAVE THE CAPACITY TO MANUFACTURE PRODUCTS ON A COMMERCIAL SCALE. IF WE ARE UNABLE TO ACCESS THE CAPACITY TO MANUFACTURE PRODUCTS IN SUFFICIENT QUANTITY, WE MAY NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS OR GENERATE SIGNIFICANT SALES.

   We have only limited experience in enzyme manufacturing and we do not have our own capacity to manufacture products on a commercial scale. We expect to be dependent to a significant extent on third parties for commercial scale manufacturing of our products. We have arrangements with a third party that has the required manufacturing equipment and available capacity to manufacture Pyrolase 160 under our direction and oversight. We also currently lease a pilot facility for process development activities from a third party, which we intend to vacate by March 2000. We plan to construct our own pilot development facility during 2000 and have identified alternative capacity to meet interim requirements. In addition to requiring investment in equipment, construction of this new facility will necessitate compliance with applicable regulations. After we complete the construction of our pilot facility, we will continue to depend on third parties for large-scale commercial manufacturing. If we fail to complete the construction of our pilot facility on time or at all, it could interrupt our research and product development programs and harm our relationships with strategic partners. Any difficulties or interruptions of service with our third party manufacturers or our own planned pilot manufacturing facility could disrupt our research and development efforts, delay our commercialization of products and harm our relationships with our strategic partners or customers.

WE HAVE ONLY LIMITED EXPERIENCE IN INDEPENDENTLY DEVELOPING, MANUFACTURING, MARKETING, SELLING AND DISTRIBUTING COMMERCIAL PRODUCTS.

   We intend to pursue some product opportunities independently. We currently have only limited resources and capability to develop, manufacture, market, sell or distribute products on a commercial scale. We will determine which products to pursue independently based on various criteria, including: investment required, estimated time to market, regulatory hurdles, infrastructure requirements and industry-specific expertise necessary for successful commercialization. At any time, we may modify our strategy and pursue alliances for the development and commercialization of some products. We may pursue products that ultimately require more resources than we anticipate or which may be technically unsuccessful. In order for us to commercialize these products directly, we would need to establish or obtain through outsourcing arrangements the capability to develop, manufacture, market, sell and distribute products. If we are unable to successfully commercialize products resulting from our internal product development efforts, we will continue to incur losses. Even if we successfully develop a commercial product, we may not generate significant sales and achieve profitability.

ETHICAL, LEGAL AND SOCIAL CONCERNS ABOUT GENETICALLY ENGINEERED PRODUCTS COULD LIMIT OR PREVENT THE USE OF OUR PRODUCTS AND TECHNOLOGIES AND LIMIT OUR REVENUE.

   Some of our products are genetically engineered. If we are not able to overcome the ethical, legal and social concerns relating to genetic engineering, our products may not be accepted. Any of the risks discussed below could result in expenses, delays or other impediments to our programs or the public acceptance and commercialization of products dependent on our technologies or inventions. Our ability to develop and commercialize one or more of our technologies and products could be limited by the following factors:

  . Public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and genetically engineered products, which could influence public acceptance of our technologies and products;

  . Public attitude regarding, and potential changes to laws governing, ownership of genetic material which could harm our intellectual property rights with respect to our genetic material and discourage strategic partners from supporting, developing or commercializing our products and technologies; and

  . Governmental reaction to negative publicity concerning genetically modified organisms, which could result in greater government regulation of genetic research and derivative products, including labeling requirements.

   The subject of genetically modified organisms has received negative publicity, which has aroused public debate. The adverse publicity could lead to greater regulation and trade restrictions on imports of genetically altered products.

IF WE ARE UNABLE TO CONTINUE TO COLLECT GENETIC MATERIAL FROM DIVERSE NATURAL ENVIRONMENTS, OUR RESEARCH AND DEVELOPMENT EFFORTS AND OUR PRODUCT DEVELOPMENT PROGRAMS COULD BE HARMED.

   We collect genetic material from organisms found in diverse environments. We collect material from government-owned land in foreign countries and in areas of the United States under formal resource access agreements, and from private lands under individual agreements with private land owners. If our access to materials under access agreements or other arrangements terminates, it could harm our internal and our collaborative research and development efforts. We also collect samples from other environments where agreements are currently not required, such as the deep sea. All of our agreements with foreign countries expire in 2002 or earlier, and they are all subject to earlier termination. Our access agreement with Iceland was terminated, and we have voluntarily ceased collections of further samples in Yellowstone National Park pending their resolution of collection guidelines.

ANY INABILITY TO ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGIES COULD HARM OUR COMPETITIVE POSITION.

   Our intellectual property consists of patents, copyrights, trade secrets, know-how and trademarks. As of January 15, 2000, we owned 24 issued patents relating to our technologies, had received notices of allowance with respect to 7 other patent applications and have over 125 patents pending. In addition, as of January 15, 2000, we had in-licensed more than 25 additional patents or patent applications that we believe strengthen our patent portfolio. Our success depends in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and methods for defending intellectual property rights.

   The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will apply for patents covering both our technologies and products as we deem appropriate. However, these applications may be challenged and may not result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

WE MAY ENCOUNTER DIFFICULTIES MANAGING OUR GROWTH, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

   Our strategy includes entering into and working on simultaneous projects across multiple industries. We increased the number of our employees from 74 at December 31, 1998 to 102 at December 31, 1999 and expect to significantly increase our rate of growth to meet our strategic objectives. If our growth continues, it will continue to place a strain on us. Our ability to effectively manage our operations, growth, and various projects requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner. In addition, we may discover deficiencies in existing systems and controls.

LITIGATION OR OTHER PROCEEDINGS OR THIRD PARTY CLAIMS OF INFRINGEMENT COULD REQUIRE US TO SPEND TIME AND MONEY AND COULD SHUT DOWN SOME OF OUR OPERATIONS.

   Our commercial success depends on neither infringing patents and proprietary rights of third parties, nor breaching any licenses or other agreements that we have entered into with regard to our technologies, products and business. The patent positions of biotechnology companies, including our patent position, involve complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. We cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or to operate as we would like. Others may develop similar technologies or duplicate technologies developed by us. We are aware of the existence of patents in some countries that, if valid, may block our ability to commercialize products in these countries if we are unsuccessful in circumventing or acquiring the rights to these patents. We are also aware of the existence of claims in published patent applications in some countries that, if granted and valid, may also block our ability to commercialize products in these countries if we are unable to circumvent or license them.

   We are not currently a party to any litigation with regard to our patent position. However, the biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Many biotechnology companies have employed intellectual property litigation as a way to gain a competitive advantage. If we became involved in litigation or interference proceedings declared by the United States Patent and Trademark Office, or oppositions or other intellectual property proceedings outside of the United States, to defend our intellectual property rights or as a result of alleged infringement of the rights of others, we might have to spend significant amounts of money. We are aware of a significant number of patents and patent applications relating to aspects of our technologies filed by, and issued to, third parties. Should any of our competitors have filed patent applications or obtain patents that claim inventions also claimed by us, we may have to participate in an interference proceeding declared by the relevant patent regulatory agency to determine priority of invention and, thus, the right to a patent for these inventions in the United States. Such a proceeding could result in substantial cost to us even if the outcome is favorable. Even if successful on priority grounds, an interference may result in loss of claims based on patentability grounds raised in the interference. The litigation or proceedings could divert our management time and efforts. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management time and disruption in our business. Uncertainties resulting from initiation and continuation of any patent or related litigation could harm our ability to compete.

   An adverse ruling arising out of any intellectual property dispute, including an adverse decision as to the priority of our inventions, would undercut or invalidate our intellectual property position. An adverse ruling could also subject us to significant liability for damages, prevent us from using processes or products, or require us to license disputed rights from third parties. Although patent and intellectual property disputes in the biotechnology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all.

   We recently received a letter from a privately held biotechnology company suggesting that we may want to consider licensing patents held by that third party. We believe that we have defenses to any infringement claim with respect to such patents. However, we cannot be certain that the third party will not initiate litigation alleging that our technologies infringe claims of such patent or that a court would not find such claims valid and infringed.

CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF TRADE SECRETS AND OTHER PROPRIETARY INFORMATION.

   In order to protect our proprietary technology and processes, we also rely in part on trade secret protection for our confidential and proprietary information. We have taken security measures to protect our trade secrets and proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. There can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or that we can meaningfully protect our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

MANY POTENTIAL COMPETITORS WHO HAVE GREATER RESOURCES AND EXPERIENCE THAN WE DO MAY DEVELOP PRODUCTS AND TECHNOLOGIES THAT MAKE OURS OBSOLETE.

   The biotechnology industry is characterized by rapid technological change, and the area of gene research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our products and technologies becoming obsolete.

   We face, and will continue to face, intense competition. We are not aware of another company that has the scope and integration of technologies and processes that we have. There are, however, a number of companies who compete with us in various steps throughout our technology process. For example, Terragen Discovery is involved in accessing organisms from diverse environments for pharmaceutical applications. A number of companies are performing high-throughput screening of molecules. Maxygen, Inc. and Evotech have alternative evolution technologies. Integrated Genomics, Inc., Myriad Genetics, Inc., ArQule, Inc. and Aurora Biosciences Corporation perform screening, sequencing and/or bioinformatics services. Novo Nordisk and Genencor International, Inc. are involved in the development, overexpression, fermentation and purification of enzymes. There are also a number of academic institutions involved in various phases of our technology process. Many of these competitors have significantly greater financial and human resources than we do. These organizations may develop technologies that are superior alternatives to our technologies. Further, our competitors may be more effective at implementing their technologies for modifying DNA to develop commercial products.

   Any products that we develop through our technologies will compete in multiple, highly competitive markets. Any products that we develop will compete in highly competitive markets. Many of our potential competitors in these markets have substantially greater financial, technical and marketing resources than we do, and we cannot assure you that they will not succeed in developing products that would render our products or those of our strategic partners obsolete or noncompetitive. In addition, many of these competitors have significantly greater experience than we do in their respective fields. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner and are technologically superior to and/or are less expensive than other products on the market. Current competitors or other companies may develop technologies and products that are more effective than ours. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. The existing approaches of our competitors or new approaches or technology developed by our competitors may be more effective than those developed by us.

STRINGENT LAWS AND REQUIRED GOVERNMENT APPROVALS COULD DELAY OUR INTRODUCTION OF PRODUCTS.

   All phases, especially the field testing, production and marketing, of our potential products are subject to significant federal, state, local and/or foreign governmental regulation. Regulatory agencies may not allow us to produce and/or market our products in a timely manner or under technically or commercially feasible conditions, or at all, which could harm our business.

   In the United States, products for our target markets are regulated based on their application, by either the FDA, the Environmental Protection Agency, or EPA, or, in the case of plants and animals, the United States Department of Agriculture, or USDA. The FDA regulates drugs, food and feed, as well as food additives, feed additives and substances generally recognized as safe that are used in the processing of food or feed. While substantially all of our projects to date have focused on non-human applications of our technologies and products outside of the FDA's review, in the future we may pursue strategic alliances for further research and development of drug products for humans that would require FDA approval before they could be marketed in the United States. In addition, any drug product candidates must also be approved by the regulatory agencies of foreign governments before any product can be sold in those countries. Under current FDA policy, our products, or products of our strategic partners incorporating our technologies or inventions, to the extent that they come within the FDA's jurisdiction, may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise safety questions which cannot be satisfactorily answered, if results from pre-clinical or clinical trials do not meet regulatory requirements or if they are deemed to be food additives whose safety cannot be demonstrated. An unfavorable FDA ruling could be difficult to resolve and could prevent a product from being commercialized. Even after investing significant time and expenditures, we may not obtain regulatory approval for any drug products. We have not submitted an investigational new drug application for any product candidate, and no drug product candidate developed with our technologies has been approved for commercialization in the United States or elsewhere. The EPA regulates biologically derived chemical substances not within the FDA's jurisdiction. An unfavorable EPA ruling could delay commercialization or require modification of the production process resulting in higher manufacturing costs, thereby making the product uneconomical. In addition, the USDA may prohibit genetically engineered plants from being grown and transported except under an exemption, or under controls so burdensome that commercialization becomes impracticable. Our future products may not be exempted by the USDA.

   The European regulatory process for these classes of biologically derived products has been in a state of flux in the recent past, as the EU attempts to replace country by country regulatory procedures with a consistent EU regulatory standard in each case. Some country-by-country regulatory oversight remains. Other than Japan, most other regions of the world generally find adequate either a United States or a European clearance together with associated data and information for a new biologically derived product.

IF WE REQUIRE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, WE MAY NEED TO ENTER INTO FINANCING ARRANGEMENTS WITH UNFAVORABLE TERMS OR WHICH COULD ADVERSELY AFFECT YOUR OWNERSHIP INTEREST AND RIGHTS AS COMPARED TO OUR OTHER STOCKHOLDERS. IF SUCH FINANCING IS NOT AVAILABLE, WE MAY NEED TO CEASE OPERATIONS.

   We currently anticipate that our available cash resources and receivables, committed funding from strategic partners and the net proceeds from this offering will be sufficient to meet our capital requirements for at least the next two years. However, our capital requirements depend on several factors, including:

  . The level of research and development investment required to maintain our technology leadership position;


  . Our ability to enter into new agreements with strategic partners or to extend the terms of our existing collaborative agreements, and the terms of any agreement of this type;

  . The success rate of our discovery efforts associated with milestones and royalties;

  . Our ability to successfully commercialize products developed independently and the demand for such products;

  . The timing and willingness of strategic partners to commercialize our products that would result in royalties;

  .  Costs of recruiting and retaining qualified personnel; and

  . Our need to acquire or license complementary technologies or acquire complementary businesses.

   If additional capital is required to operate our business, we cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products or technologies or otherwise respond to competitive pressures could be significantly limited. In addition, if financing is not available, we may need to cease operations.

   If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or such equity securities may provide for rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional funds through the issuance of debt securities, such debt securities would have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on our operations.

WE EXPECT THAT OUR QUARTERLY RESULTS OF OPERATIONS WILL FLUCTUATE, AND THIS FLUCTUATION COULD CAUSE OUR STOCK PRICE TO DECLINE, CAUSING INVESTOR LOSSES.

   Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. For example, our revenue for the year ended December 31, 1999 was $10.3 million, as compared to $1.3 million for the same period in 1998. This increase was primarily due to revenue from new strategic alliances. Revenue in future periods may be greater or less than revenue in the immediately preceding period or in the comparable period of the prior year. Some of the factors that could cause our operating results to fluctuate include:

  .  Termination of strategic alliances;

  . The success rate of our discovery efforts associated with milestones and royalties;

  . The ability and willingness of strategic partners to commercialize royalty-bearing products on expected timelines;

  . Our ability to enter into new agreements with strategic partners or to extend the terms of our existing strategic alliance agreements, and the terms of any agreement of this type;

  . Our ability to successfully satisfy all pertinent regulatory requirements;

  . Our ability to successfully commercialize products developed independently and the demand for such products; and

  . General and industry specific economic conditions, which may affect our strategic partners' research and development expenditures.

   If revenue declines or does not grow as anticipated due to the expiration of strategic alliance agreements, failure to obtain new agreements or grants, lower than expected royalty payments or other factors, we may not be able to correspondingly reduce our operating expenses. A large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed. In addition, we plan to significantly increase operating expenses in 2000. Failure to achieve anticipated levels of revenue could therefore significantly harm our operating results for a particular fiscal period.

   Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would probably decline.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL AS NECESSARY, IT COULD DELAY OUR PRODUCT DEVELOPMENT PROGRAMS AND HARM OUR RESEARCH AND DEVELOPMENT EFFORTS.

   Our success depends to a significant degree upon the continued contributions of our executive officers, management and scientific staff. If we lose the services of one or more of these people, we may be unable to achieve our business objectives or our stock price could decline. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among biotechnology and other technology-based businesses, particularly in the San Diego area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to meet the demands of our strategic partners in a timely fashion or to support our internal research and development programs. In particular, our product development programs depend on our ability to attract and retain highly skilled scientists, including molecular biologists, biochemists and engineers. Although we believe we will be successful in attracting and retaining qualified personnel, competition for experienced scientists and other technical personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. All of our employees are at-will employees, which means that either the employee or Diversa may terminate their employment at any time.

   Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could impair the growth, if any, of our business.

IF WE ENGAGE IN ANY ACQUISITION, WE WILL INCUR A VARIETY OF COSTS AND MAY POTENTIALLY FACE NUMEROUS OTHER RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS.

   If appropriate opportunities become available, we may consider acquiring businesses, technologies or products that we believe are a strategic fit with our business. We currently have no commitments or agreements with respect to any material acquisitions. If we do pursue such a strategy, we could:

  . Issue equity securities which would dilute current stockholders' percentage ownership;

  .  Incur substantial debt; or

  .  Assume contingent liabilities.

   We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. In addition, future acquisitions might negatively impact our business relations with our strategic partners. Further, recent proposed accounting changes could result in a negative impact on our results of operations as well as the resulting cost of the acquisition. Any of these adverse consequences could harm our business.

WE MAY BE SUED FOR PRODUCT LIABILITY.

   We may be held liable if any product we develop, or any product which is made with the use of any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. We currently have no product liability insurance. When we attempt to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our strategic partners. If we are sued for any injury caused by our products, our liability could exceed our total assets.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY, EVEN IF THE ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

   Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions could discourage potential take-over attempts and could adversely affect the market price of our common stock. Because of these provisions, you might not be able to receive a premium on your investment.

THERE IS NO PRIOR MARKET FOR OUR COMMON STOCK, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL OFFERING PRICE.

   Prior to this offering, there has been no public market for shares of our common stock. An active, liquid trading market may not develop following completion of this offering, or if developed, may not be maintained. We will determine the initial public offering price for the shares through negotiations between us and representatives of the underwriters. This price may not be indicative of prices that will prevail later in the trading market. The market price of the common stock may decline below the initial public offering price, and you may not be able to resell your shares at or above the initial public offering price.

OUR STOCK PRICE MAY BE PARTICULARLY VOLATILE BECAUSE OF THE INDUSTRY WE ARE IN.

   The stock market, from time to time, has experienced significant price and volume fluctuations that are unrelated to the operating performance of companies. The market prices of technology companies, particularly life science companies, have been highly volatile. Our stock may be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

  . Developments in our relationships with current or future strategic partners;

  . Announcements of technological innovations or new products by us or our competitors;

  .  Developments in patent or other proprietary rights;

  . Our ability to access genetic material from diverse ecological environments and practice our technologies;

  .  Future royalties from product sales, if any, by our strategic partners;

  .  Fluctuations in our operating results;

  .  Litigation;

  . Developments in domestic and international governmental policy or regulation; and

  .  Economic and other external factors or other disaster or crisis.

Future sales of our common stock could cause our stock price to decline.

   The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. These sales could make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have outstanding 32,811,401 shares of common stock. All the shares sold in this offering will be freely tradeable. Of the remaining 25,811,401 shares of common stock outstanding after this offering, all of such shares will be eligible for sale in the public market beginning 180 days after the date of this prospectus. After this offering we also intend to register up to approximately 6,187,096 shares of our common stock for sale upon exercise of outstanding stock options issued pursuant to compensatory benefit plans or reserved for future issuance pursuant to our 1997 Equity Incentive Plan, 1999 Non-Employee Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan. In addition, the market price of our common stock could decline if we sell additional equity securities in connection with financings or strategic alliance arrangements.

Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions and depress our stock price.

   After this offering, our officers, directors and stockholders with at least 5% of our stock will together control approximately 54.5% of our outstanding common stock. If these officers, directors and principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. The interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership could depress our stock price.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

   We expect the initial public offering price to be substantially higher than the net tangible book value per share of the common stock. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value of $16.78 per share. You may incur additional dilution if the holders of outstanding options or warrants exercise those options or warrants. Additional information regarding the dilution to investors in this offering is included in this prospectus under the heading "Dilution."

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

   Our research and development processes involve the controlled use of hazardous materials, including chemical, radioactive and biological materials. Our operations also produce hazardous waste products. We cannot eliminate entirely the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. In addition, compliance with applicable environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

YEAR 2000 ISSUES COULD RESULT IN THE INTERRUPTION OF OUR BUSINESS AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

   We have completed our assessment of the year 2000 readiness of our core information technology systems. Through this process, we contacted key external suppliers of software applications and computer systems to coordinate the evaluation of potential year 2000 issues. To date, we have not encountered any material year 2000 problems with software and information systems provided to us by third parties. We completed minor remediation with regard to software programs, hardware and microprocessor-controlled equipment. We did not experience any year 2000 problems. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or will be corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address.

   No one can accurately predict which year 2000 problem-related failures will occur, or the severity, timing, duration or financial consequences of these potential failures. If year 2000 problems significantly impact our strategic partners, it could delay our research programs and the commercialization of products, if any. Business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance could result in litigation or contract termination. We could also lose future revenue as a result of network, software or hardware failures. We also could be materially adversely affected if third parties, upon whom we depend in order to run our day-to-day business, experience year 2000 problems. For example, if our supplier of electricity has not made appropriate year 2000 corrections, we could experience a power outage and, consequently an interruption of our research and development.

             SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement.

                                USE OF PROCEEDS

   We estimate that our net proceeds from this offering will be approximately $135.5 million, based upon an assumed initial public offering price of $21.00 per share, after deducting estimated underwriting discounts and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that net proceeds will be $156.0 million.

   We intend to use the net proceeds of this offering for research and development, capital expenditures, working capital and general corporate purposes. Additionally, a portion of the proceeds may be used for possible future acquisitions. We are not currently a party to any contracts or letters of intent with respect to any acquisitions. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We paid dividends of approximately $31,000 in 1995 and approximately $66,000 in 1997 to our series I preferred stockholders. These dividends were paid pursuant to an agreement related to interest income on escrowed funds, and did not represent a dividend from operating results. Pursuant to our certificate of incorporation, our series A, B and D preferred stockholders are entitled to receive a 5% dividend per annum from December 21, 1999 through the date of completion of this offering. As of December 31, 1999, we have accrued $66,000 related to those dividends, and will accrue approximately $6,500 per day in additional dividends for each day between January 1, 2000 and the completion of this offering. We are entitled to pay this dividend in cash or in shares of common stock valued at the initial public offering price. We intend to pay these dividends in shares of our common stock and estimate that 32,000 shares of common stock will be issued to satisfy this obligation. The annual dividend is $0.05 per share of series A preferred stock, $0.033 per share of series B preferred stock and $0.0425 per share of series D preferred stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant.

                             CORPORATE INFORMATION

   We were incorporated in the State of Delaware in December 1992 under the name Industrial Genome Sciences, Inc. In August 1997, we changed our name to Diversa Corporation.

   Our executive offices are located at 10665 Sorrento Valley Road, San Diego, California 92121, and our telephone number is (858) 453-7020. Our web site is http://www.diversa.com. The information found on our web site is not a part of this prospectus.

                                 CAPITALIZATION

   You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to those statements included elsewhere in this prospectus.

                                                      As of December 31, 1999
                                                     ---------------------------
                                                                       Pro Forma
                                                                Pro       As
                                                     Actual    Forma   Adjusted
                                                     -------  -------  ---------
                                                       (in thousands, except
                                                            share data)
Cash, cash equivalents and short-term investments..  $ 5,084  $ 5,084  $140,594
                                                     =======  =======  ========
Capital lease obligations, less current portion....  $ 2,677  $ 2,677  $  2,677
                                                     -------  -------  --------
Redeemable convertible preferred stock, par value
 $0.001; 60,718,183 shares authorized; 60,220,183
 shares issued and outstanding (actual); no shares
 authorized, issued or outstanding (pro forma and
 pro forma as adjusted)............................   48,402      --        --
Stockholders' equity (deficit):
 Series E convertible preferred stock, par value
  $0.001; 5,555,556 shares authorized, issued and
  outstanding (actual) 5,000,000 preferred stock
  shares authorized, no shares issued or
  outstanding (pro forma and pro forma as
  adjusted)........................................        6      --        --
 Common stock, par value $0.001; 28,630,349 shares
  authorized, 2,945,390 shares issued and
  outstanding (actual); 65,000,000 shares
  authorized, 25,811,401 shares issued and
  outstanding (pro forma); 32,811,401 shares issued
  and outstanding (pro forma as adjusted)..........        3       26        33
 Additional paid-in capital........................   20,102   68,487   203,990
 Deferred compensation.............................   (5,520)  (5,520)   (5,520)
 Notes receivable from stockholders................      (36)     (36)      (36)
 Accumulated deficit...............................  (57,351) (57,351)  (57,351)
 Accumulated other comprehensive loss..............      (17)     (17)      (17)
                                                     -------  -------  --------
    Total stockholders' equity (deficit)...........  (42,813)   5,589   141,099
                                                     -------  -------  --------
    Total capitalization...........................  $ 8,266  $ 8,266  $143,776
                                                     =======  =======  ========

   This table sets forth as of December 31, 1999:

  .  our actual capitalization;

  . our pro forma capitalization, assuming the conversion of all of our outstanding preferred stock into common stock in conjunction with the closing of this offering;

  . a 1-to-2.8806 reverse-split in our common stock that will take effect prior to the date of this offering;

  . our pro forma as adjusted capitalization to give effect to the sale of 7,000,000 shares of our common stock in this offering at an assumed initial public offering price of $21.00 per share after deducting estimated underwriting discounts and commissions and estimated expenses of this offering and the conversion of all of our outstanding preferred stock into common stock in conjunction with the closing of the initial public offering; and

  . the issuance of an estimated 32,000 shares of common stock to be issued at the closing of this offering to holders of our series A, B and D preferred stock as payment of a dividend that began to accrue on December 21, 1999.

   This table excludes:

  . 5,492,798 shares of our common stock reserved for issuance under our stock option plans, of which 3,125,000 shares are subject to outstanding options with a weighted average exercise price of $1.73 per share and 13,937 shares of common stock issuable upon exercise of an outstanding option granted outside of our stock option plans with an exercise price of $0.03 per share;

  . 277,719 shares available for issuance under our Non-Employee Directors' Stock Option Plan;

  . 416,579 shares available for issuance under our 1999 Employee Stock Purchase Plan; and

  . 364,120 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $1.44 per share.

                                    DILUTION

   Our historical net tangible book value as of December 31, 1999 was approximately negative $45.3 million, or ($15.38) per share, based on the number of common shares outstanding as of December 31, 1999. Historical net tangible book value per share is equal to the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 1999.

   Our pro forma net tangible book value, as of December 31, 1999, was $3.1 million, or $0.12 per share of common stock, assuming the conversion of all outstanding shares of preferred stock into shares of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after considering the conversion of all outstanding preferred stock into common stock. After giving effect to our sale of common stock offered hereby at an assumed initial public offering price of $21.00 per share, and our receipt of the estimated net proceeds from the offering, our pro forma net tangible book value as of December 31, 1999 would have been approximately $138.6 million, or $4.22 per share. This represents an immediate increase in net tangible book value of $4.10 per share to existing stockholders and an immediate dilution of $16.78 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.................          $21.00
  Historical net tangible book value per share before the
   offering..................................................... $(15.38)
  Increase per share attributed to the conversion of preferred
   stock to common stock........................................   15.50
                                                                 -------
  Pro forma net tangible book value per share before the
   offering.....................................................    0.12
  Increase per share attributable to new investors..............    4.10
                                                                 -------
Pro forma net tangible book value per share after this
 offering.......................................................            4.22
                                                                          ------
Dilution per share to new investors.............................          $16.78
                                                                          ======

   If the underwriters exercise their over-allotment in full, there will be an increase in pro forma net tangible book value to $4.70 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $16.30 to new shareholders. Our existing shareholders would own 76.2% and our new public investors would own 23.8% of the total number of shares of our common stock outstanding after this offering.

   The following table summarizes, on a pro forma basis as of December 31, 1999, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 25,779,401   78.6% $ 58,604,000   28.5%    $ 2.27
New public investors......  7,000,000   21.4%  147,000,000   71.5%    $21.00
                           ----------  -----  ------------  -----
  Total................... 32,779,401  100.0% $205,604,000  100.0%
                           ==========  =====  ============  =====

   The discussion and tables above assume no exercise of stock options or warrants outstanding as of December 31, 1999. As of December 31, 1999, there were options outstanding under our employee stock option plans to purchase a total of 3,125,000 shares of common stock, with a weighted average exercise price of $1.73 per share, 364,120 shares of common stock issuable upon the exercise of outstanding warrants, with a weighted average exercise price of $1.44 per share, and an option outstanding granted outside our stock option plans to purchase 13,937 shares of common stock at $0.03 per share held by one of our founders. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                         SELECTED FINANCIAL INFORMATION

   The selected financial data set forth below with respect to the Company's statements of operations for the years ended December 31, 1997, 1998 and 1999, and with respect to the Company's balance sheets at December 31, 1998 and 1999 are derived from our financial statements that have been audited by Ernst & Young LLP, which are included elsewhere in this prospectus, and are qualified by reference to such financial statements. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements that are not included in this prospectus. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and related notes appearing elsewhere in this prospectus.

                                         Year Ended December 31,
                               -----------------------------------------------
                                1995      1996      1997      1998      1999
                               -------  --------  --------  --------  --------
                                  (in thousands, except per share data)
Statement of Operations Data:
Collaborative revenue........  $    --  $    200  $    669  $    625  $  9,166
Grant and product revenue....       25       506       486       722     1,106
                               -------  --------  --------  --------  --------
  Total revenue..............       25       706     1,155     1,347    10,272
Operating expenses:
Research and development.....    5,306     6,496     8,195    10,665    12,149
Selling, general and
 administrative..............    3,551     4,465     5,260     4,536     7,357
Restructuring charge.........       --     1,164        --        --        --
                               -------  --------  --------  --------  --------
  Total operating expenses...    8,857    12,125    13,455    15,201    19,506
                               -------  --------  --------  --------  --------
Operating loss...............   (8,832)  (11,419)  (12,300)  (13,854)  ( 9,234)
Other income (expense).......      (72)     (227)      (92)      344       215
                               -------  --------  --------  --------  --------
Net loss.....................   (8,904)  (11,646)  (12,392)  (13,510)  ( 9,019)
Dividends payable to
 preferred stockholders......      --        --        --        --        (66)
Net loss applicable to common
 stockholders................  $(8,904) $(11,646) $(12,392) $(13,510) $( 9,085)
                               =======  ========  ========  ========  ========
Historical net loss per
 share, basic and diluted....  $ (7.37) $  (7.68) $  (7.72) $  (7.64) $  (3.86)
                               =======  ========  ========  ========  ========
Historical weighted average
 shares outstanding..........    1,208     1,517     1,606     1,768     2,353

Pro forma net loss per
 share.......................                                         $  (0.36)
                                                                      ========
Pro forma weighted average
 shares outstanding..........                                           25,187
                                           As of December 31,
                               -----------------------------------------------
                                1995      1996      1997      1998      1999
                               -------  --------  --------  --------  --------
                                             (in thousands)
Balance Sheet Data:
Cash, cash equivalents and
 short term investments......  $   622  $  5,040  $ 16,607  $  5,552  $  5,084
Working capital..............   (1,276)    3,584    13,540     2,470    13,902
Total assets.................    4,769     9,973    20,284     8,706    31,072
Capital lease obligations,
 less current portion........    2,213     1,725     1,500     2,202     2,677
Redeemable convertible
 preferred stock.............   10,595    26,182    48,402    48,402    48,402
Stockholders' equity
 (deficit)...................  (10,580)  (22,156)  (34,024)  (45,738)  (42,813)

   See our financial statements for a description of the computation of the historical and pro forma net loss per share and the number of shares used in the historical and pro forma per share calculations in "Statement of Operations Data" above.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with our financial statements and the related notes to our financial statements and the other financial information included elsewhere in this prospectus.

OVERVIEW

   We were founded in December 1992 and began operations in May 1994. We believe that we are the global leader in discovering and developing novel enzymes and other biologically active compounds from diverse environmental sources for use in agricultural, chemical processing, industrial and pharmaceutical applications. To date, we have generated revenue from research collaborations, government grants and enzyme product sales. Our strategic partners include Novartis Seeds AG, Novartis Agribusiness Biotechnology Research, Inc., The Dow Chemical Company, Rhone-Poulenc Animal Nutrition S.A. and Finnfeeds International Limited. Our current government grants are from the National Institute of General Medical Sciences, the National Cancer Institute and the National Institute of Environmental Health Sciences. Our enzyme product sales to date are comprised of research kits and Pyrolase 160.

   We have dedicated substantial resources to the development of our proprietary technologies, which include capabilities for sample collection from the world's microbial populations, generation of environmental gene libraries, screening of these libraries using ultra-high throughput methods capable of analyzing more than a billion genes per day and optimization via our DirectEvolution technologies.

   Our revenue has increased significantly since our inception, and for the year ended December 31, 1999, we have experienced significant growth compared to the year ended December 31, 1998. This increase was primarily attributable to the addition of new strategic alliances, which included research funding and technology access and development fees. Research funding is recognized as revenue when the services are rendered. Revenue from technology access and development fees is recognized over the term of the strategic alliance. Revenue from milestone payments is recognized when the milestone is achieved. Our strategic partners often pay us before we recognize the revenue, and these payments are deferred until earned. As of December 31, 1999, we had current and long-term deferred revenue totaling $19.6 million.

   We have incurred substantial operating losses since our inception. As of December 31, 1999, our accumulated deficit was $57.3 million, and total stockholders' equity, after considering the conversion of all outstanding shares of preferred stock to common stock, was $5.6 million. We expect to incur additional operating losses over the next few years as we continue to develop our technologies and fund internal product research and development.

RESULTS OF OPERATIONS

Years Ended December 31, 1999 and 1998

   Revenue

   Our revenue increased $9.0 million to $10.3 million for the year ended December 31, 1999 from $1.3 million for the year ended December 31, 1998. This increase was primarily attributable to the addition of new strategic alliances with Novartis Agribusiness Biotechnology Research, Inc. and The Dow Chemical Company and, to a much lesser extent, the addition of new government grants and enzyme product sales. Revenue from collaborations accounted for 89% of total revenue for the year ended December 31, 1999 and for 46% of total revenue for the year ended December 31, 1998.

   Research and Development Expenses

   Our research and development expenses increased $1.4 million to $12.1 million for the year ended December 31, 1999, from $10.7 million for the year ended December 31, 1998. During 1999, our research efforts were primarily focused on research associated with strategic alliance agreements and continued work on internal products, whereas in 1998, we focused significant resources on development of internal products and proprietary technologies. 1999 expenses also increased over 1998 due to amortization of deferred compensation, as discussed in the paragraphs below. We expect that our research and development expenses will increase substantially to support our collaborative research programs, internal product research and development and technology development.

   Selling, General and Administrative Expenses

   Our selling, general and administrative expenses increased $2.9 million to $7.4 million for the year ended December 31, 1999 from $4.5 million for the year ended December 31, 1998. This increase was primarily attributable to expenses related to separation agreements with former employees and amortization of deferred compensation, as discussed in the paragraph below. We expect that our selling, general and administrative expenses will increase to support our growth and requirements as a public company.

   Other Income (Expense)

   Other income (expense) primarily consists of interest income and interest expense. Interest income was relatively level at $0.5 million for the year ended December 31, 1999 as compared to $0.6 for the year ended December 31, 1998. Interest expense increased $0.1 million to $0.4 million for the year ended December 31, 1999 from $0.3 million for the year ended December 31, 1998. This increase was primarily attributable to expanded equipment lease financing.

   Provision for Income Taxes

   We incurred net operating losses for the year ended December 31, 1999 and 1998, and accordingly, we did not pay any federal or state income taxes. As of December 31, 1999, we had federal net operating loss carryforwards of approximately $45.8 million, which begin to expire in 2009. The net operating loss carryforwards for state tax purposes were approximately $28.9 million, which began to expire in 1999. We also had federal research and development tax credit carryforwards of approximately $1.2 million, which begin to expire in 2009. Our utilization of the net operating losses and credits may be subject to substantial annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in our ownership structure. The annual limitations may result in the expiration of net operating losses and credits prior to utilization.

   Deferred Compensation and Other Non-Cash Compensation Charges

   Deferred compensation for options granted to employees has been determined as the difference between the exercise price and the fair value of our common stock, as estimated by us for financial reporting purposes, on the date options were granted. Deferred compensation for options granted to consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123 as the fair value of the equity instruments issued, and is periodically remeasured as the underlying options vest in accordance with EITF 96-18.

   We recorded non-cash compensation charges of $1.1 million in 1999 in conjunction with the acceleration of vesting for stock options of terminated employees. We calculated the charge as the difference between the exercise price of the stock options and the fair value of our common stock estimated for financial reporting purposes on the date of the modification of the option grants.

Years Ended December 31, 1998 and 1997

   Revenue

   Our revenue increased to $1.3 million in 1998 from $1.2 million in 1997. This increase was primarily attributable to the addition of new government grants. Revenue from collaborations accounted for 46% of total revenue for 1998 and 58% of total revenue for 1997.

   Research and Development Expenses

   Our research and development expenses increased $2.2 million, or 28%, to $10.2 million for 1998 from $8.0 million for 1997. This increase was primarily attributable to expanded technology development and internal product development.

   Selling, General and Administrative Expenses

   Our selling, general and administrative expenses decreased $1.4 million to $3.4 million for 1998 from $4.8 million for 1997. This decrease was primarily attributable to lower staffing and related costs and reduced product advertising and promotions. In addition, 1997 expenses include costs associated with relocating our facilities from Pennsylvania to California.

   Other Income (Expense)

   Interest income increased $0.3 million to $0.6 million for 1998 from $0.3 million for 1997. This increase was attributable primarily to higher average cash balances during 1998. Interest expense was level at $0.3 million year over year.

   Provision for Income Taxes

   We incurred net operating losses for 1998 and 1997, and accordingly, we did not pay any federal or state income taxes.

   In connection with the grant of stock options to employees, we recorded deferred compensation of approximately $1.9 million in the year ended December 31, 1998. This amount was recorded as a component of stockholders' equity and is being amortized as a charge to operations over the vesting period of the options. We recorded amortization of deferred compensation of approximately $1.7 million for the year ended December 31, 1998. Included in research and development and selling, general and administrative expenses are $0.5 million and $1.2 million, respectively, of amortization expense.

LIQUIDITY AND CAPITAL RESOURCES

   Since inception, we have financed our business primarily through private placements of preferred stock with net proceeds of $55.7 million, and funding from strategic partners and government grants. As of December 31, 1999, we had cash, cash equivalents and short-term investments of approximately $5.1 million. We expect to receive an additional $15.0 million in January 2000 from Novartis Seeds AG as an initial payment under a strategic alliance agreement signed in December 1999. Our funds are currently invested in U.S. Treasury and government agency obligations and investment-grade corporate obligations.

   As part of our plan to lease new executive offices and research and development facilities in 2000, we plan to construct a pilot manufacturing facility, which will be used for process development activities. Our costs for fixed assets relating to the pilot manufacturing facility will be approximately $2.4 million, all of which we anticipate financing through equipment leases. As of December 31, 1999, we had no purchase commitments relating to the pilot facility.

   Our operating activities used cash of $4.0 million in the year ended December 31, 1999, $10.8 million in the year ended December 31, 1998, and $11.2 million in 1997. Our use of cash for all periods primarily resulted from our losses from operations and the changes in our working capital accounts.

   Our investing activities used cash of $5.4 million in 1999, $1.9 million in 1998 and $0.7 million in 1997. Our investing activities consist primarily of purchases of property and equipment, purchases of investment securities, purchase of technology rights and increases in long-term deferred assets.

   Our financing activities provided $7.5 million for the year ended December 31, 1999 and provided cash of $0.6 million in 1998 and $23.5 million in 1997. Our financing activities have consisted primarily of the sale of preferred stock to both private investors and strategic partners, and proceeds received and payments made under our capital lease lines and notes payable.

   We expect that the proceeds from this offering, combined with our current cash and cash equivalents, short-term investments, and funding from existing strategic alliances and grants including committed minimum funding totaling $68.0 million from our collaborators to be received between 2000 and 2004 will be sufficient to fund our operations for at least the next two years. This estimate is a forward-looking statement that involves risks and uncertainties as set forth under the caption "Risk Factors" in this prospectus. Our future capital requirements and the adequacy of our available funds will depend on many factors, including scientific progress in our research and development programs, the magnitude of those programs, our ability to establish strategic alliance relationships, and competing technological and market developments. Therefore, it is possible that we may seek additional financing within this timeframe. If we require additional capital to fund our operations and such financing is not available, we may need to cease operations. Alternatively, we may need to enter into financing arrangements which could dilute some stockholders' ownership interests and adversely affect their rights.

YEAR 2000

   The year 2000 problem potentially affects the computers, software and other equipment that we use, operate or maintain in our operations. As a result, we have formalized our year 2000 compliance plan to be implemented by a team of employees, led by our internal information technology staff, responsible for monitoring the assessment and remediation status of our year 2000 projects. We have been working on this year 2000 compliance plan for the past six months.

   Information Technology Systems. As part of our compliance plan, we made an assessment of the year 2000 readiness of our core information technology systems, including our servers, databases, internally developed software, desktop computers and significant microprocessor-controlled equipment. The majority of our computer systems and software are less than 26 months old. Our business system was put into use in 1998 and has been certified year 2000 compliant. We have completed our assessment of the year 2000 readiness of our core information technology systems. Through this process, we contacted key external suppliers of software applications and computer systems to coordinate the evaluation of potential year 2000 issues. We completed minor remediation with regard to software programs, hardware and microprocessor-controlled equipment. When appropriate, we coordinated our remediation efforts with our third party suppliers.

   Systems Other than Information Technology Systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices may be affected by the year 2000 problem.

   Costs of Remediation. We have spent less than $50,000 to date for remediation and expect to incur minimal additional costs related to any required modifications, upgrades or replacements of our internal systems.

   To date, we have not experienced any material adverse effect on our business or operating results as a result of any year 2000 problems. In addition, we have not deferred any material information technology projects or equipment purchases, as a result of our year 2000 problem activities.

   Most Likely Consequences of Year 2000 Problems. We believe we have identified and resolved all year 2000 problems that could materially adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict which year 2000 problem-related failures will occur or the severity, timing, duration, or financial consequences of these potential failures. As a result, we believe that the following consequences are possible:

  . Operational inconveniences and inefficiencies for us and our strategic partners that will divert management's time and attention and financial and human resources from ordinary business activities;

  . Business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination; and

  .  Loss of revenue as a result of network, software or hardware failures.

   We also could be materially adversely affected if third parties upon whom we depend in order to run our day-to-day business experience year 2000 problems.

   Contingency Plans. We do not anticipate needing to develop contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting our internal systems are not effective. If the need arises, we will rapidly develop contingency plans that may include:

  .  Accelerated replacement of affected equipment or software;

  . Short to medium-term use of backup equipment and software or other redundant systems;

  . Increased work hours for our personnel or the hiring of additional information technology staff; and

  . The use of contract personnel to correct, on an accelerated basis, any year 2000 problems that arise or to provide interim alternate solutions for information system deficiencies.

   Our implementation of any of these contingency plans could harm our business.

   Disclaimer. The discussion of our efforts and expectations relating to year 2000 compliance contains forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated with our compliance, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third-party suppliers' ability to modify proprietary software and unanticipated problems not identified in the ongoing compliance review.

RECENTLY ISSUED ACCOUNTING STANDARDS

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which will be effective for our fiscal year 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 is not anticipated to have a significant impact on our operating results or financial condition when adopted, since we currently do not engage in hedging activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited, however, to our capital lease obligations, the interest rates under which are closely tied to market rates, and our investments in interest rate sensitive financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at December 31, 1998 or December 31, 1999. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

                                    BUSINESS

   We believe that we are a global leader in discovering and developing novel enzymes and other biologically active compounds, together known as biomolecules, from diverse environmental sources for use in agricultural, chemical processing, industrial and pharmaceutical applications. We apply our fully-integrated and proprietary processes to obtain previously unaccessed genetic material from uncultured organisms found in various natural environments, catalog and store genes in gene libraries, screen these libraries using methods capable of analyzing more than a billion genes per day, optimize selected enzymes and compounds by applying our proprietary DirectEvolution(R) genetic modification technologies, including Gene Site Saturation Mutagenesis(TM) and GeneReassembly(TM), and we develop novel host organisms for the manufacture of resulting products. We have entered into a number of strategic alliances with market leaders across multiple industries, including:
Novartis Seeds AG, Novartis Agribusiness Biotechnology Research, Inc., The Dow Chemical Company, Rhone-Poulenc Animal Nutrition S.A. and Finnfeeds International Limited.

INDUSTRY BACKGROUND

Introduction

   Microbes, such as bacteria and fungi, are the world's most abundant and varied organisms and can be found in almost every ecosystem, including oceans, deserts, rain forests and arctic regions. Through generations of natural selection in diverse environments, microbes have developed characteristics that are broader and more varied than those encountered in plants or animals. These characteristics, which include the ability to survive in extreme temperature, tolerate high or low pH and high or low salt environments, are the result of the highly diverse genetic material found in the microbial world. This genetic material, commonly known as DNA, is a fundamental molecule found in the cells of all living organisms and is composed of four different chemical bases called nucleotides. Nucleotides are arranged into units called genes, which are the elements of heredity. Each gene carries the instructions for the production of a protein. One key class of proteins, known as enzymes, carries out the chemical reactions that give each microbe its unique character. Countless microbes, each with their unique enzymes, influence our lives in a multitude of ways. For example, some microbes make the soil fertile, clean up the environment and supply the atmosphere with oxygen, while others are used to produce vitamins and drugs, or improve our food.

Commercial Applications

   Virtually any product or process that utilizes or could utilize proteins can potentially be improved using novel, naturally occurring biomolecules. Consequently, naturally occurring biomolecules are commercially applicable to a broad range of multi-billion dollar industries. For example, enzymes isolated from microorganisms have been used in home laundry detergents and for the production of cheese and sweeteners. While most enzyme applications were developed prior to the era of biotechnology, new commercial applications have been limited in the 1990's primarily because of the lack of new varieties of enzymes. Additionally, a significant portion of the enzymes being used commercially are not optimal for their intended uses.

Traditional Approaches and Their Limitations

   Traditional methods of discovering enzymes and other biologically active molecules do not utilize a DNA-based approach, but are accomplished by screening extracts of plants or culturing microorganisms for the activity of interest. Once an activity is identified, purification is performed and the relevant molecule is isolated. With respect to biologically active molecules, this process is followed by the difficult and time consuming task of determining the chemical structure of the molecule, which requires producing sufficient quantities of the molecule by culturing a sample in the laboratory. To date, modern biochemical science has characterized greater than 3,000 enzymes. Nearly all of such enzymes have been identified from organisms that have been successfully cultured in the laboratory. Therefore, enzymes from only a small fraction of the billions of different species of microorganisms living throughout the world have been characterized. The reasons for this include:

  . Less than an estimated 1% of the microorganisms in most habitats will grow using standard laboratory techniques because it is so difficult to precisely create the required environmental conditions;

  . If an extract from a plant or cultured organism is not collected at the appropriate time, the activity of interest may not be present, since enzymes and other bioactive molecules may only be synthesized at specific times during a cell cycle or under specific conditions; and

  . Even if the enzyme or bioactive molecule is isolated, the targeted recovery of the corresponding gene or genes encoding these molecules is usually difficult.

Accordingly, the universe of potentially useful compounds from biodiversity remains largely untapped.

   Once an enzyme of interest is discovered, its genetic sequence can be studied and genetic variation may be introduced in an attempt to modify its function through this process of evolution. Genetic variation is generated predominantly by two methods: mutation and recombination. Mutation is the introduction of changes into a gene. Mutation can be achieved by several methods, including forcing the DNA to replicate in a manner which intentionally causes random changes. Mutation is typically achieved by randomly introducing single DNA base mutations into a gene in an attempt to alter a single amino acid within the corresponding protein. Each of these methods has deficiencies that make it virtually impossible to generate all 19 possible amino acid changes at each position within the protein. To generate all amino acid changes at each site would require multiple, appropriately positioned DNA base changes. In actual practice, fewer than six changes, on average, are explored due to deficiencies in mutation and sampling methods. Recombination, the other method for producing genetic variation, is the mixing of two or more related genes to form hybrids. However, the generation of improved variants has, to date, been inefficient and laborious, or has allowed only closely related genes to be recombined.

   Regardless of the method used to generate the variation, mutation or recombination, the improved molecules must be selected from numerous unimproved or defective versions. This selection process requires the ability to quickly screen large numbers of genes to distinguish the improved versions.

   Once a desired gene is found and optimized, commercial production requires insertion of the gene into a production system or host. Almost all of the current commercial enzymes used in industrial applications today were derived from cultured microorganisms and produced in these or similar organisms. However, genes encoding unique biomolecules may not be able to be expressed and commercially produced in traditional systems. Thus, traditional methods present both the problem of novel biomolecule identification and the challenge of commercial production of any identified biomolecules.

DIVERSA'S SOLUTION AND ADVANTAGES

   Our proprietary technologies and tools address the limitations of traditional approaches for the recovery and modification of novel genes and linked genes comprising novel gene pathways and the manufacture and commercialization of related products. Our fully-integrated process includes the following steps:

  . We collect small environmental samples containing heterogeneous populations of uncultured microbes from diverse ecosystems and extract the genetic material from these organisms, eliminating the need to grow and maintain the organisms in cultures in the laboratory. Since small samples yield sufficient DNA, we minimize our impact on sensitive environments.

  . We create gene expression libraries, DiverseLibraries(TM), from the DNA extracted from the organisms found in the specified environment, and PathwayLibraries(TM), libraries of multi-gene pathways responsible for the production of small molecules. We estimate that our gene expression libraries currently contain the complete genomes of over 1 million unique microorganisms, comprising a vast resource of genetic material that can be screened for valuable commercial products.

  . We employ proprietary methods for quickly and cost-effectively screening large numbers of novel genes and their variants. Our proprietary screening techniques efficiently address the tremendous volume of genetic material captured in our libraries and significantly accelerate the product development process. Our data management and analysis system, SciLect(TM), allows us to store and manipulate the vast amount of information generated from our screening activities.

  . We utilize our proprietary DirectEvolution technologies, including Gene Site Saturation Mutagenesis and GeneReassemby, to enable a full range of accelerated DNA mutations. This greatly enhances the efficiency of the evolution process, and reduces the laborious nature of current mutation and recombination processes.

  . We insert a selected gene or pathway into novel hosts for biomolecule production for the manufacture of resulting products, facilitating better gene expression and thereby improving the efficiency of traditional production processes.

            Innovation From Biodiversity And Gene Evolution Process [Diagram titled Diversa: Innovation from BioDiversity Process]

   We believe the integration of these capabilities enables us to maintain our leadership in developing and commercializing novel products to address the needs of our target markets. The genetic diversity of our expansive gene libraries and our proprietary high-throughput screening and evolution technologies allow us to shorten the development cycles for novel enzymes and biologically active compounds. Additionally, our processes are designed to help our customers improve their manufacturing processes, reduce costs, reduce waste, improve yield and improve the quality of their end products.

MARKET OPPORTUNITIES

   We are developing products for a number of multi-billion dollar markets, including agricultural, chemical processing, industrial and pharmaceutical applications. Our target markets provide both short-term and long-term product revenue opportunities, with chemical and industrial products having relatively short development and regulatory approval processes, agricultural products having intermediate term development and regulatory approval processes, and pharmaceutical products having longer development and regulatory approval processes.

   Within these broad markets we are targeting key segments where we believe our technologies and products will create high value and competitive advantages for our strategic partners and our customers. We have been able to identify and produce enzymes that exhibit dramatic increases in efficiency and stability applicable to strategic partners' and customers' unique requirements, such as high or low temperature stability, high or low pH tolerance, high or low salt tolerance, or combinations of these features.

Agricultural Products

   The growth of the agricultural market has been spurred by the world's population growth. This growth has led to the demand for new technology that improves productivity, reduces environmental impact and improves quality, safety and nutritional value of agricultural products. Animal feed crops, such as corn, wheat, barley, rye, oats and soybean, can be improved through the selective development of value-added traits. We estimate that the animal feed market is currently $36 billion in annual revenue. Additionally, in 1997 $5.9 billion was spent on animal feed additives for the purpose of improving feed digestibility and increasing nutritional value.

   Genetically engineered crops with improved traits are expected to contribute substantially more value to the existing $15 billion agriculture seeds market. In addition, consumer and regulatory demands for alternative pest management solutions will fuel growth in the agrochemical market, estimated at $33 billion in 1998.

   In agriculture, we are developing a variety of specialty enzymes, engineered genes and small molecules for use in the following applications:

  . Crop Protection. We have developed enzymes that will be used as biological catalysts to produce building blocks for agricultural chemicals and active ingredients in herbicides and insecticides. We are also developing genes to be inserted into crops to provide them with insect resistance and herbicide tolerance. In addition, we are developing small molecules with anti-fungal properties. These products are designed to increase crop yield and reduce the environmental impact of crop protection techniques.

  . Animal Feed Additives. Animal feed additives are designed to increase digestibility of essential vitamins and minerals, increase nutritional value and animal product yield and reduce harmful materials in waste. We are developing several classes of enzymes, including phytases, carbohydrases and proteases, for the increased absorption of organic phosphorous and digestibility of carbohydrates, as well as the promotion of weight gain in livestock. We are also developing genes to impart these same qualities into genetically engineered crops.

  . Agricultural Product Processing. We have developed genes for improving grain processing, nutrition and specialty foods. These applications include starch and oil modification and breakdown of non-starch polysaccharides to increase nutritional and food value.

  . Animal Health. In addition to the above applications, we intend to develop vaccines and therapeutics to treat and prevent diseases of farm animals.

Chemical Processing

   Annual revenue for the chemical industry currently exceeds $800 billion. Our focus is on both fine chemicals, such as chiral chemicals used as building blocks for pharmaceuticals, and high-performance chemicals. The current market for fine chemical intermediates is approximately $45 billion, of which an estimated $25 billion relates to building blocks useful for the manufacture of chiral and other drugs.

   In chemical processing, we are developing a variety of specialty enzymes for use in the following applications:

  . Building Blocks for Production of Chiral Pharmaceuticals. We are developing enzymes for the production of desired, active and essential elements for the manufacture of chiral drugs, including many of the leading revenue generating drugs currently on the market. We believe these enzymes may also reduce production costs and waste associated with manufacturing these compounds.

  . High Performance Specialty Chemicals and Polymers. We are developing enzymes that act as biological catalysts in the production of specialty chemicals and polymers such as amino acids, anti-oxidants, vitamins and pigments. These enzymes are intended to reduce manufacturing costs both by reducing the amount and number of steps necessary to produce these specialty chemicals and polymers and by reducing the production of unwanted byproducts from these production processes.

Industrial Enzymes

   Industrial enzymes represents a growing market, estimated at $1.8 billion in revenue in 1998. We believe there are a number of applications within this market that could provide us with commercial opportunities. We are currently developing a variety of specialty enzymes for use in the following applications:

  . Oil and Gas Well Breakers. We have developed thermostable enzyme breakers that improve viscosity control and are designed for use in deep and high temperature wells. These enzyme breakers allow for improved extraction of oil and gas from existing wells, resulting in greater production and increased revenue per well.

  . Detergents. We are developing more effective enzymes for solving currently unmet needs in fabric care, dishwashing and industrial cleaning. These specialty enzymes are intended to improve removal of oil, protein, starch and other difficult-to-remove stains, as well as maintain the original condition of washed fabrics.

  . Corn Wet Milling. Corn wet milling enzymes are used to modify the starch found in corn to produce higher value end products, such as high fructose corn syrup and ethanol. We are developing new enzymes that we believe will significantly reduce the costs and energy requirements for this process, by eliminating the need for particular process adjustments and the waste that results from these processes.

  . Textile Manufacturing. We have developed, and are continuing to develop, enzymes that assist in the removal of starch from textiles in manufacturing and also impart desired appearance qualities to the finished fabric. These enzymes are designed to reduce the manufacturing cost and waste associated with the use of harsh chemicals currently used in this process.

  . Pulp and Paper Processing. We intend to develop enzymes to aid in pre-bleaching pulp, which reduces the need to use strong oxidizer chemicals, such as chlorine and sulfite, in that process. The enzymes we develop could reduce the cost of pulp processing both by reducing the amount of oxidizer chemicals required and the expense associated with treating the waste resulting from the use of these harsh chemicals.

  . Production of Modified Oils. We intend to develop enzymes to create custom products, such as margarines, cooking oils and lubricants, through the modification of fats and oils. Our enzymes will be directed to improving product qualities, such as reducing the cholesterol causing components in margarine and cooking oils and improving the heat stability of lubricants.

Pharmaceutical Products

   According to an industry source, the worldwide pharmaceutical market was $300 billion in 1998 and is expected to grow to $415 billion by 2002. Our earlier-stage pharmaceutical program seeks to apply our technologies to the discovery and development of compounds for selected applications within this market. We believe that the initial applications for our technologies will lead to strategic partnerships that include:

  . Discovery of Small Molecule Compounds. Using our ultra high-throughput screening methods, we are working to discover small molecule compounds as candidates for anti-microbials, anti-fungals, anti-virals and other therapeutic drugs. We believe that our recombinant product methodologies can yield results superior to other approaches because natural pathways can yield more complex chemical structures compared to lab-based synthesis. In addition, naturally-derived molecules have been pre-selected in the environment to perform specific biological functions. Finally, our recombinant small molecule discovery approach permits higher throughput discovery.

  . Improving Protein Therapeutics, Vaccines and Gene Therapy Products. We intend to apply our technologies to the improvement of protein therapeutics, vaccines and gene therapy products. Our DirectEvolution technologies can be utilized on environmental and human proteins to generate human therapeutics with enhanced activity, reduced side effects and extended patent life.

OUR STRATEGY

   Our goal is to be the leading provider of novel enzymes and biologically active compounds for use in agricultural, chemical processing, industrial and pharmaceutical applications. The key elements of our strategy are to:

   Protect and enhance our technology leadership position. We are unique relative to our competitors in that we have an end-to-end product solution consisting of access to novel genetic material, assay technologies capable of screening more than a billion genes per day, multiple evolution technologies and manufacturing expertise. We have surrounded our technology with a substantial portfolio of intellectual property, and we will continue to make investments in developing and protecting these assets.

   Expand our existing DNA libraries through access to novel genetic material and utilize our proprietary technologies to discover new genes and pathways to provide solutions to market needs. We believe our ability to create expanded libraries using minute samples of genetic material collected from diverse environments is an important factor to our success. Our need to use only small environmental samples results in minimal impact to the surrounding ecosystem, enabling us to enter into formal genetic resource access agreements. To date, we have obtained samples under these agreements with Costa Rica, Bermuda, Indonesia, Yellowstone National Park, Mexico and Iceland. We intend to enter into additional agreements to further strengthen our biodiversity access program by expanding both the countries and the types of ecosystems from which we obtain samples. We have also collected samples from private lands in the United States and in areas that do not require formal access agreements, such as the deep sea. Using our proprietary techniques to recover the genes from these samples, we have constructed our DiverseLibraries. We intend to expand these DiverseLibraries, which we estimate currently contain the total genomes of over 1 million unique microorganisms. We are also making a significant effort to expand our collection of multi-gene pathways, our PathwayLibraries. We believe that the application of our proprietary technologies to this vast resource of genetic material will provide us with a myriad of product candidates for attractive commercial applications.

   Deploy our technologies across diverse markets in order to maximize our return on investment. We are focusing on commercial solutions for a broad range of applications for the agricultural, chemical, industrial processing and pharmaceutical industries. Products and processes utilizing genes, proteins, small molecules, pathways and bioactive molecules are all potential targets. Discoveries or developments made for any particular market may find use in other applications, resulting in enhanced revenues, more efficient use of corporate resources and increased return on investments.

   Pursue additional strategic alliances with market leaders to access funding and industry-specific expertise and to more efficiently develop and commercialize a larger product portfolio. We will continue to enter into strategic alliances with leading corporations in our target markets. The key components of the commercial terms of such arrangements typically include some combination of the following types of fees: exclusivity fees, technology access fees, technology development fees, research support payments, milestone payments, license or commercialization fees and royalties or profit sharing income from the commercialization of products resulting from the strategic alliances. These partners represent market leaders across multiple industries, and include Novartis Seeds AG, Novartis Agribusiness Biotechnology Research, Inc., The Dow Chemical Company, Rhone-Poulenc Animal Nutrition S.A. and Finnfeeds International Limited.

   Independently develop and commercialize products in selected markets to capture their full economic value. In addition to developing enzymes and bioactive molecules through strategic alliances, we have developed and will continue to develop products independently. For example, we successfully introduced our first commercial product, Pyrolase 160, into the oil and gas services market in 1999, and are currently developing Pyrolase 200, a second-generation product with a higher range of temperature stability. We will determine which products to pursue independently based on various criteria, including: investment required, estimated time to market, regulatory hurdles, infrastructure requirements and industry-specific expertise necessary for successful commercialization. Because we will retain commercial rights to independently developed products, we expect that these products will provide attractive margins.

TECHNOLOGIES

DNA Sampling and Processing

   Our discovery program begins with access to biodiversity. Biodiversity can be defined as the total variety of life on earth, including genes, species, ecosystems and the complex interactions between them. We have obtained samples from virtually all ecosystems represented on earth including such environments as: geothermal and hydrothermal vents, acidic soils and boiling mud pots, alkaline springs, marine and freshwater sediments, marine symbionts, manure piles, contaminated industrial sites, arctic tundra, dry Antarctic valleys, super cooled sea ice, microbial mats, bacterial communities associated with insects and nematodes, fungi and plant endophytes. We also access genetic material from public and private culture collections. Because we clone DNA directly from environmental sources, we need to collect only minute samples of genetic material, which results in minimal impact on the surrounding ecosystem. As a result, we have been able to obtain broad access to biologically diverse environments around the world.

Gene Library Generation

   To successfully capture the enormous genetic diversity present in uncultured microbial community samples, we have developed a series of techniques, which enable substantial recovery of DNA from a wide range of sample types, while assuring DNA purity.

   Our methods for analysis of environmental samples give scientists a rapid estimation of the total number of species present and the relative abundance of each species within a sample. DNA recovered from complex environmental samples often represents the genomes of thousands of different microbial species, some of which are generally more abundant than others. We estimate that there may be as much as a 100,000-fold difference in abundance between a dominant species and a rare species in a single sample. To access the genetic material of rare microbial species in a given sample, we have developed proprietary normalization technologies that result in a more equal representation of each species at the genetic level. Because current culturing techniques are generally incapable of capturing this underrepresented genetic material, this potentially valuable source of genetic information has historically not been available to commercialize.

   DiverseLibrary Generation. We have developed proprietary methods for construction of complex, representative environmental gene libraries. A gene library is a stored collection of DNA fragments or genes.

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

We store these genes in library form by cloning or splicing the DNA fragments into a vector, a piece of DNA that acts as a carrier or a transporter into a host cell. The DNA fragment spliced into the vector DNA is called a recombinant molecule or clone. A collection of clones representing the entire DNA isolated from the organisms in the sample is a representative gene library. In order to capture the complete genomic diversity present in these complex microbial samples, which may contain more than 4,000 distinct genomes, we prepare very large member libraries. The result is the creation of a DiverseLibrary, which typically represents genomic coverage of these microorganisms. We estimate that collectively our DiverseLibraries contain the complete genomes of over 1 million different microorganisms, which far exceeds the estimated 10,000 microorganisms which have been described in the scientific literature.

   PathwayLibrary Generation. We are also developing PathwayLibraries, collections of multi-gene pathways used in the discovery and production of small molecules. While a single gene is responsible for the production of an enzyme, the production of small molecules, such as antibiotics, typically requires multiple genes working together in a coordinated fashion within a genetic pathway. In addition, whereas the genetic blueprint for the production of an enzyme is generally contained within approximately 1,000 nucleotides of DNA, the blueprint for the production of an antibiotic pathway is typically more than 25,000 nucleotides, and can be greater than 100,000 nucleotides. For this reason, we are developing specific molecular tools that can accommodate and stably maintain such large pieces of DNA in a library.

Screening and Enrichment

   We have developed an array of automated, ultra high-throughput screening technologies and enrichment strategies. Our proprietary rapid screening capabilities are designed to discover novel biomolecules by screening for biological activity, known as expression-based screening, as well as by identifying specific DNA sequences of interest, known as sequence-based screening.

   We have developed several hundred assays capable of expression-based screening from thousands to over 1 billion clones per day. Our key screening technologies include SingleCell screening and high-throughput robotic-based screening. Our ultra high-throughput SingleCell screening system uses Flouresence Activated Cell Sorting, or FACS, a technology that enables the identification of biological activity within a single cell. Our SingleCell screens have been developed to identify clones based on activity or DNA sequences. This system incorporates a laser with multiple wavelength capabilities and the ability to screen up to 50,000 clones per second, or over 1 billion clones per day. The robotic screening system uses a high density microtiter plate-based format, currently capable of screening and characterizing up to 1 million clones per day.

   If the clone expresses an activity or contains a DNA sequence of interest, it is isolated for further analysis.

   We have also developed rapid methods for sequence-based screening for targeted genes directly from purified DNA. One of these methods, biopanning, is a powerful alternative to traditional methods, especially when the gene is toxic or unstable, or when the expression assay is laborious and time consuming. Using our proprietary techniques, it is possible to screen 100 million clones per day for DNA sequences of interest.

   Because we conduct patented, activity-based screening, we are able to use gene sequences with known function from our proprietary database to identify the function of genes in public databases based on their sequences. These newly identified sequences are then added to the repertoire of proprietary sequences in our own database. As more microbial genomes are sequenced, our ability to associate gene sequence with enzyme function will be enhanced. This sequence database provides us with unique opportunities to find and patent more sequences with similar function and the potential to modify these sequences in order to create optimized catalysts and other biomolecules for various commercial applications.

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

DirectEvolution

   The genetic code is structured such that a sequence of three nucleotides defines an amino acid. Nature uses 20 common amino acids in proteins arranged in a sequence, defining the protein structure and activity. Over the course of evolution, nature has sampled countless sequence possibilities to evolve enzymes to function optimally within the cell. However, when an enzyme is removed from its natural cellular environment and used to perform reactions, such as in a chemical process, its function may not be optimal. Laboratory methods can accelerate the evolutionary process of optimization outside of the cell by creating a large number of variants for screening. In the traditional method for improving proteins, called site-directed mutation, a single site is typically targeted for change based on prior knowledge of the protein structure. Other traditional techniques, including random mutation, typically produce single nucleotide changes which can only access a limited number of alternative amino acids, typically fewer than 6 of the possible 19 alternatives. These methods are limited by their inability to produce all sequence variations. Furthermore, the large number of resulting sequences presents formidable screening challenges.

   We believe our techniques overcome the limitations of these traditional methods, not only because of our superior screening capabilities, but also by increasing the number and types of sequence variations we can create. Our evolution technologies used to modify the DNA sequence of the genes, DirectEvolution, include Gene Site Saturation Mutagenesis (GSSM) and GeneReassembly. GSSM creates a family of related genes that all differ from a parent gene by a single amino acid change at a defined position. By performing GSSM on a gene encoding a protein, we create all possible single amino acid substitutions within that protein, removing the need for prior knowledge about the protein structure and allowing all possibilities to be tested in an unbiased manner. The family of variant genes created using GSSM is then available to be screened for proteins with improved qualities, such as increased ability to work at high temperature, increased reaction rate, resistance to deactivating chemicals or other properties important in a chemical process. Individual changes in the gene that cause improvements can then be combined to create a single highly improved version of the protein.

   In addition to altering single genes using the GSSM technique, we use our proprietary GeneReassembly technologies for the reassembly of related genes from two or more different species. Our GeneReassembly technologies recombine multiple genes to create a large population of new gene variants. The new genes created by GeneReassembly are then screened for one or more desired characteristics. This evolutionary process can be repeated on reassembled genes until new genes expressing the desired properties are identified. GeneReassembly technologies can be used to evolve properties which are coded for by single genes, multiple genes and entire genomes.

   As illustrated in the table below, we believe the combination of our GSSM and GeneReassembly technologies addresses the broadest range of potential optimization parameters for any enzyme:

     CHARACTERISTICS FOR ENZYME OPTIMIZATION         OPTIMAL DIRECTEVOLUTION TECHNOLOGY
---------------------------------------------------------------------------------------
  Stability                                                         GSSM
---------------------------------------------------------------------------------------
  Enhancement without inappropriate immune
   response                                                         GSSM
---------------------------------------------------------------------------------------
  Activity                                                   GeneReassembly/GSSM
---------------------------------------------------------------------------------------
  Expression                                                 GeneReassembly/GSSM
---------------------------------------------------------------------------------------
  Specificity                                                GeneReassembly/GSSM

   We believe that the ability to selectively apply our GSSM or GeneReassembly technologies to optimize enzymes provides us with a distinct competitive advantage. GSSM is better suited in some situations, for example, in the optimization of an enzyme's stability or its immune response characteristics. With respect to stability, applying GSSM may significantly improve temperature tolerance through combining single amino acid alterations at defined positions, while maintaining the enzyme's overall characteristics, such as specificity. In one situation, we have used this technology to improve enzyme stability by a factor of 30,000. Similarly,

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

adverse immune system responses may be avoided by the incremental changes created by GSSM. In contrast, random shuffling technologies, which cause dramatic block shifts in DNA structure, are more likely to reduce stability and create undesirable immune response characteristics. On the other hand, when optimizing for activity, expression and specificity, both GSSM and GeneReassembly can produce optimal results. Because we have multiple evolution technologies combined with optimal natural enzymes to which we apply these evolution methodologies, we believe that we are well-positioned to provide the best solutions to our customers.

Our Data Management and Analysis System - SciLect

   We have developed and continue to enhance a leading edge, web-based relational scientific database for internal purposes called SciLect. SciLect provides a secure, reliable and accurate source for storage, retrieval and analysis of vast amounts of proprietary biological data. Our SciLect system includes custom-developed and third-party bioinformatics software tools which assist in the acquisition and analysis of complex data relating to genes, proteins, sequence similarity to known genes, three-dimensional structure prediction and biological pathways. SciLect includes information relating to:

  .  Samples - detailed descriptions of each sample collected;

  . DNA extractions - the results of separating or isolating DNA molecules directly from samples;

  . Gene libraries - detailed descriptions of the genetic material in our DiverseLibraries and PathwayLibraries;

  . Screening events - the results of assays from our high-throughput screening systems;

  . Novel enzymes - specific properties or characteristics of each enzyme (e.g. optimal temperature, optimal pH, specific activity);

  . Sequence data and analysis results - the output of raw DNA sequence data from our ultra high-throughput screening technologies and the analytical results from the application of our bioinformatics software tools;

  . Clone data - descriptions of host organisms containing unique fragments of DNA or copies of DNA optimized for increasing DNA or enzyme yield;

  .  Optimization data - results from GSSM and GeneReassembly;

  . Expression data - results from the process of optimizing protein production; and

  . Patents - information on key data, genes and processes relating to our intellectual property portfolio.

   Utilizing the combination of SciLect and public databases, we are able to first verify that we have a unique gene. We are then able to mine public databases for previously unidentified proteins that can be added to our portfolio of patented proteins. Publicly available databases of proteins and genomic data are imported daily to our secure environment. Through the use of SciLect, we have assembled a large proprietary database of patent-protected, assembled and annotated unique gene sequences of over 1,000 novel enzymes.

Production - Host Cell Optimization

   Production of proteins and pathway products has historically been very challenging due to the difficulty of producing commercial quantities of these products in traditional host organisms. This problem can be overcome by finding or developing a more suitable host organism. In the past, random mutation has been used in an effort to create more efficient hosts. We believe our host cell optimization processes will accelerate this effort. We are working on a number of host organisms to improve their functionality as production hosts by:

  .  Sequencing the complete DNA of a host organism;

  . Engineering defined changes in the host genome by, for instance, adding or removing genes that, when substituted, will improve production or permit the host to grow better under industrial conditions;


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

  . Monitoring the effects of changes on the production of enzymes and pathway products and continuing to engineer changes; and

  . Applying our screening technologies to rapidly characterize the effects of these changes.

PRODUCTS

   We have successfully commercialized our first product, Pyrolase 160, an enzyme for oil and gas well fracturing operations. Sales of this product commenced in January 1999, only two years after project initiation. We expect to commercialize Pyrolase 200, a second generation oilfield enzyme product that operates at a wider temperature range, in 2000. We believe our independent development of Pyrolase 160 validates our technologies and illustrates our ability to develop products rapidly using our proprietary methods.

   We intend to commercialize products both independently and in collaboration with strategic partners. The following chart summarizes the stages of development for the portfolio of projects we are pursuing. We anticipate that a single project may lead to multiple commercial product candidates.

[DIAGRAM OF A PYRAMID WITH EIGHT LEVELS, EACH INDICATING A STAGE OF DEVELOPMENT AND THE NUMBER OF PROGRAMS THAT HAVE PROGRESSED THROUGH THE SPECIFIED STAGE.]

   As of January 15, 2000, we had 43 projects in various stages of development in our target markets. Of these, 8 had reached advanced stages of development, of which one had been commercialized. An additional 15 projects had already entered the product candidate stage with 20 more projects in various earlier stages of development. We believe that each of these projects could lead to multiple product solutions across multiple target markets.

CURRENT ALLIANCES AND OTHER AGREEMENTS

Current Alliances

   Our strategy includes pursuing strategic alliances with market leaders in our target markets. In exchange for selected rights to future products, these strategic alliances provide us funding and resources to develop and commercialize a larger product portfolio. In various instances, these strategic alliances allow us to leverage our partners' established brand recognition, global market presence, established sales and distribution channels and other industry-specific expertise. The key components of the commercial terms of such arrangements typically include some combination of the following types of fees: exclusivity fees, technology access fees, technology development fees, research support payments, milestone payments, license or commercialization fees and royalties or profit sharing from the commercialization of products. In addition to $10.7 million received from inception through December 31, 1999, our partners are committed to fund $68.0 million under existing agreements over the next five years. Our partners have also purchased $9.2 million of our equity securities.

   To date, we have entered into the following strategic alliances:

   Novartis

   In January 1999, we entered the agricultural biotechnology arena through a strategic alliance with Novartis Agribusiness Biotechnology Research, Inc. This alliance covers a multi-project collaborative research and development agreement to develop products for crop enhancement and improved agronomic performance. Under terms of the agreement, we are utilizing our unique discovery and screening technologies to identify and optimize genes and gene pathways for use in transgenic crops. The initial projects focus on new genomic approaches that will provide improved performance and quality traits in crops and enhance production. Under the agreement, Novartis receives an exclusive option to receive a worldwide license to products developed. At Novartis' election the license may be either exclusive or non-exclusive. In conjunction with the transaction, Novartis purchased 5,555,556 shares of series E preferred stock for gross proceeds of $7.3 million, paid a technology access fee of $3.0 million and provided project research funding of $2.2 million to us, for aggregate total proceeds of $12.5 million. We are recognizing the research payments and the technology access fee on a percentage of completion basis as research is performed.

   In December 1999, we formed a five-year, renewable strategic alliance with Novartis Seeds AG. Through a contract joint venture, we will jointly pursue opportunities in the field of animal feed and agricultural product processing. We will share in the management of the venture and fund a portion of the sales and marketing costs of this venture. Under the agreements, Novartis receives exclusive, worldwide rights in the field of animal feed and project exclusive, worldwide rights in the field of agricultural product processing. Novartis will pay us for the license granted under this agreement, of which $15.0 million will be due within 30 days of regulatory approval and an additional $5.0 million due at the 18 month anniversary of this agreement. Additionally, we will receive minimum research funding over five years of $33.9 million, as well as milestone payments upon achievement of project objectives totaling up to $7.7 million and license and commercialization fees for any resulting products. We will receive a share of the profits in the form of royalties on any product sales.

   Either party may terminate these agreements in the event a material breach remains uncured for 90 days. Novartis may terminate these agreements within 60 days of a change of control of Diversa.

   The Dow Chemical Company

   In July 1997, we entered into an alliance with The Dow Chemical Company. The alliance was for a project involving biocatalytic discovery and optimization for use in new and existing Dow processes. This initial project was directed towards the incorporation of a high performance enzyme into a modified chemical process. Our staff successfully optimized an enzyme for this project with significantly greater thermostability at a defined temperature, thereby meeting milestones specified in the agreement.

   In July 1999, we entered into a new, three-year research agreement and a license agreement with Dow. The new agreements significantly broaden the scope of our original alliance. We are applying our discovery and optimization technologies for Dow to develop a variety of novel enzymes for multiple chemical processes on a reaction-exclusive basis. The research agreement involves multiple projects in the field of chemical processing. The three-year agreement requires Dow to make annual technology development payments of $1.5 million. Dow will also fund the research costs for the duration of the contract totaling $10.8 million. We will also receive milestone payments of up to $2.7 million upon achievement of established objectives and license and commercialization fees for any resulting products. We will also receive royalties on sales of our royalty-bearing products sold or sublicensed by Dow. We are amortizing the technology development fees over the minimum guaranteed period of the agreement. In the license agreement, we grant Dow an exclusive, worldwide, royalty-bearing license to use enzymes for research processes. Either party may terminate the research agreement upon failure to pay amounts due for 30 days or material breach if uncured within 60 days. The research agreement may also be terminated by Dow with 180 days written notice or upon a change of control to a Dow competitor with 30 days notice, in both cases upon the payment of defined penalties. We may terminate the license agreement in the event of a material breach if uncured for 30 days. Dow may terminate the license agreement on 3 months written notice.

   Rhone-Poulenc Animal Nutrition S.A.

   In June 1999, we entered into a six month collaboration agreement with Rhone-Poulenc Animal Nutrition S.A., RPAN, under which we are using our gene discovery and optimization technologies to develop novel enzymes which can be used for biotransformation as an alternative to chemical synthesis. RPAN will receive an option to obtain an exclusive, worldwide royalty-bearing license to the targeted enzymes for a specified field. If RPAN does not exercise its option, the agreement will expire. If RPAN exercises its option, the term of this agreement will continue until the expiration of all patent rights covering the licensed enzymes. RPAN supports research costs and will pay us a license fee and a royalty based upon cost savings attributable to licensed enzymes. This agreement may be terminated by either party upon material breach if uncured within 30 days.

   Finnfeeds International Limited

   In May 1996, we formed an alliance with Finnfeeds International Limited. The companies worked jointly to identify and develop a novel phytase enzyme that when used as an additive in animal feed applications allows higher utilization of phytic acid phosphates from the feed, thereby increasing its nutritional value. The addition of phytase to animal feed reduces the need for inorganic phosphorus supplementation and lowers the level of harmful phosphates that are introduced to the environment through animal waste, resulting in inorganic phosphate cost savings and a significant reduction in environmental pollution. In conjunction with the agreement, we issued 844,444 shares of our series C preferred stock to Finnfeeds for $1,900,000. We received and recognized as revenue $0.8 million in research funding over the period from May 1996 through December 31, 1998. We achieved all milestones under the agreement.

   Following the completion of the initial objectives of our alliance with Finnfeeds, in December 1998, we entered into a license agreement with Finnfeeds. Under this license agreement, we granted Finnfeeds an exclusive, worldwide license to an enzyme and related technology for specified uses, including manufacturing and sales of the enzyme. Finnfeeds has continuing royalty obligations to us on product sales that incorporate the licensed technology. Finnfeeds can terminate this agreement at any time upon six months notice to us. We can terminate this agreement upon material breach by Finnfeeds if uncured within 60 days.

License Agreements

   In addition to our strategic alliances, we have entered into various agreements whereby we have in-licensed patented technologies to supplement our internally developed methods, the most significant of which we have outlined below. The financial impact of these agreements to us is not significant.

   Invitrogen Corporation

   In March 1999, we signed an agreement with Invitrogen Corporation for the exchange of proprietary technologies and products in specified fields of use. Under the terms of the agreement, we have an exclusive license to use Invitrogen's TOPO Cloning technology in the field of cloning nucleic acids from mixed populations and uncultured organisms. Invitrogen has an option to access selected proprietary DNA modifying enzymes for use in the research reagent marketplace. The TOPO Cloning technology broadens our portfolio of cloning technologies. We paid Invitrogen a license fee and will pay an annual maintenance fee in exchange for materials. Each party will have a royalty obligation for the life of the patent rights on product sales that incorporate the licensed technology. We can terminate this agreement with 90 days written notice. Invitrogen

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

can terminate with 90 days written notice upon our failure to make any payment or immediately upon our default if uncured within 90 days.

   Terragen Discovery, Inc.

   In November 1999, we signed a royalty-free cross-license agreement with Terragen Discovery, Inc. granting non-exclusive, worldwide license rights for the life of specified patents. We granted rights to our patents protecting accessing genomes of uncultured organisms for the discovery of pathways producing novel small molecules for pharmaceutical applications and Terragen granted us co-exclusive rights to patents protecting generation and screening of combinatorial libraries from mixed populations of organisms for all fields of use. Under the agreement, we paid Terragen a $2.5 million license fee and will pay annual maintenance fees for the remaining life of the patents. The term of the licenses we granted to Terragen and that Terragen granted to us will continue until the expiration of all valid claims within the licensed patent rights. Either party may terminate this agreement in the event a material breach remains uncured for 60 days. Both parties have rights to terminate under special conditions.

   One Cell Systems, Inc.

   In December 1997, we entered into a research license agreement with One Cell Systems, Inc. which provided us with non-exclusive access to One Cell's proprietary encapsulation technologies for an initial term of twelve months. This agreement was extended in February 1999. Under the terms of the agreement, we receive equipment and reagents to use the proprietary technology in exchange for annual payments. The extension to the agreement expires on December 31, 1999 but is renewable for a subsequent term at One Cell's option.

   Mycogen Corporation

   In December 1997, we signed a license agreement with Mycogen Corporation for access to its proprietary expression system. Under the terms and conditions of the agreement, we have an exclusive, worldwide license to use the system for the production of enzymes in exchange for a license fee and royalties paid to Mycogen. The agreement can be terminated by either party upon material breach if uncured for 60 days.

Biodiversity Access Agreements

   We have obtained genetic material under formal genetic resource access agreements with Costa Rica, Bermuda, Indonesia, Yellowstone National Park, Mexico and Iceland. Pursuant to the terms of these agreements, we have obtained non-exclusive access to collect samples from diverse ecosystems, we own the samples collected and we pay a royalty to the other party on the sale of products derived from the samples. All of these agreements expire in 2002 or earlier, and they are all subject to earlier termination. Our access agreement with Iceland was terminated, and we have voluntarily ceased collections of further samples in Yellowstone National Park pending their resolution of collection guidelines. If an access agreement terminates and a new agreement is not established, we will not be permitted to collect any further materials from the specified location; however, we will retain the right to use any samples we have already collected. The financial impact of these agreements to us is not significant.

COMPETITION

   We believe we are the leader in the field of biomolecule discovery and optimization from biodiversity. We are not aware of another company that has the scope and integration of technologies and processes that we have. There are, however, a number of competitors who are competent in various steps throughout our technology process. For example, Terragen Discovery, Inc. is involved in accessing organisms from diverse environments. A number of companies are performing high-throughput screening of molecules. Maxygen, Inc. and Evotech have alternative evolution technologies. Integrated Genomics Inc., Myriad Genetics, Inc., ArQule, Inc. and Aurora Biosciences Corporation perform screening, sequencing and/or bioinformatics services. Novo

Nordisk A/S and Genencor International Inc. are involved in development, overexpression, fermentation and purification of enzymes. There are also a number of academic institutions involved in various phases of our technology process. Many of these competitors have significantly greater financial and human resources than we do.

   We believe that the principal competitive factors in our market are access to genetic material, technological experience and expertise and proprietary position. We believe that we compete favorably with respect to the foregoing factors.

   Any products that we develop will compete in multiple, highly competitive markets. Many of our potential competitors in these markets have substantially greater financial, technical and marketing resources than we do, and we cannot assure you that they will not succeed in developing products that would render our products or those of our strategic partners obsolete or noncompetitive. In addition, many of these competitors have significantly greater experience than we do in their respective fields. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner and are technologically superior to and/or are less expensive than other products on the market. Current competitors or other companies may develop technologies and products that are more effective than ours. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. The existing approaches of our competitors or new approaches or technology developed by our competitors may be more effective than those developed by us.

MANUFACTURING STRATEGY

   Our manufacturing strategy is to secure contract manufacturing relationships with qualified third parties possessing sufficient industrial fermentation capacity to meet our commercial production requirements. We plan to place our own technical personnel on site at contract manufacturing facilities to plan and supervise our production. Our employees have extensive experience in scale-up and production of industrial fermentation products, including industrial enzymes. We have cleared regulatory requirements for our first two commercial enzymes, and are producing our first product at commercial scale. We manufacture Pyrolase 160 pursuant to an arrangement with a third party that has the required manufacturing equipment and available capacity to manufacture the product under our direction and oversight. We also currently lease a pilot facility for process development activities from a third-party, which we intend to vacate by March 2000. We plan to construct our own pilot development facility during 2000 and have identified alternative capacity to meet interim requirements. In addition to requiring investment in equipment, construction of this new facility will necessitate compliance with applicable regulations. After we complete the construction of our pilot facility, we will continue to depend on third parties for large-scale commercial manufacturing.

   We do not currently depend on any single supplier for the raw materials necessary for the operation of our business. We may become dependent on a single supplier in the future.

GOVERNMENT REGULATION

   Many of our product opportunities, and all of our projects to date, have applications other than as regulated drug products. Non-drug biologically derived products are regulated, in the United States, based on their application, by either the FDA, the Environmental Protection Agency (EPA) or, in the case of plants and animals, United States Department of Agriculture
(USDA). In addition to regulating drugs, the FDA also regulates food and food additives, feed and feed additives, and GRAS (Generally Recognized As Safe) substances used in the processing of food. The EPA regulates biologically derived chemicals not within the FDA's jurisdiction. Although the food and industrial regulatory process can vary significantly in time and expense from application to application, the timelines generally are shorter in duration than the drug regulatory process, ranging from six months to three years.

   The European regulatory process for these classes of biologically derived products has undergone significant change in the recent past, as the EU attempts to replace country by country regulatory procedures with a consistent EU regulatory standard in each case. Some country-by-country regulatory oversight remains. Other than Japan, most other regions of the world generally accept either a United States or a European clearance together with associated data and information for a new biologically derived product.

   In the United States, transgenic agricultural products may be reviewed, by the FDA, EPA and USDA, depending on the plant and the trait engineered into it. The regulatory process for these agricultural products can take up to five years of field testing under USDA oversight, and up to another two years for applicable agencies to complete their reviews.

   Outside of the United States, scientifically-based standards, guidelines and recommendations pertinent to transgenic and other products intended for the international marketplace are being developed by, among others, the representatives of national governments within the jurisdiction of the standard-setting bodies, including Codex Alimentarius, the International Plant Protection Convention and the Office des International Epizooties. The use of the existing standard-setting bodies to address concerns about products of biotechnology is intended to harmonize risk-assessment methodologies and evaluation of specific products or classes of products.

PROPRIETARY RIGHTS

   Our intellectual property consists of patents, copyrights, trade secrets, know-how and trademarks. Protection of our intellectual property is a strategic priority for our business. Our ability to compete effectively depends in large part on our ability to obtain patents for our technologies and products, maintain trade secrets and operate without infringing the rights of others and to prevent others from infringing on our proprietary rights. As of January 15, 2000, we owned 24 issued patents relating to our technologies, had received notices of allowance with respect to 7 other patent applications and have over 125 patents pending. In addition, as of January 15, 2000, we have in-licensed more than 25 additional patents or patent applications that we believe strengthen our patent position.

   The patent positions of biotechnology companies, including our patent position, involve complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. We cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or to operate as we would like to. Others may develop similar technologies or duplicate technologies developed by us. We are aware of the existence of patents in some countries that, if valid, may block our ability to commercialize products in these countries if we are unsuccessful in circumventing or acquiring the rights to these patents. We are also aware of the existence of claims in published patent applications in some countries that, if granted and valid, may also block our ability to commercialize products in these countries if we are unable to circumvent or license them.

   The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Many biotechnology companies have employed intellectual property litigation as a way to gain a competitive advantage. Third parties may sue us in the future to challenge our patent rights or claim infringement of their patents. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties, require us to license disputed rights from third parties or require us to cease using the disputed technology. We are aware of a significant number of patents and patent applications relating to aspects of our technologies filed by, and issued to, third parties. Should any of our competitors have filed patent applications or obtain patents that claim inventions also claimed by us, we may have to participate in an interference proceeding declared by the relevant patent regulatory agency to determine priority of invention and, thus, the right to a patent for these inventions in the U.S. Such a proceeding could result in substantial cost to us even if the outcome is favorable. Even if successful on priority grounds, an interference may result in loss of claims based on patentability grounds raised in the interference. Although patent and intellectual property disputes in the biotechnology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on satisfactory terms, if at all.

   We recently received a letter from a privately held biotechnology company suggesting that we may want to consider licensing patents held by that third party. We believe that we have defenses to any infringement claim with respect to such patents. However, we cannot be certain that the third party will not initiate litigation alleging that our technologies infringe claims of such patent or that a court would not find such claims valid and infringed.

   We also rely on trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. We have taken security measures to protect our trade secrets, proprietary know-how and technologies and confidential data and continue to explore further methods of protection. Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us to be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. There can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or that we can meaningfully protect our trade secrets.

EMPLOYEES

   As of December 31, 1999, we had approximately 102 full-time employees, 25 of whom hold Ph.D. degrees. Of these employees, 77 were engaged in research and development and 25 were engaged in business development, finance and general administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any work stoppages and consider our employee relations to be good.

FACILITIES

   Our executive offices and research and development facilities are currently located in San Diego, California. We lease approximately 24,900 square feet of space. These facilities are leased through January 31, 2002. We are also negotiating a sublease for approximately 3,000 square feet of adjacent laboratory space for use through December 2000. To meet our expected growth needs, we have selected two site alternatives in proximity to our current space and are currently in lease negotiations for approximately 75,000 square feet of space that will be built to our specifications. We plan to occupy the new space in late 2000, at which time we plan to sublease our current space for the remaining term. We will not have any equity interest related to the new facility.

LEGAL PROCEEDINGS

   We are not presently a party to any material legal proceedings.

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

SCIENTIFIC ADVISORY BOARD

   We have established a select group of scientists to advise us on scientific and technical matters in areas of the Company's business. The scientific advisors are compensated with a $15,000 annual fee, payable quarterly. We have also entered into consulting and other agreements with a number of our scientific advisors under which they have received options to purchase shares of our common stock.

   None of our scientific advisors is employed by us, and they may have other commitments to, or consulting or advisory contracts with, their employers or other entities that may conflict or compete with their obligations to us. Our scientific advisors include:

NAME                                      TITLE/AFFILIATION
----                                      -----------------
Melvin I. Simon, Ph.D.................... Chairman and Professor of Biology
                                          California Institute of Technology
Karl O. Stetter, Ph.D.................... Chairman and Professor of Microbiology
                                          University of Regensburg, Germany
Robert M. Kelly, Ph.D.................... Professor of Chemical Engineering
                                          North Carolina State University
George M. Whitesides, Ph.D............... Chairman and Professor of Chemistry
                                          Harvard University

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   The following table sets forth information about our directors and executive officers as of January 15, 2000:

                  NAME                    AGE                  POSITION
                  ----                    ---                  --------
Jay M. Short, Ph.D. ....................  41  President, Chief Executive Officer and
                                              Chief Technology Officer, Director
William H. Baum.........................  54  Senior Vice President, Business Development
Karin Eastham...........................  50  Senior Vice President, Finance, Chief
                                              Financial Officer and Secretary
R. Patrick Simms........................  55  Senior Vice President, Operations
Carolyn A. Erickson.....................  35  Vice President, Intellectual Property
Daniel T. Carroll (1)...................  73  Director
James H. Cavanaugh, Ph.D. (1)...........  62  Director
Patricia M. Cloherty (1)................  57  Director
Peter Johnson (2).......................  54  Director
Donald D. Johnston (2)..................  74  Director
Mark Leschly (2)........................  31  Director
Melvin I. Simon, Ph.D. .................  62  Director

--------
(1) Member of human resources (compensation) committee.

(2) Member of audit committee.

   Dr. Jay M. Short was appointed our Chief Executive Officer in February 1999. He has served as our Chief Technology Officer and as a director since September 1994 and also as our President since June 1998. Dr. Short served as President of Stratacyte, Inc. and Vice President of Research & Development and Operations for Stratagene Cloning Systems, both molecular biology companies based in La Jolla, California. Dr. Short serves as a director for Invitrogen Corporation, a gene expression company, and StressGen Biotechnologies Corp., a company engaged in the medical application of stress proteins. Dr. Short received his Ph.D. from Case Western Reserve University and his B.A. from Taylor University.

   Mr. William H. Baum joined us in August 1997 as Vice President, Sales and Marketing, and was promoted to Senior Vice President, Business Development in November 1999. Mr. Baum was Vice President of Global Sales and Marketing with International Specialty Products, a specialty chemical company, from July 1993 to August 1997. Prior to joining International Specialty, Mr. Baum was with Betz Laboratories, also a specialty chemical company, for 20 years in a variety of international and domestic executive management positions including Executive Vice President of European Operations and as Managing Director of Germany. Mr. Baum received a B.S. from Widener University.

   Ms. Karin Eastham was appointed Senior Vice President, Finance, Chief Financial Officer and Secretary in May 1999. Ms. Eastham served as Vice President, Finance and Administration and Chief Financial Officer of CombiChem, Inc., a computational chemistry company, from April 1997 to April 1999. From October 1992 through April 1997, Ms. Eastham served as Vice President, Finance and Administration and Chief Financial Officer of Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including Vice President, Finance, at Boehringer Mannheim Corporation, from June 1976 to August 1988. Ms. Eastham received a B.S. and an M.B.A. from Indiana University. She is a Certified Public Accountant.

   Mr. R. Patrick Simms has served as our Senior Vice President, Operations since October 1998. He served as our Vice President, Process Engineering and Manufacturing from February 1997 to October 1998. Mr. Simms served as Senior Vice President, Business Development and Manufacturing, at Biosys, Inc., an agricultural biotechnology company focusing on natural insecticide products, from March 1990 to February 1997. Biosys filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in September 1996. Mr. Simms subsequently filed for liquidation under Chapter 7 of the U.S. Bankruptcy Code in February 1997. From December 1984 to March 1990, Mr. Simms served as Vice President, Commercial Operations, at Genencor, a biotech company focusing on industrial enzymes. Prior to joining Genencor, Mr. Simms spent 18 years with A.E. Staley in a wide range of technical and operational positions. Mr. Simms received a B.S. from West Virginia University .

   Ms. Carolyn A. Erickson has served as Vice President, Intellectual Property since November 1999. From July 1994 to November 1999, Ms. Erickson held several positions with us, including Director of Intellectual Property, Manager, Business Development & Regulatory Affairs, Senior Patent & Licensing Liaison, Patent & Licensing Liaison and Laboratory Administrator. Prior to joining us, from April 1988 to June 1994 Ms. Erickson held several positions in Business Development/Technology Transfer, Product Management, Marketing and Technical Sales for Stratagene Cloning Systems. Ms. Erickson received a B.A. from the University of California, San Diego.

   Dr. James H. Cavanaugh has been a director since December 1992 and our Chairman since October 1998. Dr. Cavanaugh is President of HealthCare Ventures LLC, a health care venture capital management company. Dr. Cavanaugh was formerly President of SmithKline & French Laboratories--U.S., the pharmaceutical division of SmithKline Beckman Corporation. Previously, he was President of SmithKline Beckman's clinical laboratory business and, before that, President of Allergan International. Prior to his industry experience, Dr. Cavanaugh served as Staff Assistant to The President for Health Affairs and then Deputy Director of the Domestic Council. Under President Ford, he was appointed Deputy Assistant to the President for Domestic Affairs and Deputy Chief of the White House Staff. Dr. Cavanaugh is on the board of directors of MedImmune, Inc., and non-executive Chairman of the Board of Shire Pharmaceuticals Group PLC. He also serves on the boards of the National Center for Genome Resources and the National Committee for Quality Health Care. Dr. Cavanaugh received a Ph.D. and M.A. from the University of Iowa and a B.S. from Farleigh Dickinson University.

   Mr. Daniel T. Carroll has been a director since October 1996. Mr. Carroll has been Chairman of The Carroll Group, a management consulting firm, since 1982. From early 1980 until early 1982, he was President and Chief Executive Officer and a director of Hoover Universal, Inc. From 1972 until early 1980, he was President of Gould Inc. He served as President of the Management Consulting Division at Booz Allen & Hamilton, Inc. from 1954 to 1972. He is a director of A.M. Castle & Co., American Woodmark Corporation, Aon Corporation, Comshare, Inc., Oshkosh Truck Corporation, Wolverine World Wide, Incorporated, and Woodhead Industries Inc. Mr. Carroll earned an A.B. from Dartmouth College and an M.A. from the University of Minnesota.

   Ms. Patricia M. Cloherty has been a director since May 1996. Ms. Cloherty is a Special Limited Partner of Patricof & Co. Ventures, Inc., an international venture capital company. From 1988 through 1999, she was General Partner, and successively, Senior Vice President, President and Co-Chairman of that firm. From 1970 to 1977, she also was General Partner of that firm. She has served in government, as Deputy Administrator of the U.S. Small Business Administration from 1977 through 1978 and as Chairman of the U.S. Russia Investment Fund from 1995 to the present. She is past president and chairman of the National Venture Capital Association and has been honored by the National Association of Small Business Investment Companies for her work with growth companies. She is a director of several privately-held companies and of several philanthropies. She holds a B.A. from the San Francisco College for Women and an M.A. and an M.I.A. from Columbia University.

   Mr. Peter Johnson has been a director since December 1999. Mr. Johnson was a founder of Agouron Pharmaceuticals, Inc. and has served as President and Chief Executive Officer of Agouron since its inception in 1984. He received a B.A. and an M.A. from the University of California, San Diego.

   Mr. Donald D. Johnston has been a director since September 1993. Since 1986, Mr. Johnston has worked as a consultant for various companies, including Johnson & Johnson, Human Genome Sciences, Inc. and HealthCare Investment Corporation. He worked in product and general management for Johnson & Johnson from 1962 to 1986, including serving as President of J&J Baby Products Co. from 1972 to 1977. Mr. Johnston also served as a director of Johnson & Johnson from 1975 through 1986. Mr. Johnston currently serves on the board of directors of Osteotech, Inc. Mr. Johnston received a B.A. from the University of Cincinnati.

   Mr. Mark Leschly has been a director since August 1999. Mr. Leschly is a managing director of Rho Management Company, Inc. Prior to joining Rho in July 1999, beginning in 1994 Mr. Leschly worked at HealthCare Ventures where he was a general partner. Prior to Healthcare Ventures, he worked at McKinsey & Company, a management consulting company. Mr. Leschly is a director of several privately-held companies and is a member of the advisory board of the Harvard AIDS Institute. Mr. Leschly received a B.A. from Harvard University and an M.B.A. from the Stanford Graduate School of Business.

   Dr. Melvin I. Simon has been a director since May 1994. Dr. Simon is Chairman and has been a professor in the Division of Biology at the California Institute of Technology since 1982, where he is currently the Anne P. and Benjamin F. Biaggini Professor of Biological Sciences. From 1965 to 1982, Dr. Simon was a professor at the University of California, San Diego. He received a B.S. from the City College of New York and a Ph.D. from Brandeis University.

CLASSIFIED BOARD

   Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, three of the nominees to the board will be elected to one-year terms, two will be elected to two-year terms and three will be elected to three-year terms. After these initial terms, directors will be elected for three-year terms. Messrs. Carroll and Leschly and Ms. Cloherty and have been designated Class I directors whose terms expire at the 2001 annual meeting of stockholders. Messrs. Johnson and Johnston have been designated Class II directors whose terms expire at the 2002 annual meeting of stockholders. Drs. Cavanaugh, Short and Simon have been designated Class III directors whose terms expire at the 2003 annual meeting of stockholders. For additional discussion regarding the effects of our classified board, see "Description of Capital Stock--Possible Anti-Takeover Matters."

COMMITTEES OF THE BOARD OF DIRECTORS

   Our human resources committee reviews and makes recommendations to the board concerning compensation and benefits of all of our executive officers, administers our stock option plan and establishes and reviews general policies relating to compensation and benefits of our employees. The human resources committee currently consists of Mr. Carroll, Dr. Cavanaugh and Ms. Cloherty.

   The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The audit committee currently consists of Messrs. Johnson, Johnston and Leschly.

DIRECTOR COMPENSATION

   Prior to the completion of this offering, our directors did not receive cash compensation for their service as members of the board of directors, except for Messrs. Carroll and Johnston, who each received $10,000 per year, and Dr. Simon, who received $25,000 for his service as a director and as a scientific advisor. Non-employee directors are reimbursed for expenses in connection with attendance at board and committee meetings. Following the completion of this offering, our directors will receive $1,500 for each board meeting attended. Dr. Simon will continue to receive compensation in connection with his service under our consulting agreement with him. We do not provide additional compensation for committee participation or special assignments of the board of directors. From time to time, some of our directors have received grants of options to purchase shares of our common stock under the 1997 Equity Incentive Plan in connection with their employment or consulting agreements. For information concerning options we have granted to our non-employee directors, please see the description under the caption "Certain Transactions-- Agreements with Officers and Directors" included in this prospectus. See "-- Executive Compensation--Employment Agreements" for a description of employment agreements with employee directors. Upon the completion of this offering, all of our non-employee directors will be eligible to receive equity incentives in the form of stock option grants under our 1999 Non-Employee Directors Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   During the fiscal year ended December 31, 1999, Mr. Carroll, Dr. Cavanaugh and Ms. Cloherty served as members of our human resources committee. We have never employed any member of the human resources committee of our board of directors. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or our human resources committee of the board of directors. For information on recent purchases of our capital stock by the members of our human resources committee or their respective affiliates, please see the description under the caption "Certain Transactions--Sales of Stock and Notes" included in this prospectus.

EXECUTIVE COMPENSATION

   The following table sets forth the compensation awarded or paid to, or earned or accrued for services rendered to us in all capacities during the fiscal year ended December 31, 1999 to our current and former Chief Executive Officer, the four other most highly compensated officers whose total salary and bonus exceeded $100,000 in fiscal 1999 and our former Chief Financial Officer who departed from Diversa during the last fiscal year. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees and perquisites and other personal benefits which do not exceed the lesser of $50,000 or 10% of the officers' total salary and bonus disclosed in this table. We refer to these officers as our named executive officers in other parts of this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                                                ------------
                                                                                 NUMBER OF
                                                     ANNUAL COMPENSATION         SECURITIES
                                                  --------------------------     UNDERLYING
        NAME AND PRINCIPAL POSITION          YEAR  SALARY   BONUS    OTHER        OPTIONS
        ---------------------------          ---- -------- -------- --------    ------------
Jay M. Short, Ph.D. (1)..................... 1999 $262,333 $500,000       --            --
  Current President, Chief Executive Officer 1998 $243,000 $545,000       --     1,292,045
  and Chief Technology Officer

Terrance J. Bruggeman (2)................... 1999 $ 72,315 $     -- $316,229(3)         --
  Former Chief Executive Officer             1998 $270,000 $ 65,000 $ 25,000(4)         --

William H. Baum............................. 1999 $207,400 $ 10,000       --       199,609
  Senior Vice President, Business
   Development                               1998 $195,000 $ 28,000       --            --

Karin Eastham (5)........................... 1999 $142,100       --       --       277,718
  Current Senior Vice President, Finance,    1998       --       --       --            --
  Chief Financial Officer and Secretary

R. Patrick Simms............................ 1999 $188,558 $ 10,000       --        95,465
  Senior Vice President, Operations          1998 $173,000 $ 29,000 $  7,096(6)     34,714

Kathleen H. Van Sleen (7)................... 1999 $ 97,898 $     -- $228,467(8)     34,714
  Former Vice President, Finance and         1998 $190,000 $ 36,000 $  4,949(6)         --
  Administration, Chief Financial Officer,
  Treasurer and Secretary

--------
(1) In 1998, Dr. Short held the title of Chief Technology Officer and, from June 1998, President. At the time of Dr. Short's appointment as President in June 1998, he was awarded a bonus of $1,000,000 payable in two equal installments of $500,000 in 1998 and 1999. In January 2000, our Board granted Dr. Short an option to purchase 206,453 shares of common stock at an exercise price equal to the initial public offering price.

(2) Mr. Bruggeman resigned as Chief Executive Officer effective as of February 1999.

(3) Consists of $4,200 for reimbursement of relocation costs, $297,500 for severance payments and $14,529 for separation expenses.

(4) Consists of $16,700 for reimbursement of relocation costs and $8,300 for a cost of living adjustment for relocation.

(5) Ms. Eastham commenced her employment as Senior Vice President, Finance, Chief Financial Officer and Secretary in April 1999 at a base salary of $210,000.

(6) For reimbursement of relocation costs.

(7) Ms. Van Sleen resigned as Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary effective as of March 1999.

(8) Consists of $131,125 for separation payments, $55,443 for payments relating to Ms. Van Sleen's purchase of a residence and $41,900 of forgiveness of indebtedness.

OPTION GRANTS

   The following table sets forth information concerning stock options granted to our named executive officers during the fiscal year ended December 31, 1999:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                      POTENTIAL REALIZABLE
                                    PERCENTAGE                          VALUE AT ASSUMED
                                     OF TOTAL                           ANNUAL RATES OF
                         NUMBER OF   OPTIONS                              STOCK PRICE
                         SECURITIES GRANTED TO                          APPRECIATION FOR
                         UNDERLYING EMPLOYEES   EXERCISE                  OPTION TERM
                          OPTIONS   IN FISCAL     PRICE    EXPIRATION --------------------
          NAME            GRANTED      YEAR    (PER SHARE)    DATE       5%        10%
          ----           ---------- ---------- ----------- ---------- --------- ----------
Jay M. Short, Ph.D......       --        --       $ --            --  $      -- $       --

Terrance J. Bruggeman...       --        --         --            --         --         --

William H. Baum.........   17,357       1.1%      0.58      01/07/09    569,000    891,000
                           43,393       2.9%      1.73      06/30/09  1,373,000  2,178,000
                          138,859       9.2%      2.02      10/26/09  4,355,000  6,931,000

Karin Eastham...........  208,289      13.7%      1.73      04/29/09  6,593,000 10,456,000
                           69,429       4.6%      2.02      10/26/09  2,177,000  3,465,000

R. Patrick Simms........   26,036       1.7%      0.58      01/07/09    854,000  1,337,000
                           69,429       4.6%      2.02      10/26/09  2,177,000  3,465,000

Kathleen H. Van Sleen...   34,714       2.3%      0.58      01/07/09  1,139,000  1,783,000

   The figures above represent options granted under our 1997 Equity Incentive Plan. We granted options to purchase 1,515,695 shares of our common stock in 1999. All options were granted at an exercise price equal to the fair market value of the common stock on the date of grant as determined by our board of directors.

   The options granted to our employees typically vest in 25% increments on each of the four annual anniversaries of the date of grant. The options granted to our consultants generally vest in 33% increments on each of the three annual anniversaries of the date of the grant or in accordance with specified performance goals over a ten-year term. Options granted to the persons listed above expire 10 years from the grant date.

   The potential realizable value represents amounts, net of exercise price before taxes, that may be realized upon exercise of the options immediately prior to the expiration of their terms assuming appreciation of 5% and 10% over the option term. The 5% and 10% values are calculated based on rules promulgated by the SEC and are applied to an assumed initial public offering price of $21.00 per share and do not reflect our estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable value set forth in the table.

   We have never granted stock appreciation rights.

OPTIONS EXERCISED AND FISCAL YEAR-END VALUES

   The following table sets forth information concerning the number and value of options exercised by each of the named executive officers as of December 31, 1999 and the value and number of unexercised options held by each of the named executive officers at December 31, 1999. The value of unexercised in-the-money options at December 31, 1999 represents an amount equal to the difference between the assumed initial public offering price of $21.00 per share and the option exercise price, multiplied by the number of unexercised in-the-money options. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the options.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS AT
                                                  OPTIONS AT DECEMBER 31, 1999           DECEMBER 31, 1999
                         SHARES ACQUIRED  VALUE   --------------------------------   -------------------------
          NAME             ON EXERCISE   REALIZED  EXERCISABLE      UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
          ----           --------------- -------- --------------   ---------------   ----------- -------------
Jay M. Short, Ph.D......     290,300     $397,324          276,816           724,929 $5,758,000   $14,812,000
Terrance J. Bruggeman...     428,676      560,620               --                --         --            --
William H. Baum.........      95,466      152,350               --           199,609         --     3,826,000
Karin Eastham...........      69,429       16,667               --           208,289         --     3,997,000
R. Patrick Simms........      19,093       30,470           64,437           159,468  1,323,000     3,161,000
Kathleen H. Van Sleen...          --           --          118,463            19,526  2,434,000       400,000

1994 EMPLOYEE INCENTIVE AND NON-QUALIFIED STOCK OPTION PLAN

   Introduction. On October 12, 1994, our board adopted, and on December 20, 1994, our stockholders approved our 1994 Employee Incentive and Non-Qualified Stock Option Plan. The plan was subsequently amended to, among other things, authorize a total of 2,912,587 shares of common stock for issuance under the plan. The 1994 plan was terminated by our board on August 28, 1997. We will not grant any additional stock options under the 1994 plan; however, termination of the plan did not affect any outstanding options which remained in effect. Since the plan has been terminated, shares subject to stock awards that in the past have expired, and in the future either expire or otherwise terminate, without having been exercised in full, will not be available for grant under the plan.

   The terminated 1994 plan permitted the grant of options to our directors employed by us, officers, employees and consultants. Outstanding options are either incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees or nonstatutory stock options.

   The 1994 plan is administered by the board or a committee appointed by the board. The board has delegated the authority to administer the 1994 plan to its human resources committee. Subject to the limitations set forth in the 1994 plan, the board and the committee exercised the authority to select the eligible persons to whom award grants are to be made, to designate the number of shares to be covered by stock options, to determine whether an option was an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the exercise price of options and the type of consideration to be paid upon exercise and, subject to specified restrictions, to specify other terms of awards.

   The maximum term of options granted under the 1994 plan is ten years. Stock options granted under the 1994 plan generally are non-transferable. Options exercisable on the date of termination of employment, or such other relationship with us, generally expire three months after the termination of an optionholder's service, except that all unexercised options will be immediately terminated if the optionholder is terminated for cause or if the board makes a determination that the optionee was engaged in disloyalty, convicted of a felony, disclosed company trade secrets or breached a non-competition agreement with us. However, if an optionholder is permanently disabled or dies during his or her service, that person's options exercisable on the date of disability or death generally may be exercised up to 12 months following disability or death unless, in the case of disability, such person commences employment with a competitor during such time.

   The exercise prices of options granted under the 1994 plan were determined by the board or committee in accordance with the guidelines set forth in the 1994 plan. The exercise prices of incentive stock options granted under the plan could not be less than 100% of the fair market value of the common stock on the date of the grant or 110% of the fair market value on the date of the grant if the optionee, at the time of the grant, owned more than 10% of the total combined voting power of all of our stock. The exercise price of a nonstatutory stock option could not be less than $0.01 per share.

   In the event of a change in control in our ownership as defined in our plan, all outstanding stock awards under the 1994 plan must either be assumed or substituted by the surviving entity. In the event the surviving entity does not assume or substitute such stock awards, then the vesting and exercisability of outstanding awards will accelerate prior to the change in control and such awards will terminate to the extent not exercised prior to the change in control.

   Notwithstanding the previously described change in control provision, in the event that a change in control occurs and within one month prior to, or 13 months after, such change in control an employee's employment is involuntarily terminated as defined in the 1994 plan, then the vesting and exercisability of all options held by such employee under the 1994 plan will be accelerated in full on the effective date of his involuntary termination.

   As of December 31, 1999, we had issued and outstanding under the 1994 plan options to purchase approximately 109,847 shares of common stock and approximately 841,986 shares of common stock had been purchased upon the exercise of options under the 1994 plan. The per share exercise prices of these options range from $0.03 to $0.73.

1997 EQUITY INCENTIVE PLAN

   On August 28, 1997, our board adopted our 1997 Equity Incentive Plan, and the plan was approved by our stockholders on October 15, 1997. The plan has been subsequently amended, most recently in 1999 to authorize a total of 5,982,633 shares of common stock for issuance under the plan. Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant.

   The 1997 plan permits the grant of options to our directors, employees and consultants. Options may be either incentive stock options to employees within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options. In addition, the 1997 plan permits the grant of stock bonuses and rights to purchase restricted stock. Except in specified circumstances, no person may be granted options covering more than 694,299 shares of common stock in any calendar year.

   The 1997 plan is administered by the board or a committee appointed by the board. The board has delegated the authority to administer the 1997 plan to its human resources committee. Subject to the limitations set forth in the 1997 plan, the compensation committee and the administrator have the authority to select the eligible persons to whom grants are to be made, to designate the number of shares to be covered by each award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the exercise price of options and the type of consideration to be paid upon exercise and, subject to specified restrictions, to specify other terms of awards.

   The maximum term of options granted under the 1997 plan is ten years. Incentive stock options granted under the 1997 plan generally are non-transferable. Nonstatutory stock options generally are nontransferable, although the applicable option agreement may permit some transfers. Options generally expire three months after the termination of an optionholder's service. However, if an optionholder is permanently disabled or dies during his or her service, that person's options generally may be exercised up to 12 months following disability or death.

   The exercise price of options granted under the 1997 plan is determined by the board or committee in accordance with the guidelines set forth in the 1997 plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant.

   The board or the committee will have the authority, with the consent of the affected optionholders, to cancel outstanding options under the plan in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

   Options granted under the 1997 plan vest at the rate determined by the board or committee and specified in the option agreement. The terms of any stock bonuses or restricted stock purchase awards granted under the 1997 plan will be determined by the board or committee. The purchase price of restricted stock under any restricted stock purchase agreement will be determined by the board or committee and will not be less than 85% of the fair market value of our common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 1997 plan are generally nontransferable, although the applicable award agreement may permit some transfers.

   In the event of a change in control in our ownership as defined in our plan, all outstanding stock awards under the 1997 plan must either be assumed or replaced with substitute awards by the surviving entity. In the event the surviving entity does not assume or substitute such stock awards, then the vesting and exercisability of outstanding awards will accelerate prior to the change in control and such awards will terminate to the extent not exercised prior to the change in control. Notwithstanding the previously described change in control provision, in the event that a change in control occurs and within one month prior to, or 13 months after, such change in control an employee's employment is involuntarily terminated as defined in the 1997 plan, then the vesting and exercisability of all options held by such employee under the 1997 plan will be accelerated in full on the effective date of his involuntary termination.

   The board may amend or terminate the 1997 plan at any time. Amendments will generally be submitted for stockholder approval to the extent required by applicable law.

   As of December 31, 1999, we had issued and outstanding under the 1997 plan options to purchase approximately 3,014,988 shares of common stock and approximately 599,775 shares had been purchased upon the exercise of options. The per share exercise prices of these options range from $0.43 to $8.65.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

   In December 1999, our board adopted our 1999 Non-Employee Directors' Stock Option Plan. We intend to seek stockholder approval of the plan prior to the closing of this offering. The plan provides for the automatic grant of options to purchase shares of common stock to our non-employee directors. The directors' plan is administered by the board, unless the board delegates administration to a committee of at least two disinterested directors.

   A total of 277,719 shares of common stock have been reserved for issuance under the directors' plan, none of which are currently subject to outstanding options. Pursuant to the terms of the directors' plan:

  . On the closing of this offering, each person who is then a non-employee director will be granted an option to purchase 27,771 shares of common stock;

  . Each person who, after the closing of this offering, for the first time becomes a non-employee director automatically will be granted, upon the date of his or her initial appointment or election to be a non-employee director, a one-time option to purchase 27,771 shares of common stock, provided such person has not previously been in our employ; and

  . On the day following each annual meeting of our stockholders commencing with the 2001 annual meeting of stockholders, each person who is elected to be a non-employee director at such annual meeting automatically will be granted an option to purchase 6,943 shares of common stock, pro-rated to the extent that a director did not serve as a director for a full year prior to the annual meeting.

   Options granted under the directors' plan shall vest in equal monthly installments over three years from the date of grant and must be exercised within ten years from the date they are granted, subject to earlier termination following the optionee's cessation of service. Options granted under the directors' plan may be exercised prior to vesting, subject to our repurchase. Outstanding options under the plan will vest in full on an accelerated basis upon certain changes in control or ownership of the Company, unless assumed or replaced with substitute options by the successor entity. The exercise price of options under the directors' plan will equal 100% of the fair market value of the common stock on the date of grant. Options granted under the directors' plan are generally transferable to family members and trusts under which the director or members of the director's family are beneficiaries. Unless otherwise terminated or amended by the board of directors, the directors' plan automatically terminates when all of our common stock reserved for issuance under the directors' plan has been issued.

EMPLOYEE STOCK PURCHASE PLAN

   In December 1999, our board adopted the 1999 Employee Stock Purchase Plan. We intend to seek stockholder approval of the plan prior to the closing of this offering. A total of 416,579 shares of common stock initially has been reserved for issuance under the purchase plan. The share reserve will automatically increase on the day of each annual stockholders' meeting by an amount equal to three-fourths of one percent (0.75%) of the total number of outstanding shares of our common stock on the day of the annual stockholders' meeting, or an amount determined by our board, but in no event will any such annual increase exceed 347,149 shares. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the purchase plan, the board of directors may authorize participation by eligible employees, including officers, in periodic offering following the commencement of the purchase plan. The initial offering under the purchase plan will commence on the effective date of this offering and terminate on February 28, 2002.

   Unless otherwise determined by the board, employees are eligible to participate in the purchase plan only if they are employed by us or one of our subsidiaries designated by the board of directors for at least 20 hours per week, are customarily employed for at lest five months per calendar year and do not beneficially own more than 5% of our outstanding capital stock. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the purchase plan. The amount withheld is then used to purchase shares of common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan shall be at least 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the fair market value of the common stock at the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

   In the event of a merger, reorganization, consolidation or liquidation, the board of directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the board of directors may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The board of directors has the authority to amend or terminate the purchase plan, provided, however, that no such action may adversely affect any outstanding rights to purchase common stock.

EMPLOYMENT AGREEMENTS

   In August 1994, we entered into an employment offer letter with Jay M. Short, Ph.D., our President, Chief Executive Officer and Chief Technology Officer. Pursuant to his employment offer letter, Dr. Short's annual compensation was initially set at a base salary of $200,000 and a target bonus of 20% of his base salary. The 20% bonus was guaranteed for the first year. We also paid Dr. Short a signing bonus of $75,000. In addition, we granted Dr. Short 56,847 shares of our common stock and he also received a stock option under our 1994 plan to purchase 34,108 shares of common stock at an exercise price of $0.03 per share. This option vested 25% in September 1995, with the remainder vesting annually over the following three years. In the event
Dr. Short's employment is terminated without cause, he will receive severance compensation equal to six months' salary.

   In June 1998 we entered into a second letter agreement with Dr. Short under which we paid Dr. Short a bonus of $500,000 in each of June 1998 and June 1999 and granted him a stock option under our 1997 plan to purchase 1,001,744 shares of our common stock at an exercise price of $0.58 per share. This option vested 25% in June 1999 with the remainder vesting in equal quarterly installments over the following three years. However, vesting this option will be accelerated in full upon the sale of Diversa or upon Dr. Short's termination of employment without cause. This second offer letter also provides that if Dr. Short's employment is terminated without cause at any time prior to June 25, 2000 he will receive severance compensation equal to twenty-four months' salary. After June 25, 2000, Dr. Short's severance will revert to six months' salary as described in his original offer letter. In January 2000, we granted Dr. Short a stock option under our 1997 plan to purchase 206,453 shares of common stock at an exercise price equal to the initial public offering price. This option vests 25% at the first anniversary of the grant date, with the remainder vesting over the following three years.

   In February 1997, we entered into an employment offer letter with R. Patrick Simms, our Senior Vice President, Operations. Pursuant to his employment offer letter, Mr. Simms' annual compensation was initially set at a base salary of $165,000 and a bonus of up to 20% of his base salary. The calculation of each annual bonus is based on both Mr. Simms' job performance as well as our performance. In addition, we granted Mr. Simms a stock option under our 1997 plan to purchase 69,429 shares of our common stock at an exercise price of $0.43 per share. This option vests 25% on the first anniversary of the date of grant with the remainder vesting quarterly over the following three years. Mr. Simms was also offered the right to purchase up to $50,000 of our series B preferred stock on the same terms offered to our other series B preferred stock investors. Mr. Simms exercised this right in May 1997 and acquired 39,147 shares of our series B preferred stock in exchange for $25,000 in cash and delivery of a promissory note for $25,000. The note carries an interest rate of 6.64%, is payable in four equal annual installments commencing in March 1998 and is secured by his shares of series B preferred stock. Mr. Simms also was reimbursed $25,000 for relocation costs. In the event that Mr. Simms' employment is terminated without cause, he will receive severance compensation equal to six months' base salary and benefits until he commences new employment.

   In July 1997, we entered into an employment offer letter with William H. Baum, our Senior Vice President, Business Development. Pursuant to his employment offer letter, Mr. Baum's annual compensation was initially set at a base salary of $195,000 and a target bonus of 20% of his base salary, with a guaranteed bonus of $13,000 for 1997 only. We also paid him a hiring bonus of $30,000, paid in two equal installments on September 1, 1997 and March 1, 1998. In addition, we granted Mr. Baum a stock option under our 1997 plan to purchase 95,466 shares of our common stock at an exercise price of $0.43 per share. This option vests 25% on the first anniversary of his date of hire with the remainder vesting quarterly over the following three years. In the event Mr. Baum's employment is terminated without cause, he will receive severance compensation equal to six months of his then-current base salary and we will continue to pay his employee benefits until he commences new employment. Mr. Baum was reimbursed $50,000 for relocation costs. Mr. Baum was offered the right to purchase up to $50,000 of our series D preferred stock on the same terms offered to our other series D preferred stock investors. Mr. Baum exercised this right in October 1997 and acquired 58,824 shares of our series D preferred stock in exchange for delivery of a promissory note for $50,000. The note carries an interest rate of 6.64%, is payable in four equal annual installments commencing in October 1998 and is secured by his shares of series D preferred stock.

   In April 1999, we entered into an employment offer letter with Karin Eastham, our Senior Vice President, Finance and Chief Financial Officer. Pursuant to her employment offer letter, Ms. Eastham's annual compensation was initially set at a base salary of $210,000 and a target bonus of 20% of her base salary. The 20% bonus was guaranteed for the first year. In addition, we granted Ms. Eastham a stock option under our 1997 plan to purchase 208,289 shares of our common stock at an exercise price of $1.73 per share. This option vests 25% at the earlier of the first anniversary of the date of hire or the closing of this initial public offering, with the remainder vesting quarterly over three years.

   For a description of recent severance agreements with Terrance J. Bruggeman and Kathleen H. Van Sleen, see the descriptions provided under the caption "Certain Transactions -- Agreements with Officers and Directors."

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. In addition, our bylaws require us to indemnify our directors and officers, and allow us to indemnify our other employees and agents, to the fullest extent permitted by law. We have also entered into agreements to indemnify some of our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

SALES OF STOCK AND NOTES

   Series B Preferred Stock Financing. In May 1997, Mr. Simms, our Senior Vice President, Operations, and Ms. Van Sleen, our former Chief Financial Officer, Vice President, Finance and Administration and Secretary, exercised rights to purchase 37,879 and 75,758 shares, respectively, of our series B preferred stock at a price of $0.66 per share. The shares of series B preferred stock issued to Mr. Simms and Ms. Van Sleen will automatically convert into an aggregate of 39,449 shares of common stock upon the closing of this offering. Mr. Simms paid for a portion of his shares and Ms. Van Sleen paid for all of her shares by delivering full-recourse promissory notes in the amount of $25,000 and $50,000, respectively. The notes are payable over four years in equal annual installments commencing on March 30, 1998, and bear interest at 6.64% per year. In 1999, we forgave the then outstanding balance under the note receivable from Ms. Van Sleen, $37,500, pursuant to the terms of a severance agreement more fully described below.

   Bridge Loan Financing. In September 1997, we issued and sold $3,432,804 of secured convertible promissory notes to 15 accredited investors. The promissory notes carried an interest rate of 8.0% per year and under their terms automatically converted into 4,038,592 shares of series D preferred stock in October 1997. This series D preferred stock will automatically convert into an aggregate of 1,401,996 shares of common stock upon the closing of this offering. Investors owning 5% or more of our capital stock and directors and officers who participated in this transaction include:

                                                                  NUMBER OF
                                                                  SHARES OF
                                           NUMBER OF SHARES OF  COMMON STOCK
                                           SERIES D PREFERRED  UPON CONVERSION
                                               STOCK UPON        OF SERIES D
    INVESTOR               PROMISSORY NOTE     CONVERSION      PREFERRED STOCK
    --------               --------------- ------------------- ---------------
HealthCare Ventures
 Entities.................   $1,001,162         1,177,837          408,885
Patricof & Co. Ventures
 Entities.................    1,000,000         1,176,470          408,411
Rho Management Trust II...      410,153           482,532          167,510
Donald D. Johnston........      500,000           588,235          204,205
Melvin I. Simon, Ph.D. ...       20,000            23,529            8,168

   Dr. Cavanaugh, one of our directors, is a general partner of HealthCare Partners III, L.P., HealthCare Partners IV, L.P. and HealthCare Partners V, L.P., which are the general partners of HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P. and HealthCare Ventures V, L.P., respectively. Together, these partnerships own greater than 10% of our capital stock. In this prospectus we refer to HealthCare Ventures III, L.P., HeathCare Ventures IV, L.P. and HealthCare Ventures V, L.P., collectively, as entities affiliated with HealthCare Ventures.

   Ms. Cloherty, one of our directors, is a special limited partner of funds managed by Patricof & Co. Ventures, Inc., including APA Pennsylvania Partners II, L.P., APA Excelsior IV, L.P. and APA Excelsior IV/Offshore, L.P. APA Pennsylvania Partners II, L.P. is the general partner of The P/A Fund, L.P. Patricof & Co. Managers, Inc. is the general partner of APA Excelsior IV Partners, L.P., the general partner of Patricof Private Investment Club, L.P. Collectively, APA Excelsior IV, L.P., APA Excelsior IV/Offshore, L.P., The P/A Fund, L.P. and Patricof Private Investment Club, L.P. own greater than 10% of our capital stock, and are collectively referred to in this prospectus as entities affiliated with Patricof & Co. Ventures.

   Mr. Leschly, one of our directors, is a managing director of Rho Management Company, Inc., which serves as the investment advisor to Rho Management Trust II.

   Mr. Johnston and Dr. Simon are members of our board of directors.

   Series D Preferred Stock Financing. In October 1997, we issued 24,809,555 shares of series D preferred stock for $0.85 per share to 27 accredited investors. The series D preferred stock will automatically convert into an aggregate of 8,612,620 shares of common stock upon the closing of this offering. Investors owning 5% or more of our shares and directors and officers who participated in this transaction include:

                                                                    NUMBER OF
                                                                    SHARES OF
                                                    NUMBER OF     COMMON STOCK
    INVESTOR                                     SERIES D SHARES UPON CONVERSION
    --------                                     --------------- ---------------
HealthCare Ventures Entities....................    6,206,103       2,154,446
Patricof & Co. Ventures Entities................    2,184,999         758,519
Rho Management Trust II.........................    2,336,042         810,856
State of Michigan...............................    5,882,353       2,042,058
William H. Baum.................................       58,824          20,420
Donald D. Johnston..............................      588,235         204,205
Melvin I. Simon, Ph.D. .........................       23,529           8,168

   Mr. Baum is our Senior Vice President, Business Development.

   Series E Preferred Stock Financing. In connection with our entering into a collaboration agreement with Novartis Agribusiness Biotechnology Research, Inc. in January 1999, we sold 5,555,556 shares of series E preferred stock to Novartis for $1.32 per share under the terms of a series E preferred stock purchase agreement. The series E preferred stock will automatically convert into an aggregate of 1,928,610 shares of common stock upon the closing of this offering. The stock purchase agreement designates a portion of the total proceeds received of $12.5 million as a technology access fee and another portion as advance payments for research support under the collaboration agreement.

   The shares of series E preferred stock were subsequently transferred to Novartis Seeds AG, an affiliate of Novartis Agribusiness Biotechnology Research, Inc. In December 1999, we entered into a joint venture agreement with Novartis Seeds AG. For a further description of this joint venture and the collaboration agreement, see "Business--Current Alliances and Other Agreements."

   Registration Rights. In connection with the preferred stock financings, we granted registration rights to all of our preferred stockholders. See "Description of Capital Stock--Registration Rights" for a more complete description of registration rights we granted to our stockholders.

AGREEMENTS WITH OFFICERS AND DIRECTORS

   In May 1994, we entered into a four year consulting agreement with Melvin I. Simon, Ph.D. under which Dr. Simon agreed to provide us with at least 20 days of service each year. Under his agreement, Dr. Simon will serve as a member and chairman of our scientific advisory board, serve on our board of directors and provide other consulting services. His compensation initially was set at $75,000 per year, payable quarterly. We amended Dr. Simon's consulting agreement in October 1996 to limit Dr. Simon's services to attendance at up to three scientific advisory board meetings and 12 board and board committee meetings per year and reducing his annual compensation to $25,000 per year. In addition, we granted Dr. Simon a stock option to purchase 6,942 shares of our common stock under our 1994 plan in consideration for his agreement to amend the original agreement. This initial 6,942 share option was fully vested and exercisable upon its grant to Dr. Simon and carried an exercise price of $0.42 per share. We also granted Dr. Simon a second stock option to purchase 20,828 shares of common stock having an exercise price of $0.42 per share that vested over a period of three years. This second option grant was fully vested effective as of October 1999.

   We amended Dr. Simon's consulting agreement a second time in October 1999. This second amendment provides that Dr. Simon's annual compensation will continue at $25,000 per year for an additional three year term. This second amendment also provides that Dr. Simon will attend up to six board meetings and one scientific advisory board meeting per year. We will pay Dr. Simon an additional $1,000 per day for any additional service he performs. We also granted Dr. Simon a stock option to purchase 22,564 shares of our common stock under our 1997 plan, with 8,678 shares vesting in October 2000 and 6,943 shares in each of the following two years.

   In December 1999, we granted Dr. Simon a stock option under our 1997 plan to purchase 173,574 shares of our common stock with an exercise price of $8.64 per share. One third of the shares subject to this option were vested upon grant and the remaining shares vested in February 2000 when the option vesting schedule was accelerated by our Board. The Company recorded a charge to operations of approximately $1.7 million based on the fair value of the options.

   In August 1997, we granted Daniel T. Carroll a stock option under our 1997 plan to purchase 5,207 shares of our common stock with an exercise price of $0.43 per share. One-third of the shares vested on October 1, 1997 and one-twelfth vested quarterly thereafter until fully vested. In February 1998 we granted Mr. Carroll a second stock option under our 1997 plan to purchase 5,207 shares of our common stock with an exercise price of $0.58 per share. This option vests in equal annual installments over a period of three years. In December 1999 we granted Mr. Carroll a third stock option under our 1997 plan to purchase 17,357 shares of our common stock with an exercise price of $8.64 per share. This option was fully vested upon grant.

   In August 1997, we granted Donald D. Johnston a stock option under our 1997 plan to purchase 5,207 shares of our common stock with an exercise price of $0.43 per share. One-third of the shares vested on October 1, 1997 and one-twelfth vested quarterly thereafter until fully vested. In February 1998 we granted Mr. Johnston a second stock option under our 1997 plan to purchase 5,207 shares of our common stock with an exercise price of $0.58 per share. This option vests in equal annual installments over a period of three years. In December 1999 we granted Mr. Johnston a third stock option under our 1997 plan to purchase 17,357 shares of our common stock with an exercise price of $8.64 per share. This option was fully vested upon grant.

   In February 1999, we entered into a Separation Agreement with Terrance J. Bruggeman, our former Chief Executive Officer. Under this agreement, we agreed to continue to make severance payments to Mr. Bruggeman in the form of continuation of his base salary until the earlier of 12 months following his final day of employment or the date on which he begins employment with another company. We further agreed to pay Mr. Bruggeman an additional $50,000 as an additional severance payment, reimburse him up to an additional $25,700 for various other expenses and pay for up to 18 months of continued health and dental insurance following his final day of employment. In addition, effective as of his last day of employment, we accelerated the vesting of options to purchase an aggregate of 142,892 shares of our common stock having an exercise price of $0.43 per share. In conjunction with this agreement modification, the Company recorded a charge to compensation expense of $557,000.

   In March 1999, we entered into a Separation Agreement with Kathleen H. Van Sleen, our former Chief Financial Officer, Vice President, Finance and Administration, Treasurer and Secretary. Under this agreement, we paid Ms. Van Sleen $224,000 and forgave outstanding indebtedness of $42,000. We further agreed to pay for up to 12 months of health, dental and life insurance. In addition, we agreed that the term and vesting of options to purchase an aggregate of 208,289 shares of our common stock will continue until March 30, 2000, after which Ms. Van Sleen will have 90 days to exercise her vested options. The extension of vesting on those options will result in the vesting of an additional 62,920 options with an average exercise price of $0.46 per share. In conjunction with this agreement modification and an extension of the exercise date for her previously vested options, the Company recorded a charge to compensation expense of $538,000. Ms. Van Sleen is not required to perform consulting or any other services as part of the separation agreement.

   Both Mr. Bruggeman and Ms. Van Sleen terminated their employment with Diversa in the ordinary course of business in connection with our continued evolution and growth.

   In December 1999, we granted Peter Johnson a stock option under our 1997 plan to purchase 41,657 shares of our common stock with an exercise price of $5.76 per share. This option vests in equal annual installments over a period of three years.

   In November 1999, our Board implemented a program to allow optionees to early exercise stock options prior to vesting. Six optionees, including Jay Short, Karin Eastham, William Baum and Melvin Simon, purchased our common stock pursuant to this program. This stock was subject to repurchase restrictions which lapsed over the same period as the predecessor stock options would have vested. As part of our agreement to amend the options, we agreed to prepare tax election forms for the benefit of the optionees. These tax election forms were not prepared or timely filed and, as a result, the optionees were exposed to substantial potential tax liabilities. In order to minimize the potential adverse tax consequences to the optionees, on February 7, 2000, our Board removed the stock repurchase restrictions and agreed to advance funds to the optionees in an amount necessary to provide the cash to pay the individual tax liabilities that resulted from removal of the repurchase restrictions. After consideration of each optionee's individual tax situation and in order to fairly rectify the effect of our failure to timely prepare these tax election forms, our Board agreed to compensate two optionees, Ms. Eastham and Dr. Simon, directly in amounts of approximately $80,000 and $160,000, respectively, to compensate for the permanent tax liabilities associated with our failure to complete the filings. Our Board also agreed to make full recourse secured loans to the optionees, including approximately $400,000.00 to Dr. Short, $400,000.00 to Ms. Eastham, $250,000.00 to Mr. Baum and $100,000.00 to Dr. Simon, to assist with temporary differences in taxation. The loans carry a market interest rate and are repayable in five years, and prepayment is required in specified circumstances, including if the employee leaves the Company or sells the related shares of stock.

   All of the shares of preferred stock and promissory notes described under this section were issued in reliance upon the exemption provided by Section 4(2) of the Securities Act and/or Regulation D under the Securities Act. With respect to the issuance of options described under this section, exemption from registration was not necessary in that the transactions did not involve a "sale" of securities as that term is used in Section 2(a)(3) of the Securities Act.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 1999, and after the sale of shares in this offering, by:

  . Each person who is known by us to own beneficially more than 5% of our outstanding common stock;

  .  Each named executive officer;

  .  Each of our directors; and

  .  All of our current directors and executive officers as a group.

   Except as indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address for each stockholder is c/o Diversa Corporation, 10665 Sorrento Valley Road, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Percentage of beneficial ownership is based on 25,779,401 shares of common stock outstanding as of December 31, 1999 and assuming 32,811,401 shares of common stock outstanding after completion of this offering.

   The table assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will sell up to an aggregate of 1,050,000 shares of our common stock, and up to 33,861,401 shares of common stock will be outstanding after completion of this offering.

                                                      BENEFICIAL OWNERSHIP PRIOR TO OFFERING
                                                 ------------------------------------------------
                                                                                                    PERCENTAGE OF
                                                                SHARES ISSUABLE    SHARES DIVERSA      SHARES
                                                                  PURSUANT TO      MAY REPURCHASE   BENEFICIALLY
                                                  NUMBER OF       OPTIONS AND      WITHIN 60 DAYS       OWNED
                                                    SHARES    WARRANTS EXERCISABLE       OF       -----------------
                                                 BENEFICIALLY    WITHIN 60 DAYS     DECEMBER 31,   BEFORE   AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                OWNED     OF DECEMBER 31, 1999    1999(1)     OFFERING OFFERING
------------------------------------             ------------ -------------------- -------------- -------- --------
Funds Affiliated with HealthCare Ventures (2)..   5,744,544         139,265                --       22.2%   17.4%
 44 Nassau St.
 Princeton, New Jersey 08542

Funds Affiliated with Patricof & Co.
 Ventures, Inc. (3)............................   4,616,965              --                --       17.9%   14.1%
 445 Park Avenue, 11th Floor
 New York, New York 10022

Rho Management Trust II (4)....................   2,353,438          20,461                --        9.1%    7.2%
 767 Fifth Avenue, 43rd Floor
 New York, New York 10153

State of Michigan .............................   2,042,058              --                --        7.9%    6.2%
 Department of Treasury, Treasury Building
 30 West Allegan
 East Lansing, Michigan 48922

Novartis Seeds AG .............................   1,928,610              --                --        7.5%    5.9%
 Schwarzwaldallee 215
 CH-4002 Basel
 Switzerland

Jay M. Short, Ph.D.............................     712,994         338,615            61,803        2.7%    2.2%
Terrance J. Bruggeman..........................     428,676              --                --        1.7%    1.3%
William H. Baum................................     120,225           4,339            41,767          *        *
Karin Eastham..................................      69,429              --            69,429          *        *
R. Patrick Simms...............................     110,138          77,456                --          *        *
Kathleen H. Van Sleen..........................     153,440         127,461                --          *        *

                                      BENEFICIAL OWNERSHIP PRIOR TO OFFERING
                                 ------------------------------------------------
                                                                                    PERCENTAGE OF
                                                SHARES ISSUABLE    SHARES DIVERSA      SHARES
                                                  PURSUANT TO      MAY REPURCHASE   BENEFICIALLY
                                  NUMBER OF       OPTIONS AND      WITHIN 60 DAYS       OWNED
                                    SHARES    WARRANTS EXERCISABLE       OF       -----------------
NAME AND ADDRESS OF BENEFICIAL   BENEFICIALLY    WITHIN 60 DAYS     DECEMBER 31,   BEFORE   AFTER
OWNER                               OWNED     OF DECEMBER 31, 1999    1999(1)     OFFERING OFFERING
------------------------------   ------------ -------------------- -------------- -------- --------
James H. Cavanaugh, Ph.D. (2)..    5,744,544        139,265                --       22.2%   17.4%
Daniel T. Carroll..............       26,035         26,035                --          *        *
Patricia M. Cloherty (3).......    4,616,968             --                --       17.9%   14.1%
Peter Johnson..................           --             --                --          *        *
Donald D. Johnston.............      621,667         26,035                --        2.4%    1.9%
Mark Leschly (4)...............    2,353,438         20,461                --        9.1%    7.2%
Melvin I. Simon, Ph.D. ........      219,048         57,858            22,564          *        *
All executive officers and
 directors as a group (12
 persons)......................   14,617,864        713,442           195,563       55.2%   43.6%

--------
  *  Less than one percent.

 (1) On February 7, 2000, our Board approved the removal of these stock repurchase restrictions. See "Certain Transactions."

 (2) Includes:

   . 3,229,005 shares held by HealthCare Ventures III, L.P., including 107,659 shares issuable upon exercise of warrants exercisable within 60 days of December 31, 1999, which represents 12.5% and 10.0%, respectively, of the total number of shares outstanding before and after this offering.

   . 949,145 shares held by HealthCare Ventures IV, L.P., including 31,606 shares issuable upon exercise of warrants exercisable within 60 days of December 31, 1999, which represents 3.7% and 2.9%, respectively, of the total number of shares outstanding before and after this offering.

   . 1,566,394 shares held by HealthCare Ventures V, L.P., which represents 6.1% and 4.9%, respectively, of the total number of shares outstanding before and after this offering.

   James H. Cavanaugh, Ph.D. is a managing member of the general partner of each of the above-listed investment funds, and shares investment and voting power over these shares with the other managing members of each of the general partners of these funds, none of whom are affiliated with us. Dr. Cavanaugh disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (3) Includes:

   . 3,049,566 shares held by APA Excelsior IV, L.P., which represents 11.8% and 9.4%, respectively, of the total number of shares outstanding before and after this offering.

   . 969,468 shares held by The P/A Fund, L.P., which represents 3.8% and 3.0%, respectively, of the total number of shares outstanding before and after this offering.

   . 537,510 shares held by APA Excelsior IV/Offshore, L.P., which represents 2.1% and 1.7%, respectively, of the total number of shares outstanding before and after this offering.

   . 60,422 shares held by Patricof Private Investment Club, L.P., which represents less than 1% of the total number of shares outstanding both before and after this offering.

  Patricia M. Cloherty is a special limited partner of APA Excelsior IV, L.P., The P/A Fund, L.P., APA Excelsior IV/Offshore, L.P. and Patricof Private Investment Club, L.P., and shares investment and voting power over these shares with the other managing members or general partners of the funds, none of whom are affiliated with us. Ms. Cloherty disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

 (4) Mark Leschly is a managing director of Rho Management Company, Inc., financial advisor to Rho Management Trust II. Mr. Leschly disclaims beneficial ownership of the shares held by Rho Management Trust II except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock, will consist of 65,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

   The following is a summary of various provisions of our common stock, preferred stock, amended and restated certificate of incorporation and bylaws.

COMMON STOCK

   As of December 31, 1999, there were 2,945,390 shares of common stock outstanding, held by approximately 115 stockholders of record. An additional 22,834,011 shares of our common stock will be issued upon conversion of all outstanding shares of the preferred stock on the closing of this offering and an estimated 32,000 shares will be issued related to dividends payable to the holders of our series A, B and D preferred stock for the period between December 21, 1999 and the completion of this offering. All outstanding shares of common stock are, and the common stock to be issued in this offering will be, fully paid and nonassessable.

   The following summarizes the rights of holders of our common stock:

  . Each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

  .  There are no cumulative voting rights;

  . The holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available for that purpose, if any;

  . Upon our liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

  . The holders of commons stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

PREFERRED STOCK

   Upon the closing of this offering, there will be no shares of preferred stock outstanding. Our certificate of incorporation authorizes our board of directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in our certificate of incorporation and applicable law. Among other rights, the board of directors may determine, without further vote or action by our stockholders:

  . The number of shares constituting the series and the distinctive designation of the series;

  . The dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

  . Whether the series will have voting rights in addition to the voting rights provided by law, and if so, the terms of the voting rights;

  . Whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

  . Whether or not the shares of the series will be redeemable or exchangeable, and, if so, the dates, terms and conditions of redemption or exchange, as the case may be;

  . Whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

  . The rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

   Unless otherwise provided by our board of directors, the shares of all series of preferred stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change in control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

REGISTRATION RIGHTS

   The holders of the 22,866,011 outstanding shares of our common stock which will be issued upon conversion of the preferred stock on the closing of this offering, which are referred to below as our preferred investors, have the right to cause us to register their shares under the Securities Act as follows:

  . DEMAND REGISTRATION RIGHTS: Each class of our preferred investors, excluding the holders of the series E preferred stock, may make one demand for registration by providing a written demand from the holders of at least 50% of the shares of common stock issued upon conversion of such class of preferred stock demanding registration. All of our preferred investors, including the holders of the series E preferred stock, acting as a single class may make two demands for registration by providing, in each instance, a written demand from the holders of at least 50% of the shares of common stock issued upon conversion of all of the preferred stock. We must use our best efforts to effect such registration as soon as possible after receipt of notice.

  . PIGGYBACK REGISTRATION RIGHTS: Our preferred investors can request to have their shares registered any time we file a registration statement to register any of our securities for our own account. Such registration opportunities are unlimited but the number of shares that can be registered may be eliminated entirely or cut back by the underwriters.

  . S-3 REGISTRATION RIGHTS: After we have qualified for registration on Form S-3, our preferred investors can request us to register their shares if the aggregate price of the shares to the public is not less than $500,000. Except for former holders of our series E preferred stock who are limited to only three such registrations, such registration opportunities are unlimited. However, we are not obligated to register the shares of any single stockholder on Form S-3 more than once during any single calendar year.

   We are required to bear substantially all costs incurred in connection with any such registrations, other than underwriting discounts and commissions. The foregoing registration rights could result in substantial future expenses for us and adversely affect any future equity or debt offerings.

POSSIBLE ANTI-TAKEOVER MATTERS

   Certificate of Incorporation and Bylaws

   Our certificate of incorporation authorizes our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance. See "--Preferred Stock" for a description of our preferred stock. Our certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. Our bylaws provide that our board of directors will be classified into three classes of directors. Please see "Management--Classified Board" for a list of our directors and the class to which they belong. Our bylaws also require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting and require a supermajority vote of members of our board of directors and/or stockholders to amend some bylaw provisions. These provisions of our certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. Such provisions may also have the effect of preventing changes in our management.

   Delaware Anti-Takeover Statute

   We are subject to Section 203 of the Delaware General Corporation Law which, subject to specified exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder--defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock--for a period of three years following the time that such stockholder became an interested stockholder, unless:

  . Prior to that time, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

  . At or subsequent to such time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines business combination to include:

  . Any merger or consolidation involving the corporation and the interested stockholder;

  . Any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder and 10% or more of the assets of the corporation;

  . Subject to specified exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . Any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  . The receipt by the interested stockholder of the benefit of any loans, advance, guarantees, pledges or other financial benefits provided by or through the corporation.

NASDAQ NATIONAL MARKET

   We have applied to list our common stock on the Nasdaq National Market under the trading symbol "DVSA."

TRANSFER AGENT AND REGISTRAR

   The stock transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have outstanding 32,811,401 shares of common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares, the 7,000,000 shares sold in this offering will generally be freely tradable without restriction or further registration under the Securities Act. Of the remaining 25,811,401 shares, all may be sold in the public market upon expiration of lock-up agreements 180 days after the date this prospectus is declared effective, subject to the volume and other restrictions of Rule 144.

   In general, under Rule 144 as currently in effect, our affiliates and other stockholders who have beneficially owned restricted shares for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  .  1% of the then outstanding shares of our common stock; or

  . The average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC.

   Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice, and the availability of current public information about us. A stockholder who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell those shares under Rule 144(k) without regard to the limitations described above.

   Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 of the Securities Act, as currently in effect, may be relied upon with respect to the resales of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Securities Exchange Act, pursuant to written compensatory benefit plans or written contracts relating to the compensation of those persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its minimum holding period requirements.

   Shortly after this offering, we may also file a registration statement under the Securities Act covering shares of common stock reserved for issuance under our equity incentive plans. Such registration statement will cover approximately 6,187,096 shares. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to the lock-up agreements described above.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in an agreement among the underwriters and us, each of the underwriters named below, through their representatives, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc. and Hambrecht & Quist LLC, has severally agreed to purchase from us the aggregate number of shares of our common stock set forth opposite its name below:

                                                                       NUMBER
    UNDERWRITER                                                       OF SHARES
    -----------                                                      -----------
Bear, Stearns & Co. Inc. ...........................................
Deutsche Bank Securities Inc. ......................................
Hambrecht & Quist LLC...............................................
                                                                     -----------
    Total...........................................................   7,000,000
                                                                     ===========

   The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions, including delivery of legal opinions by our counsel, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all of the above shares of our common stock if any are purchased.

PUBLIC OFFERING PRICE

   The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and
at that price less a concession not in excess of $         per share of common
stock to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those dealers may
reallow, concessions not in excess of $         per share of common stock to
other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and subject to other conditions, including the right to reject orders in whole or in part. The underwriters have informed us that the underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority.

   The following table summarizes the per share and total public offering price of the shares of common stock in the offering, the underwriting compensation to be paid to the underwriters by us and the proceeds of the offering, before expenses, to us. The information presented assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                               TOTAL
                                                     -------------------------
                                                       WITHOUT        WITH
                                                        OVER-        OVER-
                                           PER SHARE  ALLOTMENT    ALLOTMENT
                                           --------- ------------ ------------
Public offering price..................... $         $            $
Underwriting discounts and commissions
 payable by us............................
Proceeds, before expenses, to us..........

   The underwriting discount and commission per share is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of common stock.

   We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1.2 million.

OVER-ALLOTMENT OPTION TO PURCHASE ADDITIONAL SHARES

   We have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 1,050,000 additional shares of our common stock exercisable at the offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be obligated to purchase additional shares of common stock in proportion to their respective purchase commitments as shown in the table set forth above, subject to various conditions.

INDEMNIFICATION AND CONTRIBUTION

   The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act or will contribute to payments that the underwriters may be required to make in respect of those liabilities.

LOCK-UP AGREEMENTS

   Our directors and officers and stockholders holding 25,594,411 shares have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock in the public market without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus.

   In addition, we have agreed that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of common stock, except that we may issue, and grant options to purchase, shares of common stock under our stock option plans and employee stock purchase plan and shares issuable upon exercise of outstanding options granted outside our plans. During this lock-up period, subject to various conditions, we may also issue additional equity securities in connection with collaborative and licensing arrangements or to pay for possible acquisitions, so long as the recipients of such securities are also subject to the 180 day lock-up period.

NASDAQ NATIONAL MARKET QUOTATION

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in those negotiations, the primary factors will be our results of operations in recent periods, estimates of our prospects and the industry in which we compete, an assessment of our management, the general state of the securities markets at the time of this offering and the prices of similar securities of generally comparable companies. We have applied for approval for the quotation of our common stock on the Nasdaq National Market, under the symbol "DVSA." We cannot assure you, however, that an active or orderly trading market will develop for the common stock or that the common stock will trade in the public market subsequent to this offering at or above the initial offering price.

STABILIZATION, SYNDICATE SHORT POSITION AND PENALTY BIDS

   In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

RESERVED SHARE PROGRAM

   At our request, the underwriters have reserved for sale at the initial public offering price up to 400,000 shares of common stock to be sold in this offering for sale to our directors, officers, employees, business associates, vendors and related persons. Purchases of reserved shares are to be made through an account at Bear, Stearns & Co. Inc. in accordance with Bear, Stearns & Co. Inc.'s procedures for opening an account and transacting in securities. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased by our directors, officers, employees, business associates, vendors and related persons will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

                                 LEGAL MATTERS

   Cooley Godward llp, San Diego, California will pass on the validity of the shares of common stock offered by this prospectus for us and certain other legal matters. Upon the completion of this offering, attorneys with Cooley Godward llp, through an investment partnership, will beneficially own a total of 12,252 shares of our common stock.

   Brobeck, Phleger & Harrison LLP, San Diego, California will pass on legal matters in connection with this offering for the underwriters.

                                    EXPERTS

   The audited financial statements included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as described in their report. We have included our financial statements in this prospectus in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS

   In August 1999, we dismissed PricewaterhouseCoopers LLP as our independent accountants. The former independent accountants' report did not contain an adverse opinion, a disclaimer of opinion or any qualifications or modifications related to uncertainty, limitation of audit scope or application of accounting principles. The former independent accountants' report does not cover any of our financial statements in this registration statement. There were no disagreements with the former public accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to our financial statements up through the time of dismissal that, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. In August 1999, we retained Ernst & Young LLP as our independent public accountants. The decision to retain Ernst & Young LLP was approved by resolution of the audit committee of the board of directors. Prior to retaining Ernst & Young LLP, we had not consulted with Ernst & Young LLP regarding accounting principles.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or document filed as an exhibit to the registration statement are qualified by reference to the applicable exhibit as filed.

   A copy of the registration statement, and the exhibits and schedules to the registration statement, as well as reports and other information filed by us with the SEC may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from those offices upon the payment of the fees prescribed by the SEC. You can obtain information about the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, registration statements and other filings we make with the SEC through its electronic data gathering, analysis and retrieval, or EDGAR, system, including our registration statement, are publicly available through the Internet. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC's web site is http://www.sec.gov.

   As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

                              DIVERSA CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Ernst & Young LLP, Independent Auditors.......................   F-2

Balance Sheets as of December 31, 1998 and 1999.........................   F-3

Statements of Operations for the years ended December 31, 1997, 1998 and
 1999...................................................................   F-4

Statement of Stockholders' Deficit for the years ended December 31,
 1997, 1998 and 1999....................................................   F-5

Statements of Cash Flows for the years ended December 31, 1997, 1998 and
 1999...................................................................   F-6

Notes to Financial Statements...........................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Diversa Corporation

   We have audited the accompanying balance sheets of Diversa Corporation as of December 31, 1998 and 1999, and the related statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversa Corporation at December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

San Diego, California
January 12, 2000, except for Note 11, as to which the

   date is February 8, 2000.

                              DIVERSA CORPORATION

                                 BALANCE SHEETS

                                                                    PRO FORMA
                                                                  STOCKHOLDERS'
                                            DECEMBER 31,          EQUITY AS OF
                                      --------------------------  DECEMBER 31,
                                          1998          1999          1999
                                      ------------  ------------  -------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......... $  4,473,000  $  2,490,000
  Short-term investments.............    1,079,000     2,594,000
  Accounts receivable, net of
   allowance of $6,000 and $1,000 at
   December 31, 1998 and 1999,
   respectively......................       48,000    15,571,000
  Other current assets...............      410,000       659,000
                                      ------------  ------------
    Total current assets.............    6,010,000    21,314,000
Property and equipment, net..........    2,622,000     3,096,000
Acquired technology rights, net......           --     2,487,000
Other assets.........................       74,000     4,175,000
                                      ------------  ------------
Total assets......................... $  8,706,000  $ 31,072,000
                                      ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Accounts payable................... $    235,000  $    668,000
  Accrued liabilities................    1,530,000     1,653,000
  Deferred revenue...................      301,000     4,491,000
  Notes payable......................      552,000            --
  Current portion of capital lease
   obligations.......................      922,000       600,000
                                      ------------  ------------
    Total current liabilities........    3,540,000     7,412,000
                                      ------------  ------------

Capital lease obligations, less
 current portion.....................    2,202,000     2,677,000
Deposit from sublessee...............      300,000       300,000
Long-term deferred revenue...........           --    15,094,000

Commitments and contingencies (Note
 7)

Redeemable Convertible Preferred
   Stock--$0.001 par value;
   60,718,183 shares authorized,
   60,220,183 shares issued and
   outstanding at December 31, 1998
   and 1999; no shares issued and
   outstanding pro forma.............   48,402,000    48,402,000  $         --

Stockholders' equity (deficit):
 Series E Convertible Preferred
  Stock--$0.001 par value; 5,555,556
  shares authorized, issued and
  outstanding at December 31, 1999;
  5,000,000 shares authorized, no
  shares issued and outstanding
  pro forma..........................           --         6,000            --
 Common stock--$0.001 par value;
  28,630,349 shares authorized,
  1,856,343 and 2,945,390 shares
  issued and outstanding at December
  31, 1998 and 1999, respectively;
  65,000,000 shares authorized,
  25,779,401 shares issued and
  outstanding pro forma..............        2,000         3,000        26,000
 Additional paid-in capital..........      267,000    20,102,000    68,487,000
 Deferred compensation...............           --    (5,520,000)   (5,520,000)
 Notes receivable from stockholders..      (93,000)      (36,000)      (36,000)
 Accumulated deficit.................  (45,916,000)  (57,351,000)  (57,351,000)
 Accumulated other comprehensive
  income (loss)......................        2,000       (17,000)      (17,000)
                                      ------------  ------------  ------------
    Total stockholders' equity
     (deficit).......................  (45,738,000)  (42,813,000) $  5,589,000
                                      ------------  ============  ============
    Total liabilities and
     stockholders' equity (deficit).. $  8,706,000  $ 31,072,000
                                      ============  ============

                            See accompanying notes.

                              DIVERSA CORPORATION

                            STATEMENTS OF OPERATIONS

                                             YEARS ENDED DECEMBER 31,
                                       ---------------------------------------
                                           1997          1998         1999
                                       ------------  ------------  -----------
Revenue:
  Collaborative revenue..............  $    669,000  $    625,000  $ 9,166,000
  Grant and product revenue..........       486,000       722,000    1,106,000
                                       ------------  ------------  -----------
Total revenue........................     1,155,000     1,347,000   10,272,000
Operating expenses:
  Research and development...........     8,195,000    10,665,000   12,149,000
  Selling, general and
   administrative....................     5,260,000     4,536,000    7,357,000
                                       ------------  ------------  -----------
Total operating expenses.............    13,455,000    15,201,000   19,506,000
                                       ------------  ------------  -----------
Loss from operations.................   (12,300,000)  (13,854,000)  (9,234,000)
Other income (expense)...............       (25,000)       99,000       79,000
Interest income......................       288,000       553,000      527,000
Interest expense.....................      (355,000)     (308,000)    (391,000)
                                       ------------  ------------  -----------
Net loss.............................   (12,392,000)  (13,510,000)  (9,019,000)
Dividends payable to preferred
 stockholders........................            --            --      (66,000)
                                       ------------  ------------  -----------
Net loss applicable to common
 stockholders........................  $(12,392,000) $(13,510,000) $(9,085,000)
                                       ============  ============  ===========
Historical net loss per share, basic
 and diluted.........................  $      (7.72) $      (7.64) $     (3.86)
                                       ============  ============  ===========
Shares used in calculating historical
 net loss per share, basic and
 diluted.............................     1,606,000     1,768,000    2,353,000
Pro forma net loss per share.........                              $     (0.36)
                                                                   ===========
Shares used in calculating pro forma
 net loss per share..................                               25,187,000


                            See accompanying notes.

                              DIVERSA CORPORATION

                      STATEMENT OF STOCKHOLDERS' DEFICIT

                      SERIES E
                    CONVERTIBLE                                                        NOTES                     ACCUMULATED
                  PREFERRED STOCK      COMMON STOCK     ADDITIONAL                   RECEIVABLE                     OTHER
                  -----------------  -----------------    PAID-IN      DEFERRED         FROM     ACCUMULATED    COMPREHENSIVE
                   SHARES    AMOUNT   SHARES    AMOUNT    CAPITAL    COMPENSATION   STOCKHOLDERS   DEFICIT      INCOME (LOSS)
                  ---------  ------  ---------  ------  -----------  ------------   ------------ ------------   -------------
Balance at
 December 31,
 1996...........         --   $  --  1,576,978  $2,000  $   190,000  $        --      $ (50,000) $(22,298,000)    $     --
Issuance of
 notes
 receivable from
 stockholders
 related to sale
 of preferred
 stock .........         --      --         --      --           --           --       (113,000)           --           --
Stock options
 exercised......         --      --     50,847      --       18,000           --             --            --           --
Dividends.......         --      --         --      --           --           --             --       (66,000)          --
Net loss and
 comprehensive
 loss...........         --      --         --      --           --           --             --   (12,392,000)          --
Deferred
 compensation
 related to
 stock options..         --      --         --      --    2,113,000   (2,113,000)            --            --           --
Amortization of
 deferred
 compensation...         --      --         --      --           --      685,000             --            --           --
                  ---------  ------  ---------  ------  -----------  -----------     ----------  ------------     --------
Balance at
 December 31,
 1997...........         --      --  1,627,825   2,000    2,321,000   (1,428,000)      (163,000)  (34,756,000)          --
Comprehensive
 income (loss):
Net loss........         --      --         --      --           --           --             --   (13,510,000)          --
Unrealized gain
 on available-
 for-sale
 securities.....         --      --         --      --           --           --             --            --        2,000
Comprehensive
 loss...........         --      --         --      --           --           --             --            --           --
Stock options
 exercised......         --      --    228,518      --       59,000           --             --            --           --
Payments
 received on
 notes
 receivable.....         --      --         --      --           --           --         70,000            --           --
Deferred
 compensation
 related to
 stock options..         --      --         --      --    1,929,000   (1,929,000)            --            --           --
Amortization of
 deferred
 compensation...         --      --         --      --           --    1,665,000             --            --           --
                  ---------  ------  ---------  ------  -----------  -----------     ----------  ------------     --------
Balance at
 December 31,
 1998...........         --      --  1,856,343   2,000    4,309,000   (1,692,000)       (93,000)  (48,266,000)       2,000
Comprehensive
 income (loss):
Net loss........         --      --         --      --           --           --             --    (9,019,000)          --
Unrealized loss
 on available-
 for-sale
 securities.....         --      --         --      --           --           --             --            --      (19,000)
Comprehensive
 loss...........         --      --         --      --           --           --             --            --           --
Issuance of
 preferred
 stock, net of
 issuance costs
 of $71,000.....  5,555,556   6,000         --      --    7,248,000           --             --            --           --
Issuance of
 stock options
 to former
 employee as
 part of
 severance
 agreement......         --      --         --      --    1,095,000           --             --            --           --
Stock options
 exercised......         --      --  1,089,047   1,000      607,000           --             --            --           --
Payment of note
 receivable from
 stockholders...         --      --         --      --           --           --         13,000            --           --
Forgiveness of
 notes
 receivable
 related to
 employee
 terminations...         --      --         --      --           --           --         44,000            --           --
Dividends
 payable to
 preferred
 stockholders...         --      --         --      --           --           --             --      (66,000)           --
Deferred
 compensation
 related to
 stock options..         --      --         --      --    6,843,000   (6,843,000)            --            --           --
Amortization of
 deferred
 compensation...         --      --         --      --           --    3,015,000             --            --           --
                  ---------  ------  ---------  ------  -----------  -----------     ----------  ------------     --------
Balance at
 December 31,
 1999...........  5,555,556  $6,000  2,945,390  $3,000  $20,102,000  $(5,520,000)    $  (36,000) $(57,351,000)    $(17,000)
                  =========  ======  =========  ======  ===========  ===========     ==========  ============     ========
                      TOTAL
                  STOCKHOLDERS'
                     DEFICIT
                  --------------
Balance at
 December 31,
 1996...........  $(22,156,000)
Issuance of
 notes
 receivable from
 stockholders
 related to sale
 of preferred
 stock .........      (113,000)
Stock options
 exercised......        18,000
Dividends.......       (66,000)
Net loss and
 comprehensive
 loss...........   (12,392,000)
Deferred
 compensation
 related to
 stock options..            --
Amortization of
 deferred
 compensation...       685,000
                  --------------
Balance at
 December 31,
 1997...........   (34,024,000)
Comprehensive
 income (loss):
Net loss........   (13,510,000)
Unrealized gain
 on available-
 for-sale
 securities.....         2,000
                  --------------
Comprehensive
 loss...........   (13,508,000)
Stock options
 exercised......        59,000
Payments
 received on
 notes
 receivable.....        70,000
Deferred
 compensation
 related to
 stock options..            --
Amortization of
 deferred
 compensation...     1,665,000
                  --------------
Balance at
 December 31,
 1998...........   (45,738,000)
Comprehensive
 income (loss):
Net loss........    (9,019,000)
Unrealized loss
 on available-
 for-sale
 securities.....       (19,000)
                  --------------
Comprehensive
 loss...........    (9,038,000)
Issuance of
 preferred
 stock, net of
 issuance costs
 of $71,000.....     7,254,000
Issuance of
 stock options
 to former
 employee as
 part of
 severance
 agreement......     1,095,000
Stock options
 exercised......       608,000
Payment of note
 receivable from
 stockholders...        13,000
Forgiveness of
 notes
 receivable
 related to
 employee
 terminations...        44,000
Dividends
 payable to
 preferred
 stockholders...       (66,000)
Deferred
 compensation
 related to
 stock options..            --
Amortization of
 deferred
 compensation...     3,015,000
                  --------------
Balance at
 December 31,
 1999...........  $(42,813,000)
                  ==============

                              DIVERSA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                              YEARS ENDED DECEMBER 31,
                                        ---------------------------------------
                                            1997          1998         1999
                                        ------------  ------------  -----------
Operating activities:
 Net loss applicable to common
  stockholders........................  $(12,392,000) $(13,510,000) $(9,085,000)
 Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation and amortization.......       842,000     1,178,000    1,498,000
  Loss on disposal of property and
   equipment..........................        86,000            --           --
  Dividends payable to Series A, B and
   D preferred stockholders...........            --            --       66,000
  Amortization of deferred
   compensation.......................       685,000     1,665,000    3,015,000
  Issuance of stock options to former
   employees..........................            --            --    1,095,000
  Forgiveness of notes receivable.....            --            --       44,000
  Change in operating assets and
   liabilities:
  Accounts receivable, net............       (61,000)      233,000     (664,000)
  Other current assets................       (64,000)     (137,000)    (609,000)
  Other assets........................        48,000        78,000      (47,000)
  Accounts payable....................       (10,000)     (294,000)     433,000
  Accrued liabilities.................      (312,000)     (335,000)     123,000
  Deferred revenue....................            --       301,000       81,000
                                        ------------  ------------  -----------
  Net cash used in operating
   activities.........................   (11,178,000)  (10,821,000)  (4,050,000)
Investing activities:
 Purchases of property and equipment..    (1,310,000)   (1,234,000)  (1,421,000)
 Purchase of acquired technology
  rights..............................            --            --   (2,500,000)
 Proceeds from release of restricted
  investment securities...............       263,000       405,000           --
 Purchases of investments.............            --   (21,710,000) (26,943,000)
 Maturities of investments............            --    20,633,000   25,426,000
 Deposit from sublessee...............       300,000            --           --
                                        ------------  ------------  -----------
  Net cash used in investing
   activities.........................      (747,000)   (1,906,000)  (5,438,000)
Financing activities:
 Advances under capital lease
  obligations.........................     1,024,000     1,624,000    1,075,000
 Principal payments on capital
  leases..............................      (978,000)   (1,146,000)    (922,000)
 Proceeds from repayment of notes
  receivable from stockholders........     1,402,000        70,000       13,000
 Payments on long-term debt/note
  payable.............................       (15,000)      (14,000)    (552,000)
 Proceeds from sales of preferred and
  common stock, net of issuance
  costs...............................    22,125,000        59,000    7,891,000
 Payments of preferred stock
  dividends...........................       (66,000)           --           --
                                        ------------  ------------  -----------
  Net cash provided by financing
   activities.........................    23,492,000       593,000    7,505,000
                                        ------------  ------------  -----------
Net (decrease) increase in cash and
 cash equivalents.....................    11,567,000   (12,134,000)  (1,983,000)
Cash and cash equivalents at beginning
 of period............................     5,040,000    16,607,000    4,473,000
                                        ------------  ------------  -----------
Cash and cash equivalents at end of
 period...............................  $ 16,607,000  $  4,473,000  $ 2,490,000
                                        ============  ============  ===========
Supplemental disclosure of cash flow
 information:
 Interest paid........................  $    363,000  $    368,000  $   451,000
                                        ============  ============  ===========
Supplemental schedule of noncash
 activities:
 Conversion of bridge notes to
  preferred stock.....................  $  3,433,000  $         --  $        --
                                        ============  ============  ===========
 Conversion of Series I preferred
  stock to Series D preferred stock...  $    668,000  $         --  $        --
                                        ============  ============  ===========

                            See accompanying notes.

                              DIVERSA CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The Company

   Diversa Corporation (the "Company") was incorporated under the laws of the State of Delaware on December 21, 1992 and received initial funding to commence its operations in May 1994. The Company discovers and develops novel enzymes and other biologically active compounds from diverse environmental sources for use in agricultural, chemical processing, industrial and pharmaceutical applications.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers cash equivalents to be only those investments which are highly liquid, readily convertible to cash and which mature within three months from the date of purchase. The Company generally invests its excess cash in U.S. Government securities and investment grade corporate obligations.

   Short-term Investments

   The Company applies Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, to its investments. Under SFAS No. 115, the Company classifies its short-term investments as "Available-for-Sale" and records such assets at estimated fair value in the balance sheet, with unrealized gains and losses, if any, reported in stockholders' equity (deficit).

   At December 31, 1998, all short-term investments consisted of investments in U.S. government treasury securities. At December 31, 1999, short-term investments consisted of the following:

                                                    AMORTIZED MARKET UNREALIZED
                                                      COST    VALUE  GAIN (LOSS)
                                                    --------- ------ -----------
Corporate debt securities..........................  $1,505   $1,496    $ (9)
Obligations of U.S. Government agencies............   1,106    1,098      (8)
                                                     ------   ------    ----
                                                     $2,611   $2,594    $(17)
                                                     ======   ======    ====

   These investments all mature in less than one year.

   Concentration of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions.

   During the years ended December 31, 1997, 1998 and 1999, the Company had collaborative research agreements that accounted for 58%, 46%, and 89%, respectively, of total revenue.

   Property and Equipment

   Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (generally three to five years) using the straight-line method. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful life of the related assets.

                              DIVERSA CORPORATION

   Impairment of Long-Lived Assets

   In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly the Company has not recognized any impairment losses through December 31, 1999.

   Fair Value of Financial Instruments

   Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

   Revenue Recognition

   Strategic alliance revenues are earned and recognized on a percentage of completion basis as research costs are incurred in accordance with the provisions of each strategic alliance agreement. Fees paid to initiate research projects are deferred and amortized over the project period in accordance with SEC Staff Accounting Bulletin (SAB) No. 101. Milestone payments are recognized as revenue upon the completion of the milestone. Revenue from grants is recognized on a percentage of completion basis as related costs are incurred. Revenue from product sales is recognized at the time of shipment to the customer. The Company recognizes revenue only on payments that are non refundable, and defers revenue recognition until performance obligations have been completed. None of the strategic alliances or grants require scientific achievement as a performance obligation.

   Research and Development

   Expenditures relating to research and development are expensed in the period incurred.

   Income Taxes

   Current income tax expense (benefit) is the amount of income taxes expected to be payable (receivable) for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities, as well as the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred income tax expense is generally the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when realizability of deferred tax assets is uncertain. The effect of tax rate changes is reflected in tax expense (benefit) during the period in which such changes are enacted.

   Stock-Based Compensation

   As permitted by SFAS No. 123, the Company accounts for common stock options granted to employees using the intrinsic value method and, thus, recognizes no compensation expense for options granted with exercise prices equal to or greater than the fair value of the Company's common stock on the date of the grant. In 1999, the Company recognized deferred stock compensation related to certain stock option grants (see Note 5).

                              DIVERSA CORPORATION

   Deferred compensation for options granted to non-employees has been determined in accordance with SFAS No. 123 and EITF 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest.

   Comprehensive Income (Loss)

   As of January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components; the Company has disclosed its comprehensive income (loss) as a component of its statement of stockholders' equity (deficit).

   Net Loss Per Share

   Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, Earnings per Share, and SAB 98, for all periods presented. Under the provisions of SAB 98, common stock and convertible preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. To date, the Company has not issued or granted shares for nominal consideration.

   In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per common share, as presented in the statements of operations, has been computed for the year ended December 31, 1999 as described above, and also gives effect to the assumed conversion of preferred stock which will automatically convert to common stock immediately prior to the completion of the Company's initial public offering (using the "as if converted" method) from the original date of issuance. The pro forma shares have been adjusted to give effect to the 1-for-2.8806 reverse stock split contemplated in Note 11.

   The following table presents the calculation of basic, diluted and pro forma basic and diluted net loss per share:

                                               YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                            1997          1998         1999
                                        ------------  ------------  -----------
Net loss applicable to common
 stockholders.........................  $(12,392,000) $(13,510,000) $(9,085,000)

Basic and diluted net loss per share..  $      (7.72) $      (7.64) $     (3.86)
                                        ============  ============  ===========
Weighted-average shares used in
 computing historical net loss per
 share, basic and diluted.............     1,606,000     1,768,000    2,353,000

Pro forma:
  Net loss............................                              $(9,085,000)
Pro forma net loss per share, basic
 and diluted (unaudited)..............                              $     (0.36)
                                                                    ===========

Shares used above.....................                                2,353,000
  Pro forma adjustment to reflect
   weighted-average effect of assumed
   conversion of convertible preferred
   stock (unaudited)..................                               22,834,000
                                                                    -----------
  Shares used in computing pro forma
   net loss per share, basic and
   diluted (unaudited)................                               25,187,000

                              DIVERSA CORPORATION

   The Company has excluded all convertible preferred stock, outstanding stock options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all applicable periods presented. The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for options and warrants, was 23,620,000, 24,231,000 and 25,959,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share.

   Segment Reporting

   As of January 1, 1998, the Company adopted SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. The Company has determined that it operates in only one segment. Accordingly, the adoption of this statement had no impact on the Company's financial statements.

   Effect of New Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will be effective January 1, 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company believes the adoption of SFAS No. 133 will not have a material effect on the financial statements.

2. BALANCE SHEET DETAILS

   Accounts receivable consist of the following:

                                                              DECEMBER 31,
                                                           --------------------
                                                            1998       1999
                                                           -------  -----------
   Trade.................................................. $13,000  $    23,000
   Grants.................................................  41,000      204,000
   Partnership alliances..................................      --   15,345,000
                                                           -------  -----------
                                                            54,000   15,572,000
   Allowance for doubtful accounts........................  (6,000)      (1,000)
                                                           -------  -----------
   Total.................................................. $48,000  $15,571,000
                                                           =======  ===========

   The partnership alliance receivable consists primarily of a receivable from Novartis related to the joint venture discussed in Note 3. This receivable was recorded upon the commencement of the related research efforts in December 1999 after the agreement was signed, and the payment of the receivable is due by February 2000.

                              DIVERSA CORPORATION

   Property and equipment consist of the following:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1998         1999
                                                       -----------  -----------
   Laboratory equipment............................... $ 4,228,000  $ 5,720,000
   Computer equipment.................................   1,735,000    2,112,000
   Furniture and fixtures.............................     274,000      322,000
   Leasehold improvements.............................      77,000      132,000
                                                       -----------  -----------
                                                         6,314,000    8,286,000
   Accumulated depreciation and amortization..........  (3,692,000)  (5,190,000)
                                                       -----------  -----------
   Total.............................................. $ 2,622,000  $ 3,096,000
                                                       ===========  ===========

   At December 31, 1999, other assets primarily consisted of a $4.0 million long-term receivable from the Novartis joint venture (See Note 3). This receivable is due in June 2001, and is carried at its present value using a discount rate of 15%.

   Accrued liabilities consist of the following:

                                                               DECEMBER 31,
                                                           ---------------------
                                                              1998       1999
                                                           ---------- ----------
   Compensation........................................... $  855,000 $  929,000
   Professional fees......................................    334,000    287,000
   Property taxes.........................................     67,000     85,000
   Other..................................................    274,000    352,000
                                                           ---------- ----------
                                                           $1,530,000 $1,653,000
                                                           ========== ==========

3. SIGNIFICANT STRATEGIC ALLIANCES

   Novartis Agribusiness Biotechnology Research

   In January 1999, the Company entered into a strategic alliance with Novartis Agribusiness Biotechnology Research Inc. ("Novartis"). Under the agreement, the Company will receive research funding from Novartis to conduct multiple independent research projects with the intention of identifying and developing biomolecules that meet the scientific specifications of Novartis. In conjunction with the transaction, Novartis purchased 5,555,556 shares of Series E Convertible Preferred Stock for gross proceeds of $7.3 million, paid a technology access fee of $3.0 million, and provided project research funding of $2.2 million to the Company, for aggregate total proceeds of $12.5 million. The Company is recognizing the research payments and the technology access fee on a percentage of completion basis as research is performed. The only obligation of the Company under this agreement is to perform research activities; Novartis did not acquire any rights or privileges other than as disclosed in Note 4 as an owner of Series E preferred stock.

   All of the research required under the collaboration was completed by December 31, 1999, and accordingly the entire technology access fee of $3.0 million and the research funding of $2.2 million were recognized in 1999. The Company has no further performance obligations related to this alliance.

   Novartis Joint Venture

   In December 1999, the Company formed a five-year, renewable strategic alliance with Novartis Seeds AG ("Novartis"). Through a contract joint venture, the Company and Novartis will jointly pursue opportunities in the field of animal feed and agricultural product processing. Both parties will share in the management of the venture and fund a portion of the sales and marketing costs of this venture. Under the agreements, Novartis receives exclusive, worldwide rights in the field of animal feed and project exclusive, worldwide rights in the

                              DIVERSA CORPORATION
field of agricultural product processing. Novartis will pay for the license granted under this agreement, of which $15.0 million is due by February 2000 and an additional $5 million due in June 2001. The Company has recorded the receivable at its present value of $4.0 million. The technology access fee will be recognized as revenue on a straight-line basis over the term of the agreement. Additionally, the Company will receive minimum research funding over five years of $33.9 million, as well as milestone payments upon achievement of project objectives totalling up to $7.7 million and license and commercialization fees for any resulting products. Research funding will be recognized as the research is performed, and milestone payments will be recognized as revenue when earned. The Company will receive a share of the profits in the form of royalties on any product sales.

   Revenue recognized under the Novartis contract joint venture agreement was $0.8 million for the year ended December 31, 1999, consisting of research funding of $0.5 million and amortization of the license fee of $0.3 million.

   The Dow Chemical Company

   In July 1999, the Company expanded its existing strategic alliance with The Dow Chemical Company ("Dow"). Under the expanded agreement, the Company will seek to identify and develop enzymes that can be utilized by Dow to manufacture chemical compounds. The three-year agreement requires Dow to make annual technology development payments of $1.5 million each year. Dow will fund the research costs for the duration of the contract totaling $10.8 million. The Company will receive milestone payments of up to $2.7 million upon achievement of established objectives and license and commercialization fees for any resulting products. The Company will receive royalties on product sales. The Company is amortizing the technology development fees over the minimum guaranteed period of the agreement.

   Revenue recognized under the strategic alliance with Dow was approximately $2.5 million (27% of total collaborative revenues) for the year ended December 31, 1999, consisting of research funding of $1.9 million, and amortization of technology development fees of $0.6 million.

   In June 1997, the Company entered into an initial agreement with Dow to develop an enzyme to be used in a Dow industrial process. As of December 31, 1998, the Company had successfully achieved the three technical milestones as outlined in the agreement.

   Finnfeeds International Limited

   In May 1996, the Company entered into a strategic alliance with Finnfeeds International Limited ("Finnfeeds") to jointly discover new enzymes for the animal feed market. In conjunction with the agreement, the Company issued 844,444 shares of its Series C Redeemable Convertible Preferred Stock to Finnfeeds for $1,900,000. The Company received and recognized as revenue $0.8 million in research funding over the period from May 1996 through December 31, 1998. The only obligation of the Company under this agreement is to perform research activities; Finnfeeds did not acquire any rights or privileges other than as disclosed in Note 4 as an owner of Series C preferred stock.

   In December 1998, the Company and Finnfeeds entered into a license agreement to commercialize an enzyme developed under the strategic alliance. Under the terms of the agreement, the Company granted Finnfeeds an exclusive license to manufacture, use and sell the developed enzyme. In consideration for the license, the Company will be paid a royalty on related product sales made by Finnfeeds.

   Terragen Discovery Inc.

   In November 1999, the Company signed a license agreement with Terragen Discovery Inc. ("Terragen") under which Terragen and the Company agreed to cross license certain technologies. Under the terms of the

                              DIVERSA CORPORATION
agreement, the Company made an initial payment of $2.5 million in 1999 and agreed to make annual payments of $100,000 to Terragen to maintain the patent rights over the remaining patent life. The Terragen license was acquired to enhance the Company's intellectual property position in combinational libraries. The Company has capitalized the initial payment as an intangible asset, which will be amortized over the sixteen year patent life.

   Other Agreements

   The Company has signed various agreements with research institutions, governmental and commercial entities. Generally these agreements call for the Company to pay research support, cost reimbursement and, in some cases, subsequent royalty payments in the event a product is commercialized. The financial impact of these agreements on the Company is not significant.

4. PREFERRED STOCK AND STOCKHOLDERS' EQUITY

   Initial Public Offering

   In December 1999, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the preferred stock outstanding will automatically convert into 22,834,011 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

   Authorization of Preferred Stock

   In December 1999, the board of directors approved an amendment to the Company's articles of incorporation to authorize an additional 5,000,000 shares of undesignated preferred stock, for which the board of directors is authorized to fix the designation, powers, preferences, and rights, and authorized an additional 5,000,000 shares of common stock.

   Characteristics and Terms Applicable to Preferred Stock

   The Company has Series A, B, C, D and E preferred stock (the "Preferred Stock") outstanding at December 31, 1999. All outstanding shares of Preferred Stock automatically convert into Common Stock upon the effective date of an initial public offering ("IPO") with gross proceeds exceeding $25 million and a price per share of not less than $3.00. The Preferred Stock is convertible at any time into Common Stock of the Company at a conversion ratio (one to one) determined based on a formula provided in the Company's Restated Certificate of Incorporation. The conversion ratio will be adjusted to 1-for-2.8806 when the reverse stock split discussed in Note 11 is effected. The Company has reserved the full number of shares of Common Stock issuable upon conversion of the Preferred Stock.

                              DIVERSA CORPORATION

   A summary of convertible preferred stock issued and outstanding as of December 31, 1999 is as follows:

                                                                     LIQUIDATION
                                                            SHARES   PREFERENCE
                                                          ---------- -----------
     Series A............................................ 10,000,000 $10,000,000
     Series B............................................ 24,566,184  16,873,681
     Series C............................................    844,444          --
     Series D............................................ 24,809,555  21,088,122
     Series E............................................  5,555,556   4,722,223
                                                          ---------- -----------
                                                          65,775,739 $52,684,026
                                                          ========== ===========

   The liquidation preference on the Series C Preferred Stock is determined by the board of directors of the Company, and is based on the board's interpretation of the value of the intellectual property rights related to the genes and gene-sequencing technology developed under the Finnfeeds collaboration agreement.

   Dividends are payable when and if declared by the board of directors for the Series A, B and D Stockholders. Such dividends will be declared so that each of these Stockholders participates equally. From December 21, 1999 until the date of the consummation of the first sale of common shares in an IPO, the Series A, B and D Preferred Stockholders are entitled to a 5% dividend per annum. The Company has accrued $66,000 in dividends payable, as of December 31, 1999, and will continue to accrue approximately $6,500 per day through the completion of an initial public offering. The Company intends to settle the dividend payable through the issuance of shares of common stock valued at the IPO price. The dividend for the Series A, B and D Preferred stock is $0.05, $0.033, and $0.0425 per share, respectively, or such greater amount of dividends as the Preferred Stockholders would be entitled to if converted into Common Stock. Dividends are payable when and if declared by the board of directors on the Series C and E Preferred Stock, but are junior to the dividends on the Series A, B and D Preferred Stock.

   The Preferred Stockholders have voting rights on an "as if converted" basis on most matters; however, the approval of a majority of the Preferred Stockholders voting as a separate class is required for certain transactions.

   In the event of a liquidation, the Series A, B and D Preferred Stockholders are entitled to receive on a pro rata basis a liquidation payment in an amount equal to the original issuance price of the Preferred Stock plus any unpaid cumulative dividends plus declared but unpaid dividends, as well as a pro rata distributive share of any remaining assets on an "as if fully converted" basis with the Common Stock.

   The Company will be required to redeem the Series A, B, C and D Preferred Stock on and after May 2001, upon a written request of the Preferred Stockholders representing not less than 75% of the combined voting power of the Preferred Stock. The redemption price of the Preferred Stock is equal to the original issuance price, plus unpaid cumulative dividends and declared but unpaid dividends. The Series C Preferred Stock will be redeemed only after full redemption of the Series A, B and D Preferred Stock.

   Series A Redeemable Convertible Preferred Stock

   During 1994 and 1995, the Company issued a total of 10,000,000 shares of Series A Redeemable Convertible Preferred Stock for aggregate net proceeds of $9,927,000.

   Series B Redeemable Convertible Preferred Stock

   In May 1996, the Company issued 18,939,394 shares of Series B Redeemable Convertible Preferred Stock (the "Series B Preferred Stock") for aggregate net proceeds of $11,947,000. In December 1996, the Company

                              DIVERSA CORPORATION
issued an additional 4,545,455 shares of Series B Redeemable Convertible Preferred Stock for aggregate proceeds of $3,000,000. In conjunction with the issuance of Series B Redeemable Convertible Preferred Stock, rights were granted to certain key employees and consultants to purchase an additional 1,272,727 shares of Series B Preferred Stock for $840,000. In December 1996, certain of these individuals exercised their rights and purchased 967,698 shares of Series B Preferred Stock for $640,000.

   In May 1997, two key employees exercised their rights and purchased a total of 113,637 shares of Series B Preferred Stock for $0.66 per share in exchange for promissory notes aggregating $75,000. The notes are payable over four years in equal annual installments commencing March 30, 1998, and bear interest at 6.64% per annum. These notes have been recorded as a separate component of stockholders' equity (deficit). The right to purchase an additional $125,000 in Series B Preferred Stock expired in May 1997. In 1999, the Company forgave $44,000 related to notes receivable from certain employees, and recorded compensation expense for the forgiveness.

   Series C Redeemable Convertible Preferred Stock

   In July 1997, the Company issued 844,444 shares of Series C Redeemable Convertible Preferred Stock (the "Series C Preferred Stock") to Finnfeeds for $2.25 per share in conjunction with a collaboration agreement (Note 3). Total issuance costs of $10,000 were netted against the cash proceeds. The rights of the Series C Preferred Stock are junior to the rights of Series A, B and D Preferred Stock, and on par with the Series E Preferred Stock.

   Series D Redeemable Convertible Preferred Stock

   In October 1997, the Company issued 24,809,555 shares of Series D Redeemable Convertible Preferred Stock (the "Series D Preferred Stock") for $0.85 per share. The $21,088,000 total issuance price of the Series D Preferred Stock included the conversion of bridge notes in the amount of $3,433,000, the exchange of Series I Preferred Stock in the amount of $688,000 and a $50,000 note receivable from a key employee which is payable over four years in equal annual installments commencing December 1997, and bears interest at 6.64% per annum. Total issuance costs of $165,000 were netted against the cash proceeds.

   Series E Convertible Preferred Stock

   In January 1999, in conjunction with a strategic alliance signed with Novartis (Note 3), the Company sold 5,555,556 shares of Series E Convertible Preferred Stock. The terms of the stock purchase agreement designate a portion of the proceeds as a technology access fee, a portion of the proceeds as advance payments for research support under the collaboration agreement, and $7,333,000 for the Series E Convertible Preferred Stock ($1.32 per share). The rights of the Series E Convertible Preferred Stock are junior to the rights of Series A, B and D with respect to dividends and liquidation preferences.

5. STOCK OPTION PLANS AND WARRANTS

   1999 Employee Stock Purchase Plan

   In December 1999, the board of directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 416,579 shares of the Company's common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during defined offering periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. The initial offering period will commence on the effective date of the

                              DIVERSA CORPORATION
offering. In addition, the Purchase Plan provides for annual increases of shares available for issuance under the Purchase Plan beginning with fiscal 2001.

   1999 Nonemployee Directors Stock Option Plan

   In December 1999, the Company adopted the 1999 Nonemployee Directors Stock Option Plan and reserved a total of 277,719 shares of common stock for issuance thereunder. Each nonemployee director who becomes a director of the Company will be automatically granted a nonstatutory stock option to purchase 27,772 shares of common stock on the date on which such person first becomes a director. At each board meeting immediately following each annual stockholders meeting beginning with the first board meeting after the 1999 Annual Stockholders Meeting, each nonemployee director will automatically be granted a nonstatutory option to purchase 1,736 shares of common stock. The exercise price of options under the director plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the director plan is ten years. Each initial grant under the director plan will vest as to 25% of the shares subject to the option one year after the date of grant and at a rate of 25% of the shares at the end of each year. Each subsequent grant will vest in full one year after the date of grant. The director plan will terminate in September 2009, unless terminated earlier in accordance with the provisions of the director plan.

   The 1997 Equity Incentive Plan

   In August 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Plan") which provides for the granting of incentive or non-statutory stock options, stock bonuses, and rights to purchase restricted stock to employees, directors, and consultants as administered by the human resources committee of the board of directors. Unless terminated sooner by the board of directors, the 1997 Plan will terminate in August 2007.

   The incentive and non-statutory stock options are granted with an exercise price of not less than 100% and 85%, respectively, of the estimated fair value of the underlying common stock as determined by the board of directors. The 1997 Plan allows a purchase price for each restricted stock purchase that is not less than 85% of the estimated fair value of the Company's common stock as determined by the board of directors.

   Options granted under the 1997 Plan vest over periods ranging up to four years and are exercisable over periods not exceeding ten years. The aggregate number of shares which may be awarded under the 1997 Plan is 5,836,468, and an equal number of shares of common stock are reserved for the exercise of these options. This aggregate number includes 3,020,204 shares which were authorized by the board of directors in October 1999.

   The Restated 1994 Employee Incentive and Non-Qualified Stock Option Plan

   The Restated 1994 Employee Incentive and Non-Qualified Stock Option Plan (the "1994 Plan") provides for the granting of incentive or non-qualified stock options to employees and consultants as administered by the human resources committee of the board of directors. The incentive stock options are granted with an exercise price of not less than the estimated fair value of the underlying common stock as determined by the board of directors. The non-qualified stock options are granted with an exercise price of not less than $0.03.

   Options granted under the 1994 Plan vest over periods ranging up to four years and are exercisable over periods not exceeding ten years. Options to purchase 951,902 shares have been granted under the 1994 Plan and 110,000 options remain outstanding related to the 1994 Plan. In August 1997, this Plan was terminated and there are no options available for future grant.

                              DIVERSA CORPORATION

   Information with respect to the plans is as follows:

                                                                WEIGHTED AVERAGE
                                                      SHARES     EXERCISE PRICE
                                                    ----------  ----------------
   Balance at January 1, 1997......................  1,279,000       $0.40
     Granted.......................................  1,203,000       $0.43
     Exercised.....................................    (51,000)      $0.35
     Cancelled.....................................    (81,000)      $0.46
                                                    ----------
   Balance at December 31, 1997....................  2,350,000       $0.43
     Granted.......................................  1,185,000       $0.58
     Exercised.....................................   (228,000)      $0.26
     Cancelled.....................................   (346,000)      $0.43
                                                    ----------
   Balance at December 31, 1998....................  2,961,000       $0.49
     Granted.......................................  1,515,000       $3.14
     Exercised..................................... (1,089,000)      $0.55
     Cancelled.....................................   (262,000)      $0.49
                                                    ----------
   Balance at December 31, 1999....................  3,125,000       $1.73
                                                    ==========

   At December 31, 1999, options under the plans to purchase approximately 3,125,000 shares were exercisable and approximately 2,368,000 shares remain available for grant.

   Following is a further breakdown of the options outstanding under the plans as of December 31, 1999:

                                             WEIGHTED                                     WEIGHTED
                                             AVERAGE         WEIGHED                  AVERAGE EXERCISE
                                OPTIONS   REMAINING LIFE AVERAGE EXERCISE   OPTIONS   PRICE OF OPTIONS
   RANGE OF EXERCISE PRICES   OUTSTANDING    IN YEARS         PRICE       EXERCISABLE   EXERCISABLE
   ------------------------   ----------- -------------- ---------------- ----------- ----------------
   $0.03--$0.49............      469,000       7.0            $0.40          469,000       $0.40
   $0.58...................    1,331,000       8.4            $0.58        1,331,000       $0.58
   $1.73--$8.64............    1,325,000       9.7            $3.43        1,325,000       $3.43
                               ---------                                   ---------
   $0.03--$8.64............    3,125,000       8.8            $1.73        3,125,000       $1.73
                               =========                                   =========

   The Company has outstanding an option to purchase 13,937 shares of common stock with an exercise price of $0.03 per share that was issued in 1994 to a founder of the Company as consideration for waiving certain rights in conjunction with a previous financing. This option was issued outside of the 1994 and 1997 plans. The option expires at the earlier of the 10th anniversary of the option or eighteen months after the completion of an IPO.

   Adjusted pro forma information regarding net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options and stock purchase plan under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the "Minimum Value" method for option pricing with the following assumptions for 1997, 1998 and 1999; risk-free interest rates of 6.50%; dividend yield of 0%; and a weighted-average expected life of the options of five years.

                              DIVERSA CORPORATION

   For purposes of adjusted pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company's adjusted pro forma information is as follows:

                                            YEARS ENDED DECEMBER 31,
                                      ---------------------------------------
                                          1997          1998         1999
                                      ------------  ------------  -----------
   Adjusted pro forma net loss....... $(12,466,000) $(13,572,000) $(9,251,000)
   Adjusted pro forma basic net loss
    per share........................ $      (7.76) $      (7.68) $     (3.93)

   The pro forma effect on net loss for 1997, 1998 and 1999 is not likely to be representative of the pro forma effects on reported net income or loss in future years because these amounts reflect less than four years of vesting.

   During the years ended December 31, 1997, 1998 and 1999, in connection with the grant of certain stock options to employees, the Company recorded deferred stock compensation totaling approximately $10.8 million, representing the difference between the exercise price and the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense over the vesting period of the options. During the year ended December 31, 1999, the Company recorded amortization of deferred stock compensation expense of approximately $3.0 million.

   The Company has a total of approximately 364,000 warrants outstanding, consisting of approximately 174,000 warrants to purchase Series A Preferred Stock at $2.88 per share, and approximately 190,000 warrants to purchase common stock at between $0.03 and $0.43 per share. The common stock warrants were issued in previous years in connection with certain debt and equity financing transactions, and expire through 2006. The Series A Preferred Stock warrants were issued in conjunction with a lease financing agreement, and expire at the later of February 2005, or the fifth anniversary of the completion of an initial public offering.

   At December 31, 1999, the Company has reserved shares of common stock for future issuance as follows:

   Conversion of convertible preferred stock......................... 22,834,000
   1994 and 1997 Stock Option Plan...................................  5,493,000
   Option issued to a founder of the Company.........................     14,000
   Warrants..........................................................    364,000
                                                                      ----------
                                                                      28,705,000
                                                                      ==========

   Employee Terminations

   During 1999, the Company agreed to separation terms with two former officers. In conjunction with these agreements, the Company agreed to accelerate one year's unvested options for one officer, and extend the vesting period for one year for the other officer. The Company considered each modification to require a remeasurement of the options and accordingly recorded an expense of $1.1 million related to the option modifications. The expense was recorded at the time of the separation as the former officers will perform no services on behalf of the Company after the separation date.

6. BENEFIT PLAN

   The Company has a 401(k) plan which allows participants to defer a portion of their income through contributions. Such deferrals are fully vested and are not taxable to the participant until distributed from the plan upon termination, retirement, permanent disability or death. During the years ended December 31, 1997, 1998 and 1999, the Company made discretionary contributions of approximately $39,000, $45,000 and $54,000, respectively.

                              DIVERSA CORPORATION

7. COMMITMENTS AND CONTINGENCIES

   The Company leases office and laboratory space as well as equipment under noncancelable leases as follows:

                                                           CAPITAL   OPERATING
                                                            LEASES     LEASES
                                                          ---------- ----------
   Year ending December 31:
     2000................................................ $  943,000 $  563,000
     2001................................................  1,012,000    580,000
     2002................................................  1,035,000     49,000
     2003................................................    817,000         --
     2004................................................    296,000         --
   Thereafter............................................     45,000         --
                                                          ---------- ----------
   Total minimum lease payments..........................  4,148,000 $1,192,000
                                                                     ==========
   Amount representing interest..........................    871,000
                                                          ----------
   Present value of minimum capital lease obligations....  3,277,000
   Current portion.......................................    600,000
                                                          ----------
   Long-term capital lease obligation.................... $2,677,000
                                                          ==========

   The operating lease commitment includes rental payments due under the Company's San Diego facility lease and excludes approximately $390,000 in payments due related to a previously occupied facility for which the Company has sublessee rental commitments to meet substantially all required lease payments, and has received a $300,000 deposit from the sublessee. For the years ended December 31, 1997, 1998, and 1999, rent and administrative service expense under operating leases for the San Diego facility was approximately $413,000, $516,000, and $533,000, respectively.

   Equipment acquired under capital leases is included in property and equipment, and amounted to $4,971,000 and $6,075,000 (net of accumulated amortization of $2,421,000 and $1,916,000) as of December 31, 1998 and December 31, 1999, respectively. The Company's capital lease obligations mature at various dates through 2004 with interest rates ranging from 9.5% to 15.7%. As of December 31, 1999, the Company has $828,000 available under lease financing lines.

8. NOTES PAYABLE

   In March 1995, the Company issued a $600,000 note payable with a 9% per annum interest rate payable in connection with the acquisition of fixed assets. The note was paid in full in 1999.

9. RELATED PARTY TRANSACTIONS

   Included in the statement of operations are consulting fees and reimbursed expenses to various stockholders, amounting to approximately $275,000 and $413,000 for the year ended December 31, 1998 and 1999, respectively.

                              DIVERSA CORPORATION

10. Income Taxes

   Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $19,269,000 and $22,605,000 has been recognized to offset the deferred tax assets at December 31, 1998 and 1999, respectively, as realization of such assets is uncertain.

                                                           December 31,
                                                     --------------------------
                                                         1998          1999
                                                     ------------  ------------
Deferred tax assets:
  Net operating loss carryforwards.................. $ 16,584,000  $ 17,724,000
  Deferred revenue..................................           --     1,155,000
  Licenses..........................................           --     1,266,000
  Start-up costs....................................      556,000       278,000
  Allowances and accrued liabilities................      574,000       349,000
  Federal and state tax credits.....................    1,391,000     1,669,000
  Depreciation......................................      164,000       164,000
                                                     ------------  ------------
  Total deferred tax assets.........................   19,269,000    22,605,000
  Valuation allowance...............................  (19,269,000)  (22,605,000)
                                                     ------------  ------------
Net deferred tax assets............................. $         --  $         --
                                                     ============  ============

   At December 31, 1999, the Company has federal and California net operating loss carryforwards of approximately $45,817,000 and $28,901,000, respectively. The federal net operating loss carryforwards will begin to expire in 2009. The California net operating loss carryforwards will continue to expire in 2000 (approximately $760,000 expired in 1999). The Company also has federal and California tax credits of approximately $1,242,000 and $657,000, respectively, which will expire in 2009.

   Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event of a cumulative change in ownership of more than 50%. However, the Company does not believe such limitation will have a material effect upon the utilization of these carryforwards.

11. Subsequent Events

   In February 2000, the Company effected a 1-for-2.8806 reverse stock split of the Company's common stock. All share data have been retroactively restated to reflect the reverse stock split. In conjunction with the reverse stock split, the certificate of incorporation was amended to authorize 65,000,000 shares of common stock and 5,000,000 shares of preferred stock.

   In February 2000, the Company initiated a loan program for 6 employees to loan them monies to pay a personal tax liability. This tax liability resulted from the Company's delayed filing of a Form 83B election related to those employees' exercise of incentive and non qualified stock options during 1999. This failure to timely file the Form 83B election exposed the employees to significant personal tax liability. To limit the tax exposure, the Company has elected to accelerate the vesting of the remaining unvested options, totaling approximately 207,000 options, and will loan the employees a total of $1.6 million in full recourse promissory notes. The loans carry a market interest rate, and will be repaid over a five year term. In addition, the proceeds from any sale of stock or realization of the individuals' tax credit carryforward will first be used to repay the outstanding loan.

   In February 2000, the Company accelerated the vesting on 104,145 stock options previously granted to a director of the Company who also serves as Chairman of the Scientific Advisory Board and as a consultant. To the extent the option grants were for consulting services, the Company will record a charge to operations of $1.7 million in the first quarter of 2000 in accordance with SFAS 123 and EITF 96-18.

                               [LOGO OF DIVERSA]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Until           , 2000, all dealers that effect trans- actions of these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ---------------------

                               TABLE OF CONTENTS

                             ---------------------

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Special Statement Regarding Forward-Looking Statements...................  16
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Corporate Information....................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Financial Information...........................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  26
Management...............................................................  44
Certain Transactions.....................................................  56
Principal Stockholders...................................................  60
Description of Capital Stock.............................................  62
Shares Eligible for Future Sale..........................................  65
Underwriting.............................................................  66
Legal Matters............................................................  68
Experts..................................................................  68
Where You Can Find More Information......................................  69
Index to Financial Statements............................................ F-1

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                               [LOGO OF DIVERSA]



                               7,000,000 SHARES

                                 COMMON STOCK

                           -------------------------

                                  PROSPECTUS

                           -------------------------

                           BEAR, STEARNS & CO. INC.

                                   CHASE H&Q

                           DEUTSCHE BANC ALEX. BROWN


                                       , 2000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

Registration fee.................................................... $   46,755
NASD filing fee.....................................................     18,210
Nasdaq National Market listing fee..................................     95,000
Printing and engraving expenses.....................................    200,000
Legal fees and expenses.............................................    450,000
Accounting fees and expenses........................................    250,000
Blue Sky fees and expenses..........................................     10,000
Transfer agent and registrar fees...................................     10,000
Miscellaneous.......................................................    120,035
                                                                     ----------
    Total........................................................... $1,200,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Company's Bylaws require that directors and officers be indemnified to the maximum extent permitted by Delaware law.

   The Delaware General Corporation Law (the "Delaware GCL") provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expenses of litigation or other legal proceedings when he is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such litigation (other than a derivative suit) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful), and
(iii) may be indemnified by the corporation for expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification may be made in accordance with this clause (iii) if the director or officer is adjudged liable to the corporation, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. The indemnification described in clauses (ii) and (iii) above shall be made upon order by a court or a determination by (i) a majority of disinterested directors or by such committee such disinterested directors may designate, (ii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion or (iii) the stockholders that indemnification is proper because the applicable standard of conduct is met. Expenses incurred by a director or officer in defending an action may be advanced by the corporation prior to the final disposition of such action upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that he is not entitled to be indemnified in connection with the proceeding to which the expenses relate. The Company's Certificate of Incorporation includes a provision eliminating, to the fullest extent permitted by Delaware law, director liability for monetary damages for breaches of fiduciary duty.

   The Company has entered into indemnity agreements (the "Indemnity Agreements") with each director or officer designated by the Board of Directors. The Indemnity Agreements require that the Company indemnify directors and officers who are parties thereto in all cases to the fullest extent permitted by our bylaws and by Delaware law. Under the Delaware GCL, except in the case of litigation in which a director or officer is successful on the merits, indemnification of a director or officer is discretionary rather than mandatory. Consistent with the Company's Bylaw provision on the subject, the Indemnity Agreements require the Company to make prompt payment of litigation expenses at the request of the director or officer in advance of indemnification provided that he undertakes to repay the amounts if it is ultimately determined that he is not entitled to indemnification for such expenses. The advance of litigation expenses is mandatory; under the Delaware GCL such advance would be discretionary. Under the Indemnity Agreements, the director or officer is permitted to bring suit to seek recovery of amounts due under the Indemnity Agreements and is entitled to recover the expenses of seeking such recovery if such suit for recovery is successful in whole or in part. Without the Indemnity Agreements, the Company would not be required to pay the director or officer for his expenses in seeking indemnification recovery against the Company. Under the Indemnity Agreements, directors and officers are not entitled to indemnity or advancing of expenses (i) if such director or officer has recovered payment under an insurance policy for the subject claim, or has otherwise been indemnified against the subject claim,
(ii) for actions initiated or brought by the director or officer and not by way of defense (except for actions seeking indemnity or expenses from the Company),
(iii) if the director or officer violated section 16(b) of the Exchange Act or similar provisions of law, (iv) if a court of competent jurisdiction determines that the director or officer failed to act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any proceeding which is of a criminal nature, determines that the director or officers' conduct was knowingly fraudulent, deliberately dishonest or constituted willful misconduct or (v) if indemnification is unlawful. Absent the Indemnity Agreements, indemnification that might be made available to directors and officers could be changed by amendments to the Company's Certificate of Incorporation or Bylaws.

   The underwriting agreement provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement.

   In addition, we have an existing directors and officers liability insurance policy.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   Since January 1, 1997, the Registrant has sold and issued the following unregistered securities:

   (a) On July 14, 1997, the Registrant issued and sold 844,444 shares of its Series C Preferred Stock to Finnfeeds International Limited for a purchase price of $1,900,000, in connection with the Registrant's Collaboration Agreement with Finnfeeds International Limited. The Registrant relied on the exemption provided by Section 4(2) and/or Regulation D promulgated under the Securities Act. The sale was made without general solicitation or advertising. The purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the securities were being acquired for investment.

   (b) On September 2, 1997, the Registrant issued to 15 investors, secured promissory notes for an aggregate of $3,432,804 that were convertible into shares of the Registrant's Series D Preferred Stock. The Registrant relied on the exemption provided by Section 4(2) and/or Regulation D promulgated under the Securities Act. The issuances were made without general solicitation or advertising. Each investor was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the securities were being acquired for investment.

   (c) On October 22, 1997, the Registrant issued and sold an aggregate of 24,809,555 shares of its Series D Preferred Stock to 27 investors for an aggregate purchase price of $21,088,122, which reflected the conversion of all of the Registrant's outstanding Series I Preferred Stock and convertible, secured promissory notes into Series D Preferred Stock. The Registrant relied on the exemption provided by Section 4(2) and/or

Regulation D promulgated under the Securities Act. The sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the securities were being acquired for investment.

   (d) On January 25, 1999, the Registrant issued and sold 5,555,556 shares of its Series E Preferred Stock to Novartis Agribusiness Biotechnology Research, Inc. for a purchase price of $7,333,334 in connection with a Collaboration Agreement between the parties. The Registrant relied on the exemption provided by Section 4(2) and/or Regulation D promulgated under the Securities Act. The sale was made without general solicitation or advertising. The purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the securities were being acquired for investment.

   (e) From time to time since January 1, 1997, the Registrant has granted stock options to purchase shares of its common stock to various employees and consultants pursuant to its 1994 Employee Incentive and Non-Qualified Stock Option Plan. With respect to all grants of options, exemption from registration was unnecessary in that the transactions did not involve a "sale" of securities as that term is used in Section 2(a)(3) of the Securities Act.

   (f) From time to time since August 28, 1997, the Registrant has granted stock options to purchase shares of its common stock to various employees and consultants pursuant to its 1997 Equity Incentive Plan. With respect to all grants of options, exemption from registration was unnecessary in that the transactions did not involve a "sale" of securities as that term is used in
Section 2(a)(3) of the Securities Act.

   (g) As of December 31, 1999, the Registrant had issued and sold, in the aggregate, 62,949 shares of its common stock for per share exercise prices ranging from $0.58 to $2.02 to employees and consultants pursuant to their exercise of stock options granted under the Registrant's 1994 Employee Incentive and Non-Qualified Stock Option Plan. The Registrant relied on the exemption provided by Rule 701 under the Securities Act.

   (h) As of December 31, 1999, the Registrant had issued and sold, in the aggregate, 702,386 shares of its common stock for per share exercise prices ranging from $0.04 to $1.73 to employees and consultants pursuant to their exercise of stock options granted under the Registrant's 1997 Equity Incentive Plan. The Registrant relied on the exemption provided by Rule 701 under the Securities Act.

   The common stock amounts and per share exercise prices in the descriptions above reflect the 1-for-2.8806 reverse stock split of the Registrant's common stock which will take place prior to effectiveness of this offering. The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) Exhibits.

 NUMBER
 EXHIBIT                         DESCRIPTION OF DOCUMENT
 ------- ----------------------------------------------------------------------
 1.1**   Form of Underwriter's Agreement.

 3.1** Registrant's Certificate of Incorporation, as amended, as currently in effect.

 3.2**   Registrant's Bylaws, as amended, as currently in effect.

 3.3** Form of Amended and Restated Certificate of Incorporation, to be filed prior to the Closing.

 3.4**   Form of Registrant's Amended and Restated Certificate of
         Incorporation, to be effective upon the closing of this offering.

 3.5** Form of Registrant's Amended and Restated Bylaws, to be effective upon the closing of this offering.

 NUMBER
 EXHIBIT                         DESCRIPTION OF DOCUMENT
 ------- ----------------------------------------------------------------------
  4.1**  Form of Common Stock Certificate of Registrant.

  5.1**  Opinion of Cooley Godward LLP.

 10.1** Form of Indemnity Agreement entered into between the Company and its directors and executive officers.

 10.2** 1994 Employee Incentive and Non-Qualified Stock Option Plan, as amended.

 10.3**  Form of Stock Option Agreement under the 1994 Employee Incentive and
         Non-Qualified Stock Option Plan.

 10.4**  1997 Equity Incentive Plan.

 10.5**  Form of Stock Option Grant Notice and Stock Option Agreement under the
         1997 Equity Incentive Plan.

 10.6**  1999 Non-Employee Directors' Stock Option Plan.

 10.7** Form of Stock Option Grant Notice and Related Stock Option Agreement under the 1999 Non-Employee Directors' Stock Option Plan.

 10.8**  1999 Employee Stock Purchase Plan.

 10.9 Amended and Restated Stockholders' Agreement by and among the Company and the Stockholders identified therein, dated January 25, 1999.+

 10.10** Form of Warrant Agreement to purchase Series A Preferred Stock (with schedule of holders attached).

 10.11** Form of Warrant Agreement to purchase Common Stock (with schedule of holders attached).

 10.12** Form of Warrant Agreement to purchase Common Stock (with schedule of holders attached).

 10.13** Multi-Tenant Office R&D Building Lease by and between the Company and
         Sycamore/San Diego Investors, dated September 24, 1996.

 10.14** Master Lease Agreement by and between the Transamerica Business Credit
         Corporation and the Company, dated April 4, 1997.

 10.15   License Agreement by and between the Company and The Dow Chemical
         Company, dated July 20, 1997 and July 22, 1997.+

 10.16   Collaborative Research Agreement by and between the Company and The
         Dow Chemical Company, dated July 20, 1999 and July 22, 1999.+

 10.17   License Agreement by and between the Company and Finfeeds
         International Limited, dated December 1, 1998.+

 10.18   Collaboration Agreement by and between the Company and Novartis
         Agribusiness Biotechnology Research, Inc., dated January 25, 1999, as amended.+

 10.19   Stock Purchase Agreement by and between the Company and Novartis
         Agribusiness Biotechnology Research, Inc., dated January 25, 1999.+

 10.20   Collaboration Agreement by and between the Company and Rhone-Poulenc
         Animal Nutrition S.A., dated June 28, 1999.+

 10.21   License Agreement by and between the Company and Invitrogen
         Corporation, dated March 29, 1999.+

 10.22 License Agreement by and between the Company and Mycogen Corporation, dated December 1997, as amended on March 6, 1998 and December 19,
         1997.+

 10.23   Patent Cross-License Agreement by and between the Company and Terragen
         Discovery Inc., dated November 18, 1999.+

 NUMBER
 EXHIBIT                        DESCRIPTION OF DOCUMENT
 ------- ---------------------------------------------------------------------
 10.24   Joint Venture Agreement by and between the Company and Novartis Seeds
         AG, dated December 1, 1999.+

 10.25 Research Lease by and between the Company One Cell Systems, Inc., dated February 16, 1999.

 10.26 Research and Development Agreement by and between the Company and Novartis Enzymes, Inc., dated December 1, 1999.+

 10.27** Employment Offer Letter to Patrick Simms, dated February 3, 1997.

 10.28** Employment Offer Letter to Jay Short, dated August 30, 1994.

 10.29** Employment Offer Letter to Karin Eastham, dated April 2, 1999.

 10.30** Employment Offer Letter to William H. Baum, dated July 31, 1997.

 10.31** Separation Agreement by and between the Company and Terrance J.
         Bruggeman, effective as of April 12, 1999.

 10.32** Separation Agreement by and between the Company and Kathleen H. Van
         Sleen, effective as of May 10, 1999.

 10.33** Letter Agreement with Jay M. Short, Ph.D., dated June 25, 1998.

 16.1**  Letter from PricewaterhouseCoopers LLP to the Securities and Exchange
         Commission, dated January 28, 2000.

 23.1    Consent of Ernst & Young LLP, Independent Auditors.

 23.2**  Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

 24.1**  Power of Attorney.

 27.1**  Financial Data Schedule.

--------
*  To be filed by amendment.
** Previously filed as an exhibit to this Registration Statement.

+ Confidential Treatment will be requested with respect to portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

   (b) Schedules

   All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes:

   (1) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (2) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (3) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, in the City of San Diego, County of San Diego, State of California, on the 9th day of February, 2000.

                                          By:/s/ Karin Eastham
                                            -----------------------------------
                                            Karin Eastham
                                            Senior Vice President, Finance and
                                            Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

        /s/ Jay M. Short*            President, Chief Executive     February 9, 2000
   _________________________________ Officer, Chief Technology
        Jay M. Short, Ph.D.          Officer and Director
                                     (Principal Executive
                                     Officer)

        /s/ Karin Eastham            Senior Vice President,         February 9, 2000
____________________________________ Finance and Chief Financial
           Karin Eastham             Officer (Principal Financial
                                     Officer)
     /s/ James H. Cavanaugh*         Director                       February 9, 2000
____________________________________
     James H. Cavanaugh, Ph.D.

      /s/ Daniel T. Carroll*         Director                       February 9, 2000
____________________________________
         Daniel T. Carroll
    /s/ Patricia M. Cloherty*        Director                       February 9, 2000
____________________________________
        Patricia M. Cloherty
     /s/ Donald D. Johnston*         Director                       February 9, 2000
____________________________________
         Donald D. Johnston
         /s/ Mark Leschly*           Director                       February 9, 2000
____________________________________
            Mark Leschly
        /s/ Melvin I. Simon*         Director                       February 9, 2000
____________________________________
       Melvin I. Simon, Ph.D.
        /s/ Peter Johnson*           Director                       February 9, 2000
____________________________________
           Peter Johnson
    *By:  /s/ Karin Eastham
____________________________________
           Karin Eastham
     Attorney-in-Fact and Agent

                                 EXHIBIT INDEX

 NUMBER
 EXHIBIT                         DESCRIPTION OF DOCUMENT
 ------- ----------------------------------------------------------------------
  1.1**  Form of Underwriter's Agreement.

  3.1** Registrant's Certificate of Incorporation, as amended, as currently in effect.

  3.2**  Registrant's Bylaws, as amended, as currently in effect.

  3.3** Form of Amended and Restated Certificate of Incorporation, to be filed prior to the Closing.

  3.4**  Form of Registrant's Amended and Restated Certificate of
         Incorporation, to be effective upon the closing of this offering.

  3.5** Form of Registrant's Amended and Restated Bylaws, to be effective upon the closing of this offering.

  4.1**  Form of Common Stock Certificate of Registrant.

  5.1**  Opinion of Cooley Godward LLP.

 10.1** Form of Indemnity Agreement entered into between the Company and its directors and executive officers.

 10.2** 1994 Employee Incentive and Non-Qualified Stock Option Plan, as amended.

 10.3**  Form of Stock Option Agreement under the 1994 Employee Incentive and
         Non-Qualified Stock Option Plan.

 10.4**  1997 Equity Incentive Plan.

 10.5**  Form of Stock Option Grant Notice and Stock Option Agreement under the
         1997 Equity Incentive Plan.

 10.6**  1999 Non-Employee Directors' Stock Option Plan.

 10.7** Form of Stock Option Grant Notice and Related Stock Option Agreement under the 1999 Non-Employee Directors' Stock Option Plan.

 10.8**  1999 Employee Stock Purchase Plan.

 10.9 Amended and Restated Stockholders' Agreement by and among the Company and the Stockholders identified therein, dated January 25, 1999.+

 10.10** Form of Warrant Agreement to purchase Series A Preferred Stock (with schedule of holders attached).

 10.11** Form of Warrant Agreement to purchase Common Stock (with schedule of holders attached).

 10.12** Form of Warrant Agreement to purchase Common Stock (with schedule of holders attached).

 10.13** Multi-Tenant Office R&D Building Lease by and between the Company and
         Sycamore/San Diego Investors, dated September 24, 1996.

 10.14** Master Lease Agreement by and between the Transamerica Business Credit
         Corporation and the Company, dated April 4, 1997.

 10.15 License Agreement between the Company and The Dow Chemical Company, dated July 20, 1997 and July 22, 1997.+

 10.16   Collaborative Research Agreement by and between the Company and The
         Dow Chemical Company, dated July 20, 1999 and July 22, 1999.+

 10.17   License Agreement by and between the Company and Finfeeds
         International Limited, dated December 1, 1998.+

 10.18   Collaboration Agreement by and between the Company and Novartis
         Agribusiness Biotechnology Research, Inc., dated January 25, 1999, as amended.+

 10.19   Stock Purchase Agreement by and between the Company and Novartis
         Agribusiness Biotechnology Research, Inc., dated January 25, 1999.+

 NUMBER
 EXHIBIT                         DESCRIPTION OF DOCUMENT
 ------- ----------------------------------------------------------------------

 10.20   Collaboration Agreement by and between the Company and Rhone-Poulenc
         Animal Nutrition S.A., dated June 28, 1999.+

 10.21   License Agreement by and between the Company and Invitrogen
         Corporation, dated March 29, 1999.+

 10.22 License Agreement by and between the Company and Mycogen Corporation, dated December 1997, as amended on March 6, 1998 and December 19,
         1997.+

 10.23   Patent Cross-License Agreement by and between the Company and Terragen
         Discovery Inc., dated November 18, 1999.+

 10.24   Joint Venture Agreement by and between the Company and Novartis Seeds
         AG, dated December 1, 1999.+

 10.25 Research Lease by and between the Company One Cell Systems, Inc., dated February 16, 1999.

 10.26 Research and Development Agreement by and between the Company and Novartis Enzymes, Inc., dated December 1, 1999.+

 10.27** Employment Offer Letter to Patrick Simms, dated February 3, 1997.

 10.28** Employment Offer Letter to Jay Short, dated August 30, 1994.

 10.29** Employment Offer Letter to Karin Eastham, dated April 2, 1999.

 10.30** Employment Offer Letter to William H. Baum, dated July 31, 1997.

 10.31** Separation Agreement by and between the Company and Terrance J.
         Bruggeman, effective as of April 12, 1999.

 10.32** Separation Agreement by and between the Company and Kathleen H. Van
         Sleen, effective as of
         May 10, 1999.

 10.33** Letter Agreement with Jay M. Short, Ph.D., dated June 25, 1998.

 16.1**  Letter from PricewaterhouseCoopers LLP to the Securities and Exchange
         Commission, dated January 28, 2000.

 23.1    Consent of Ernst & Young LLP, Independent Auditors.

 23.2**  Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

 24.1**  Power of Attorney.

 27.1**  Financial Data Schedule.

--------
*  To be filed by amendment.
** Previously filed as an exhibit to this Registration Statement.

+ Confidential Treatment will be requested with respect to portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.